Exhibit 99.1

[ELAN LETTERHEAD]

[—], 2012

Dear fellow Elan shareholder:

In August 2012, we announced our intention to separate a substantial portion of our drug discovery business platform, which we refer to as the “Neotope Business,” into a new, publicly traded company incorporated in Ireland which we have named Neotope Corporation Limited (“Neotope”).

We believe that the separation and distribution will provide a number of benefits, including (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in two separate companies and (iv) enhanced management incentive tools.

The separation of the Neotope Business from Elan will be completed through a “demerger” under Irish law. The demerger will be effected by Elan transferring the Neotope Business to Neotope, in exchange for Neotope issuing directly to the holders of Elan ordinary shares and Elan American Depositary Shares (“ADSs”), on a pro rata basis, Neotope ordinary shares representing 99.99% of Neotope’s outstanding ordinary shares (with the remaining 0.01% of Neotope’s outstanding ordinary shares, which we refer to as the “incorporator shares,” continuing to be owned by the original incorporators of Neotope). Neotope’s issuance of 99.99% of its outstanding ordinary shares will constitute a deemed in specie distribution by Elan to holders of record of Elan ordinary shares and Elan ADSs as of 11:59 p.m., Dublin Time, on [—], 2012, which will be the record date. Pursuant to the demerger, each Elan shareholder will receive [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] held as of the record date. Immediately following the separation and distribution, Elan will purchase and acquire an aggregate of [—] ordinary shares of Neotope, representing [18]% of the outstanding ordinary shares of Neotope, consisting of (1) the purchase and acquisition (by way of share subscription) of [—] newly-issued ordinary shares of Neotope for a cash payment to Neotope of approximately $[—] million and (2) the purchase of [—] ordinary shares of Neotope, which constitute all Neotope incorporator shares, from the original incorporators of Neotope.

Immediately following the separation and distribution and our purchase of Neotope ordinary shares, Elan shareholders will own directly [82]% of the outstanding ordinary shares of Neotope, and Elan will own the remaining [18]%. For U.S. federal income tax purposes, Elan expects that, while the matter is not free from doubt, the separation and distribution should qualify as a reorganization under section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and the distribution, as such, should qualify as a distribution of our ordinary shares to Elan shareholders under section 355 of the Code. If the separation and distribution are so treated, Elan shareholders should not recognize any gain for U.S. federal income tax purposes on the receipt of our ordinary shares, except with respect to cash received in lieu of fractional Neotope ordinary shares. However, the separation and distribution are not conditioned on the receipt of an opinion confirming these expected U.S. federal income tax consequences, nor will Elan seek a ruling from the United States Internal Revenue Service addressing the separation and distribution and related transactions.

For Irish tax purposes, Elan expects that, save with respect to the receipt of cash in lieu of fractional entitlements to Neotope ordinary shares, the distribution should not give rise to a taxable event for those classes of Irish shareholders specifically referred to in the section below entitled “Material Irish Tax Consequences of the Distribution.” However, the distribution is not conditioned on the receipt of an opinion confirming these expected Irish tax consequences, nor will Elan seek a specific confirmation from the Revenue Commissioners of Ireland in respect of the anticipated tax treatment of the distribution.

On [—], 2012, Elan shareholders voted to approve the making of the deemed in specie distribution by Elan. You do not need to take any further action to receive the Neotope ordinary shares to which you are entitled as an Elan shareholder. Furthermore, you do not need to pay any consideration to Elan or Neotope or surrender or exchange your Elan ordinary shares or Elan ADSs in connection with the separation and distribution.

Immediately following the separation and distribution, you will own ordinary shares and/or ADSs in Elan, and ordinary shares in Neotope. Elan ordinary shares will continue to trade on the Official List of the Irish Stock Exchange, and Elan ADSs will continue to trade on the New York Stock Exchange under the symbol “ELN.” Neotope’s ordinary shares are expected to be traded on The Nasdaq Global Market under the symbol “[—].”

We encourage you to read the attached information statement, which is being provided to holders of record of Elan ordinary shares and ADSs on [—], 2012. The information statement describes the separation and distribution in detail and contains important business and financial information about Neotope.

On [—], 2012, the board of directors of Elan approved the separation and distribution and our purchase of Neotope ordinary shares. We believe that these transactions are in the best interests of Elan, our shareholders, and Neotope. We remain committed to working on your behalf to continue to build long-term shareholder value.

Very truly yours,

Robert A. Ingram

Chairman of the Board

Elan Corporation, plc

[NEOTOPE CORPORATION LIMITED LETTERHEAD]

[—], 2012

Dear future Neotope Corporation Limited shareholder:

On behalf of the entire Neotope team, I welcome you as a future shareholder. Neotope is a biotechnology company focused on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Following the separation of Neotope from Elan Corporation, plc, Neotope will continue to focus on innovation, differentiated scientific advancement, unique intellectual property creation and translational capability to transform science into clinical assets.

As an independent, publicly-traded company, we believe we can more effectively focus on and execute our objectives and satisfy the capital needs of our company. We believe this will bring more value to you as a shareholder than we could as an operating segment of Elan. In addition, we will have the ability to offer our employees incentive opportunities linked to our performance as an independent, publicly-traded company, which we believe will further enhance employee performance.

Our focused management team is highly motivated to be a growth-oriented company and to enhance value for our shareholders. We believe that following the separation, our talented management and scientific team, who at Elan discovered Tysabri® and an approach to immunotherapy for Alzheimer’s disease, will have the resources to accomplish these goals.

I encourage you to learn more about Neotope and our strategic initiatives by reading the attached information statement. We intend to apply to have our ordinary shares approved for listing on The Nasdaq Global Market under the symbol “[—].”

We look forward to continuing our research and development programs and rewarding our shareholders as we begin a new and exciting chapter in our company’s history.

Very truly yours,

Lars Ekman, MD, PhD

Chairman of the Board

Neotope Corporation Limited

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED OCTOBER 1, 2012

PRELIMINARY INFORMATION STATEMENT

Neotope Corporation Limited

Ordinary Shares

(par value $0.01 per share)

This information statement is being furnished in connection with the separation of a substantial portion of the drug discovery business platform of Elan Corporation, plc (“Elan”), which we describe more specifically herein and which we refer to as the “Neotope Business,” into a new company, Neotope Corporation Limited (“Neotope”), an Irish private limited company. The separation of the Neotope Business from Elan will be completed through a “demerger” under Irish law. The demerger will be effected by Elan transferring the Neotope Business to Neotope, in exchange for Neotope issuing directly to the holders of Elan ordinary shares and Elan American Depositary Shares (“ADSs”), on a pro rata basis, Neotope ordinary shares representing 99.99% of Neotope’s outstanding ordinary shares (with the remaining 0.01% of Neotope’s outstanding ordinary shares, which we refer to as the “incorporator shares,” continuing to be owned by the original incorporators of Neotope). Neotope’s issuance of 99.99% of its outstanding ordinary shares will constitute a deemed in specie distribution by Elan to holders of record of Elan ordinary shares and Elan ADSs as of 11:59 p.m., Dublin Time, on [—], 2012, which will be the record date. Pursuant to the demerger, each Elan shareholder will receive [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] held as of the record date. We refer to this demerger, including the transfer of the Neotope Business to Neotope and the pro rata issuance by Neotope of 99.99% of its outstanding ordinary shares, as the “distribution” and we refer to the reorganization transactions (which will precede the distribution) and the distribution collectively as the “separation and distribution.” We will not distribute any fractional Neotope ordinary shares. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices, and distribute the aggregate net cash proceeds from the sales on a pro rata basis to each holder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution is expected to be effective at 11:59 p.m., Dublin Time, on [—], 2012, subject to certain conditions described in this information statement; provided, that if the conditions have not been satisfied or waived on or before the effective date of the distribution, the distribution date may be extended until the conditions are satisfied or waived. Immediately following the separation and distribution, Elan will purchase and acquire an aggregate of [—] ordinary shares of Neotope, representing [18]% of the outstanding ordinary shares of Neotope, consisting of (1) the purchase and acquisition (by way of share subscription) of [—] newly-issued ordinary shares of Neotope for a cash payment to Neotope of approximately $[—] million and (2) the purchase of [—] ordinary shares of Neotope, which constitute all Neotope incorporator shares, from the original incorporators of Neotope. We refer to the separation and distribution, together with Elan’s subsequent purchase of an aggregate of [18]% of our outstanding ordinary shares, as the “Neotope Transactions.”

For U.S. federal income tax purposes, Elan expects that, while the matter is not free from doubt, the separation and distribution should qualify as a reorganization under section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and the distribution, as such, should qualify as a distribution of our ordinary shares to Elan shareholders under section 355 of the Code. If the separation and distribution are so treated, Elan shareholders should not recognize any gain for U.S. federal income tax purposes on the receipt of our ordinary shares, except with respect to cash received in lieu of fractional Neotope ordinary shares. However, the separation and distribution are not conditioned on the receipt of an opinion confirming these expected U.S. federal income tax consequences, nor will Elan seek a ruling from the United States Internal Revenue Service (“IRS”) addressing the separation and distribution and related transactions. See “The Separation and Distribution — Material U.S. Federal Income Tax Consequences of the Separation and Distribution and Related Transactions.”

For Irish tax purposes, Elan expects that, save with respect to the receipt of cash in lieu of fractional entitlements to Neotope ordinary shares, the distribution should not give rise to a taxable event for those classes of Irish shareholders specifically referred to in the section below “Material Irish Tax Consequences of the Distribution.” However, the distribution is not conditioned on the receipt of an opinion confirming these expected Irish tax consequences, nor will Elan seek a specific confirmation from the Revenue Commissioners of Ireland in respect of the anticipated tax treatment of the distribution.

On [—], 2012, Elan shareholders voted to approve the declaration of the deemed in specie distribution by Elan described above. No further shareholder approval of the separation and distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Elan shareholders will not be required to pay for the Neotope ordinary shares to be received by them in the separation and distribution, or to surrender or to exchange Elan ordinary shares or Elan ADSs in order to receive Neotope ordinary shares, or to take any other action in connection with the separation and distribution.

There is currently no trading market for Neotope ordinary shares, although we expect that a limited market, commonly known as a “when issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of Neotope ordinary shares to begin on the first trading day following the completion of the separation and distribution. We intend to apply to have our ordinary shares approved for listing on The Nasdaq Global Market under the symbol “[—].”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [—], 2012.

This information statement was first mailed to Elan shareholders on or about [—], 2012.

Industry and Market Data

This information statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources available to us. Some data are also based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information.

Trademarks and Service Marks

Unless otherwise indicated, the logos, trademarks, trade names, and service marks mentioned in this information statement are currently the property of, or are used with the permission of, Neotope or Elan. We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is owned by such company (including the trademark VELCRO, which is owned by Velcro Industries, B.V.).

About this Information Statement

Except as otherwise indicated or unless the context otherwise requires, all references to “we,” “our,” “us,” “Neotope” or the “Company” refer to Neotope Corporation Limited, an Irish private limited company, together with its consolidated subsidiaries. References in this information statement to “Elan” refer to Elan Corporation, plc and its consolidated subsidiaries (other than, for all periods following the separation and distribution, Neotope). All references to “we,” “our,” “us,” “Neotope” or the “Company” in the context of historical results refer to the Neotope Business. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of Neotope, which are comprised of the assets and liabilities of the Neotope Business, assumes the completion of all the transactions referred to in this information statement in connection with the separation of the Neotope Business from Elan (including the issuance of Neotope ordinary shares to Elan immediately following the separation and distribution).

This information statement is being furnished solely to provide information to Elan shareholders who will receive ordinary shares of Neotope in connection with the separation and distribution. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

SUMMARY

The following is a summary of some of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this information statement. You should read the entire information statement carefully, including the risks discussed under “Risk Factors” beginning on page 18 and the financial statements and notes thereto included elsewhere in the information statement. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Our Company

Overview

Neotope’s business consists of a substantial portion of Elan Corporation, plc’s former drug discovery business platform, including the following former wholly owned subsidiaries of Elan and related tangible assets and liabilities, which we refer to as the “Neotope Business:”

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Neotope Biosciences Limited (“Neotope Biosciences”). Neotope Biosciences, a wholly owned subsidiary of Neotope, is engaged in the discovery and development of antibodies for the potential treatment of a broad range of indications, including

•	AL and AA forms of amyloidosis, complex diseases caused by tissue deposition of misfolded proteins that result in progressive organ damage;

•	Parkinson’s disease and related synucleinopathies; and

•	Autoimmune disease and metastatic cancers such as melanoma in which melanoma cell adhesion molecule (“MCAM”) mediated cell adhesion may contribute to disease pathology or progression.

Neotope Biosciences’ strategy is to apply its expertise in generating novel therapeutic antibodies, working with a broad range of collaborators in specific disease models, to select candidates for further clinical development. Neotope Biosciences’ portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, MCAM for autoimmune disease and metastatic cancers such as melanoma, and tau for Alzheimer’s disease and other tauopathies. Neotope Biosciences also has a program focused on the potential treatment of type 2-diabetes.

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Onclave Therapeutics Limited (“Onclave”). Onclave, a wholly owned subsidiary of Neotope Biosciences, is engaged in the development of our lead program NEOD001, which is being evaluated for the potential treatment of AL amyloidosis. In 2011, Onclave was granted orphan drug designation of NEOD001 and in September 2012 filed an Investigational New Drug Application with the Food and Drug Administration (“FDA”) for AL amyloidosis.

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Neotope Biosciences, Inc. (“Neotope US”). Neotope US, a wholly owned subsidiary of Neotope Biosciences, was organized as part of the reorganization transactions and will provide research and development services to Neotope Biosciences, at its direction and at arm’s length rates. For a limited time following the separation and distribution, we expect that Neotope US will provide research and development services to Elan, at its direction and at arm’s length rates.

Neotope Biosciences, Onclave, and Neotope US are collectively referred to herein as the “Neotope Subsidiaries.”

Strategy

We intend to advance and develop novel and proprietary therapeutic antibodies discovered by our scientists internally. Our goal is to be a leading biotechnology company focused on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Key elements of our strategy to achieve this goal are to:

•	Continue to discover potential therapeutic antibodies directed against novel targets involved in protein misfolding and cell adhesion;

•	Quickly translate our research discoveries into clinical development;

•	Establish early clinical proof of concept with our potentially therapeutic antibodies;

•	Strategically collaborate or out-license select programs;

•	Highly leverage external talent and resources; and

•	Collaborate with scientific and clinical experts in disease areas of interest.

Reasons for the Separation and Distribution

The board of directors of Elan has determined that the separation and distribution are in the best interests of Elan and its shareholders because it will provide both Elan and Neotope the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in two separate companies and (iv) enhanced management incentive tools.

Risk Factors

Our new company faces both general and specific risks and uncertainties relating to:

•	Our financial position, our need for additional capital and our business;

•	The discovery, development and regulatory approval of drug candidates;

•	The commercialization of our drug candidates;

•	Our dependence on third parties;

•	Our intellectual property;

•	The separation and distribution; and

•	Our ordinary shares.

For a thorough discussion of risk factors associated with our business, the separation and distribution and our ordinary shares, see “Risk Factors” beginning on page 18.

Other Information

Neotope Corporation Limited was incorporated as a private limited company under the laws of Ireland on September 26, 2012. Our principal executive offices are located at 650 Gateway Boulevard, South San Francisco, California. Our telephone number is (650) 837-8550. Our website address is www.neotopebio.com. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement or in the Form 10 of which this information statement is a part.

Emerging Growth Company

We are an “Emerging Growth Company,” as defined in the Jumpstart Our Business Startups Act (or “JOBS Act”), and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “Emerging Growth Companies.” These include, but are not limited to, (i) reduced obligations with respect to the disclosure of selected financial data in registration statements filed with the Securities and Exchange Commission (including the registration statement on Form 10 of which this information statement is a part), (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (iii) an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an “Emerging Growth Company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “Emerging Growth Company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time and that election is irrevocable.

We could remain an “Emerging Growth Company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), which would occur if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

The following is a brief summary of the terms of the separation and distribution. Please see “The Separation and Distribution and Related Transactions” for a more detailed description of the matters described below.

Q:	What is the separation and distribution?

A:	The separation and distribution is a series of transactions by which Elan will separate its Neotope Business from Elan’s other businesses. To complete the separation and distribution, we will issue 99.99% of our ordinary shares to holders of Elan ordinary shares and Elan ADSs, creating two separate, publicly traded companies. We expect that our ordinary shares will be listed on The Nasdaq Global Market.

Q:	Will Elan continue to hold any interest in Neotope after the separation and distribution?

A:	Immediately following the separation and distribution, Elan will purchase and acquire an aggregate of [—] ordinary shares of Neotope, representing [18]% of the outstanding ordinary shares of Neotope, consisting of (1) the purchase and acquisition (by way of share subscription) of [—] newly-issued ordinary shares of Neotope for a cash payment to Neotope of approximately $[—] million and (2) the purchase of [—] ordinary shares of Neotope, which constitute all Neotope incorporator shares, from the original incorporators of Neotope.

Q:	What is Neotope Corporation Limited?

A:	Neotope Corporation Limited is a newly formed, private limited company incorporated in Ireland that was created for the purpose of completing the separation and distribution. It will hold, directly or indirectly, all of the assets and liabilities of the Neotope Business, including 100% of the outstanding ordinary shares of Neotope Biosciences. Neotope Biosciences will in turn hold 100% of the outstanding shares of Onclave and 100% of the outstanding common stock of Neotope US. Following the separation and distribution, Neotope will be a separate company from Elan. The number of Elan ordinary shares and/or Elan ADSs that you own prior to the separation and distribution will not change as a result of the separation and distribution.

Q:	How will the separation and distribution work?

A:	The separation of the Neotope Business from Elan will be completed through a “demerger” under Irish law. The demerger will be effected by Elan transferring the Neotope Business to Neotope, in exchange for Neotope issuing directly to the holders of Elan ordinary shares and Elan ADSs, on a pro rata basis, Neotope ordinary shares representing 99.99% of Neotope’s outstanding ordinary shares (with the remaining 0.01% of Neotope’s outstanding ordinary shares, which we refer to as the “incorporator shares,” continuing to be owned by the original incorporators of Neotope). Neotope’s issuance of 99.99% of its outstanding ordinary shares will constitute a deemed in specie distribution by Elan to holders of record of Elan ordinary shares and ADSs as of the record date. For additional information on the distribution, see “The Separation and Distribution and Related Transactions — Manner of Effecting the Separation and Distribution and Related Transactions.”

Q:	What is being distributed in the separation and distribution?

A:

At the effective time of the separation and distribution, we will issue to you [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] that you hold of record on the record date. Based on approximately [—] Elan ordinary shares and [—] Elan ADSs outstanding as of [—], 2012, a total of approximately [—] Neotope ordinary shares will be issued. For a more detailed description, see “The Separation and Distribution and Related Transactions.”

Q:	Will I own the same proportionate ownership in Elan and Neotope after the Neotope transactions?

A:	Effective upon the separation and distribution, you will have the same proportionate ownership in Elan and Neotope. The subsequent acquisition of an aggregate of [18]% of outstanding Neotope ordinary shares by Elan immediately following the separation and distribution will mean that while your proportionate interest in Elan will not change, you will directly own a reduced percentage of equity securities and voting power in Neotope as compared to your percentage of equity securities and voting power in Elan on the record date. Please note, however, that through your continuing interest in Elan, you will also have an indirect interest in Neotope because Elan will own [18]% of Neotope’s ordinary shares. For a more detailed description, see “The Separation and Distribution and Related Transactions.”

Q:	Why is the separation of Neotope structured as a distribution and not a sale?

A:	Elan believes that a distribution of Neotope ordinary shares to Elan shareholders is a commercially effective way to separate the Neotope Business from the rest of Elan in a manner that will create long-term value for Elan shareholders. Such a distribution is consistent with Elan’s Articles of Association and is customary in demergers by Irish companies. Compared to a sale of Neotope, the distribution also offers a higher degree of certainty of completion in a timely manner, and provides greater assurance that decisions regarding Neotope’s capital structure support future financial stability.

Q:	What is the record date for the distribution?

A:	Record ownership will be determined as of 11:59 p.m., Dublin Time, on [—], 2012, which we refer to as the “record date.” The person in whose name Elan ordinary shares or Elan ADSs are registered at 11:59 p.m. on the record date is the person to whom the Neotope ordinary shares will be issued in the distribution.

Q:	When will the distribution occur?

A:	We expect that Neotope ordinary shares will be distributed by the distribution agent, on behalf of Elan, effective at 11:59 p.m., Dublin Time on [—], 2012, subject to certain conditions described in this information statement; provided, that if the conditions have not been satisfied or waived on or before the effective date of the distribution, that date may be extended until the conditions are satisfied or waived. We refer to the effective date of the distribution as the “distribution date.”

Q:	What will the relationship between Elan and us be following the Neotope Transactions?

A:

Following the Neotope Transactions, we will be a public company and Elan will own an aggregate of [18]% of our outstanding ordinary shares for a limited period of time. However, following the Neotope Transactions, no officers, directors or key employees of Elan will serve as officers or directors, or act on behalf of, Neotope or any of our subsidiaries. In connection with the separation and distribution, we and Elan will enter into the Separation and Distribution Agreement and several other agreements for the purpose of accomplishing the separation of our business from Elan’s other businesses. These agreements also will govern our relationship with Elan subsequent to the separation and distribution and provide for the allocation of tax and certain other liabilities and obligations attributable to periods prior to the separation and distribution. These agreements will also include arrangements with respect to transition services, the provision of research services by Neotope for Elan and the acquisition and disposition of Neotope shares acquired by Elan immediately after the separation and distribution. The Separation and Distribution Agreement will provide that we and Elan agree to provide each other with appropriate indemnities with respect to liabilities arising out of the Neotope Businesses. See “Arrangements between Elan and Neotope.”

Q:	What does Elan intend to do with the [18]% of our outstanding ordinary shares that it will acquire immediately following the separation and distribution?

A:	Elan has agreed to dispose of our ordinary shares as soon as a disposition is warranted, consistent with the business purposes for Elan’s retention of our ordinary shares, but in no event later than five years after the distribution.

Q:	How will Elan vote our ordinary shares that it acquires immediately following the separation and distribution?

A:	Elan has agreed to vote any of our ordinary shares that it acquires immediately following the separation and distribution in proportion to the votes cast by our other shareholders and will grant us a proxy with respect to such shares. For additional information on these voting arrangements, see “Arrangements between Elan and Neotope.”

Q:	What do I have to do to participate in the distribution?

A:	On [—], 2012, Elan shareholders voted to approve the declaration of the deemed in specie distribution by Elan of 99.99% of Neotope’s outstanding ordinary shares. No further action is required on your part. Elan shareholders are not required to pay for the Neotope ordinary shares to be received by them in the separation and distribution, or to surrender or to exchange Elan ordinary shares or Elan ADSs in order to receive Neotope ordinary shares, or to take any other action in connection with the separation and distribution. However, we encourage you to read this information statement carefully.

Q:	How will Elan distribute Neotope ordinary shares to me?

A:	On the distribution date, Neotope will release its ordinary shares to the distribution agent to distribute to Elan shareholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued at that time. It is expected that it will take the distribution agent up to two weeks to issue Neotope ordinary shares to you electronically, or to your bank or brokerage firm on your behalf, by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following this electronic book-entry distribution, shareholders may request at any time physical certificates in respect of their Neotope ordinary shares held in book-entry form.

Q:	If I sell Elan ordinary shares or Elan ADSs that I held on the record date on or before the distribution date, am I still entitled to receive Neotope ordinary shares distributable with respect to the Elan ordinary shares or Elan ADSs I sold?

A:	If you sell your Elan ordinary shares or Elan ADSs on or before the distribution date, you may also be selling your right to receive Neotope ordinary shares. See “The Separation and Distribution and Related Transactions — Trading Between the Record Date and Distribution Date.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your Elan ordinary shares or Elan ADSs on or before the distribution date.

Q:	How will fractional shares be treated in the separation and distribution?

A:

No fractional Neotope ordinary shares will be distributed in connection with the distribution. Fractional shares that Elan shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net proceeds of these sales will be distributed ratably to those shareholders who would otherwise have been entitled to receive fractional shares. See “The Separation and Distribution and Related Transactions — Treatment of Fractional Shares.”

Q:	How will options and other awards linked to Elan ordinary shares or Elan ADSs be treated in the separation and distribution?

A:	Employees of Elan hold stock options to purchase Elan ordinary shares or Elan ADSs and restricted stock units (“RSUs”) representing a right to receive Elan ordinary shares or Elan ADSs upon settlement.

With respect to Elan options and RSUs held by Elan employees that become employees of Neotope effective upon the separation and distribution:

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unvested Elan options and RSUs that would otherwise have vested within twelve months following the effective date of the separation and distribution will vest immediately upon the separation and distribution, with the RSUs (which by their terms are settled upon vesting) settled in Elan ordinary shares or Elan ADSs in accordance with their terms;

•	other unvested Elan options and RSUs will be forfeited; and

•

all vested Elan options (including options the vesting of which were accelerated as described above) will be required to be exercised for Elan ordinary shares or Elan ADSs within twelve months of the effective date of the separation and distribution, or will be forfeited.

Stock options and RSUs held by Elan employees that remain employees of Elan will not be modified in connection with the separation and distribution.

Q:	What are the U.S. federal income tax consequences of the receipt of Neotope ordinary shares by holders of Elan ordinary shares or Elan ADSs?

A:	For U.S. federal income tax purposes, Elan expects that, while the matter is not free from doubt, the separation and distribution should qualify as a reorganization under section 368(a)(1)(D) of the Code, and the distribution, as such, should qualify as a distribution of our ordinary shares to Elan shareholders under section 355 of the Code. If the separation and distribution are so treated, Elan shareholders should not recognize any gain for U.S. federal income tax purposes on the receipt of our ordinary shares, except with respect to cash received in lieu of fractional Neotope ordinary shares. However, the separation and distribution are not conditioned on the receipt of an opinion confirming these expected U.S. federal income tax consequences, nor will Elan seek a ruling from the IRS addressing the separation and distribution and related transactions. For further information concerning the U.S. federal income tax consequences of the separation and distribution, see “The Separation and Distribution and Related Transactions — Material U.S. Federal Income Tax Consequences of the Separation and Distribution and Related Transactions.”

Q:	What are the Irish tax consequences of the receipt of Neotope ordinary shares by holders of Elan ordinary shares or Elan ADSs?

A:	For Irish tax purposes, Elan expects that, save with respect to the receipt of cash in lieu of fractional entitlements to Neotope ordinary shares, the distribution should not give rise to a taxable event for those classes of Irish shareholders specifically referred to in the section below entitled “Material Irish Tax Consequences of the Distribution.” However, the distribution is not conditioned on the receipt of an opinion confirming these expected Irish tax consequences, nor will Elan seek a specific confirmation from the Revenue Commissioners of Ireland in respect of the anticipated tax treatment of the distribution. For further information concerning the Irish tax consequences of the separation and distribution, see “Material Irish Tax Consequences of the Distribution.”

Q:	What is the reason for the separation and distribution?

A:	The board of directors of Elan has determined that the separation and distribution are in the best interests of Elan and its shareholders because these transactions will provide both Elan and Neotope the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in two separate companies and (iv) enhanced management incentive tools.

For a more detailed discussion of the reasons for the separation and distribution, as well as of the potential negative consequences that Elan’s board of directors considered, see “The Separation and Distribution and Related Transactions — Reasons for the Separation and Distribution and Related Transactions.”

Q:	Are there significant costs to the separation and distribution?

A:	Elan currently expects to incur, non-recurring pre-tax separation transaction costs of approximately $[—] in connection with the consummation of the separation and distribution. To the extent additional separation costs are incurred by Neotope after the separation and distribution, they will be the responsibility of Neotope. In addition, there are expected to be total net incremental costs incurred by Neotope on a going-forward basis in connection with operating Neotope as an independent publicly traded company. These costs, excluding non-cash expenses, are currently expected to be approximately $[—] annually. For more information regarding the costs of the separation and distribution and ongoing incremental costs, see the section entitled “Unaudited Pro Forma Combined Financial Statements.”

Q:	Can Elan decide to cancel the distribution of the Neotope ordinary shares even if all of the conditions have been met?

A:	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. For more information, see “The Separation and Distribution and Related Transactions — Conditions to the Distribution.” However, Elan also has the right to terminate the distribution, even if all of the other conditions are satisfied, if at any time the board of directors of Elan determines an event or development shall have occurred or shall exist that, in the judgment of Elan’s board of directors, in its sole and absolute discretion, would make it inadvisable to effect the distribution.

Q:	What will Neotope’s dividend policy be after the separation and distribution?

A:	We do not expect to pay any cash dividends on our ordinary shares for the foreseeable future.

Q:	How will Neotope ordinary shares trade?

A:	There is not currently a public market for our ordinary shares. We intend to apply to have our ordinary shares approved for listing on The Nasdaq Global Market under the symbol “[—].” It is anticipated that trading will commence on a “when-issued” basis prior to the distribution. On the first trading day following the distribution date, “when-issued” trading in respect of our ordinary shares will end and “regular-way” trading will begin.

Q:	Will the separation and distribution affect the trading price of my Elan ordinary shares or Elan ADSs?

A:

Until the market has evaluated the operations of Elan without Neotope, the trading price of Elan ordinary shares and Elan ADSs may fluctuate as a result of the separation and distribution. Elan believes the separation and distribution of Neotope from Elan provides the opportunity to unlock significant value for the separated companies and their respective shareholders. However, there can be no assurance as to trading prices after the separation and distribution and it is possible that the combined trading prices of Elan ordinary shares and Elan ADSs and Neotope ordinary shares after the separation and distribution may be lower than the trading price of Elan ordinary shares and Elan ADSs prior to the separation and distribution. See “Risk Factors” beginning on page 18.

Q:	Do I have appraisal rights?

A:	No. Holders of Elan ordinary shares and Elan ADSs are not entitled to appraisal rights in connection with the separation and distribution.

Q:	Following the separation and distribution, will Neotope have cash on hand to fund its working capital expenses?

A:	In connection with the reorganization transactions that precede the distribution, Elan intends to make a cash investment of $[—] in the Neotope Subsidiaries and, immediately following the separation and distribution, will purchase from Neotope [—] newly issued ordinary shares in exchange for a cash payment of [—]. Immediately following the Neotope Transactions, we expect that we will have approximately $[—] million in cash and cash equivalents, which, we believe will provide us with sufficient liquidity and capital resources to meet our working capital needs through approximately June 30, 2015.

Q:	What are the risks associated with the separation and distribution?

A:	There are a number of risks associated with the separation and distribution and ownership of Neotope ordinary shares. See “Risk Factors” beginning on page 18.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the distribution, you should contact the distribution agent:

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

Tel. 877-498-8861

Before the separation and distribution, if you have questions relating to the separation and distribution, you should contact:

Elan Corporation, plc

Treasury Building

Lower Grand Canal Street

Dublin 2, Ireland

Tel. 353-1-709-4000

Attention: [—]

After the separation and distribution, if you have questions relating to Neotope, you should contact:

Neotope Corporation Limited

[—]

Summary Historical Carve-out Combined and Pro Forma Carve-out Combined Financial Data

The following tables set forth our summary historical carve-out combined and pro forma carve-out combined financial data for the periods indicated below. Our summary historical carve-out combined income statement data for the six months ended June 30, 2012 and 2011 and our summary historical carve-out combined balance sheet data as of June 30, 2012 have been derived from our unaudited interim condensed carve-out combined financial statements included in this information statement. Our results of operations for the six months ended June 30, 2012 presented below are not necessarily indicative of results for the entire fiscal year. Our summary historical carve-out combined income statement data for the fiscal years ended December 31, 2011, 2010 and 2009 and our summary historical carve-out combined balance sheet data as of December 31, 2011 and 2010 have been derived from our audited historical carve-out combined financial statements included elsewhere in this information statement. Per share data has not been presented as no common shares were outstanding during the periods presented and such information would not be meaningful.

The pro forma adjustments and notes to the pro forma financial information give effect to the following transactions:

•	the cash investment by Elan of $[—] in the Neotope Subsidiaries;

•	the issuance of 99.99% of Neotope’s ordinary shares to holders of Elan ordinary shares and Elan ADSs in the distribution; and

•	the issuance by Neotope of [—] ordinary shares to Elan in exchange for a cash payment of approximately $[—].

The unaudited pro forma carve-out combined balance sheet as of June 30, 2012 has been prepared as if the separation and distribution and related transactions had occurred on June 30, 2012. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available. While such adjustments are subject to change based upon the finalization of the terms of the separation and distribution and the underlying separation and distribution agreements, in management’s opinion, the pro forma adjustments are not expected to materially differ from the final adjustments. The unaudited pro forma financial statements are for illustrative and information purposes only and are not intended to represent, or be indicative of, what Neotope’s operating results or financial position would have been had the Neotope Transactions occurred on the dates indicated.

The historical statements of operations of Neotope include allocations of expenses from Elan which reasonably approximate the costs that would have been incurred as an autonomous entity. In addition, the allocation of general corporate overhead expenses from Elan to Neotope was made on a reasonable basis. As such, pro forma adjustments to revenues or expenses in the statements of operations are not necessary. There are expected to be incremental costs incurred by Neotope on a going forward basis in connection with operating Neotope as an independent publicly traded company. Neotope may also incur separation costs after the separation and distribution. These incremental costs are not included as pro forma adjustments.

Our pro forma net loss per basic and diluted share for the year ended December 31, 2011 and the six months ended June 30, 2012 was $[—] and $[—], respectively. The computation of pro forma net loss per basic and diluted share assumes pro forma weighted-average shares outstanding of [—] million, which is equal to the distribution ratio of [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] outstanding as of June 30, 2012 and the [—] ordinary shares issued to Elan in connection with the separation and distribution.

The following summary historical and unaudited pro forma combined financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Arrangements Between Elan and Neotope,” and historical and pro forma financial statements and related notes included elsewhere in this information statement.

Statement of Operations Data:

	Historical Six Months Ended June 30,		Historical Year Ended December 31,
	2012	2011	2011	2010	2009
	(In millions)
Revenue	$1.1	$0.2	$0.5	$1.2	$2.5

Operating expenses:
Research and development expenses	16.8	10.0	24.2	9.8	3.0
General and administrative expenses	4.9	2.8	5.6	3.6	0.7

Total operating expenses	21.7	12.8	29.8	13.4	3.7

Operating loss and net loss before income taxes	(20.6)	(12.6)	(29.3)	(12.2)	(1.2)
Provision for income taxes	0.1	0.3	0.5	0.3	0.1

Net loss	(20.7)	(12.9)	(29.8)	(12.5)	(1.3)

Balance Sheet Data:

	Historical At June 30,	Pro Forma At June 30,		Historical At December 31,
	2012	2012		2011	2010
	(In millions)
Current assets:
Cash and cash equivalents	$—	$125.6	(1)	$—	$—
Prepaid and other current assets	0.1	0.1		0.1	$—

Total current assets	0.1	125.7		0.1	—

Non- Current assets:
Property, plant and equipment, net	2.5	2.5		2.5	2.4
Intangible assets, net	0.1	0.1		0.1	—
Other non-current assets	0.9	0.1	(2)	0.9	0.9

Total assets	$3.6	128.4		$3.6	$3.3

Current liabilities:
Accounts payable	$0.1	$—	(3)	$0.4	$0.1
Accruals and other current liabilities	4.3	—	(3)	7.9	1.7

Total current liabilities	4.4	—		8.3	1.8
Other non-current liabilities	1.8	1.0	(2)	1.7	1.4

Total liabilities	6.2	1.0		10.0	3.2

Parent company and shareholders’ equity:
Share capital	—	0.4	(4)	—	—
Additional paid-in capital	—	127.0	(4)(5)	—	—
Parent company equity	(2.6)	—	(5)	(6.4)	0.1

Parent company and shareholders’ equity	(2.6)	127.4		(6.4)	0.1

Total liabilities and parent company equity (shareholders’ equity pro forma)	$3.6	128.4		$3.6	$3.3

(1)	Amount represents the pro forma cash investment by Elan of $[—] million, adjusted for the current liabilities that were incurred by Neotope through the effective date of the distribution that Elan is obligated to pay, and the consideration received for the [18]% of the outstanding ordinary shares of Neotope acquired by Elan as of June 30, 2012.
(2)	In connection with the Neotope Transactions, certain assets and liabilities that were allocated from Elan to Neotope are not transferable to Neotope, including, employee deferred compensation plan assets and liabilities. As such, on the effective date of the distribution, Neotope would not record these assets and liabilities on its books. The amount of such assets was $0.8 million and amount of such liabilities was $0.8 million as of June 30, 2012.
(3)	Under the terms of the Separation and Distribution Agreement, Elan is obligated to pay all current liabilities that were incurred by Neotope through the effective date of the distribution. As such, these pro forma adjustments reflect that on the effective date of the distribution, Neotope would eliminate these liabilities on its books.
(4)	Amounts represent the pro forma capitalization of Neotope, including (i) the assumed issuance of approximately [—] million Neotope common shares at $0.01 par value to the to the shareholders of Elan, which is based on the number of outstanding shares of Elan’s common stock as of [—], 2012 and the distribution ratio; (ii) the [18]% of the outstanding ordinary shares of Neotope acquired by Elan; and (iii) the cash investment by Elan in Neotope of $[—] million.

The pro forma adjustment to additional paid-in capital is equal to the amount of net assets transferred by Elan to Neotope of $[—] million (taking account of the current liabilities that will not transfer to Neotope); the consideration of $[—] million for the [18]% of the outstanding ordinary shares of Neotope acquired by Elan; the cash investment by Elan in Neotope of $[—] million; the reclassification of parent company equity to additional paid-in capital less the nominal value of the shares issued of $[—] million.

(5)	Amount represents the reclassification of Elan’s parent company equity to additional paid-in capital.

Terms of the Separation and Distribution and Related Transactions

The following provides a summary of the material terms of the separation and distribution.

Distributed company	Neotope Corporation Limited is the distributed company. Neotope is a newly-formed private limited company incorporated in Ireland that was formed to acquire all of the assets and liabilities of the Neotope Business. After the distribution, Neotope will be an independent publicly traded company.

Distributed company structure	Neotope is a holding company. At the effective time of the distribution, Neotope will own directly, 100% of the outstanding ordinary shares of Neotope Biosciences. Neotope Biosciences will own directly 100% of the outstanding ordinary shares of Onclave and 100% of the outstanding common stock of Neotope US.

Distribution method	The separation of the Neotope Business from Elan will be completed through a “demerger” under Irish law. The demerger will be effected by Elan transferring the Neotope Business to Neotope, in exchange for Neotope issuing directly to the holders of Elan ordinary shares and Elan ADSs, on a pro rata basis, Neotope ordinary shares representing 99.99% of Neotope’s outstanding ordinary shares (with the remaining 0.01% of Neotope’s outstanding ordinary shares, which we refer to as the “incorporator shares,” continuing to be owned by the original incorporators of Neotope). Neotope’s issuance of 99.99% of its outstanding ordinary shares will constitute a deemed in specie distribution by Elan to holders of record of Elan ordinary shares and ADSs as of 11:59 p.m., Dublin Time, on [—], 2012, which will be the record date.

Distribution ratio	Each holder of Elan ordinary shares or Elan ADSs will receive [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] held on the record date.

Distributed securities	We will issue our ordinary shares to holders of Elan ordinary shares and Elan ADSs. Based on the approximately [—] Elan ordinary shares and Elan ADSs outstanding on [—], 2012, and applying the distribution ratio of [—] Neotope ordinary share[s] for [—] Elan ordinary share[s] or Elan ADS[s], approximately [—] Neotope ordinary shares will be distributed to Elan shareholders who hold Elan ordinary shares or Elan ADSs as of the record date.

Distribution mechanics

On the distribution date, Neotope will release its ordinary shares to the distribution agent to distribute to Elan shareholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued at that time. It is expected that it will take the distribution agent up to two weeks to issue Neotope ordinary shares to you electronically, or to your bank or brokerage firm on your behalf, by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following this electronic book-entry distribution, shareholders may request at any time physical certificates in respect of their Neotope ordinary shares held in book-entry form. You will not be required to make any payment, surrender or exchange your Elan ordinary shares or Elan ADSs, or take any other action to receive your Neotope ordinary shares.

Fractional shares	No fractional Neotope ordinary shares will be issued. The shareholders who would otherwise be entitled to a fractional share will receive a cash payment for the value thereof.

Record date	The record date for the distribution is 11:59 p.m., Dublin Time, on [—], 2012.

Distribution date	The distribution date is expected to be 11:59 p.m., Dublin Time, on [—], 2012, subject to certain conditions described in this information statement; provided, that if the conditions have not been satisfied or waived on or before the distribution date, the distribution date may be extended until the conditions shall be satisfied or waived.

Conditions to the distribution	The distribution is subject to the satisfaction or waiver of certain conditions. For more information, see “The Separation and Distribution and Related Transactions — Conditions to the Distribution.” However, the satisfaction of the foregoing conditions does not create any obligations on Elan’s part to effect the separation and distribution, and Elan’s board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the separation and distribution, including by accelerating or delaying the timing of the consummation of all or part of the separation and distribution, at any time prior to the distribution date.

Acquisition of Neotope Ordinary Shares by Elan	Immediately following the separation and distribution, Elan will purchase and acquire an aggregate of [—] ordinary shares of Neotope, representing [18]% of the outstanding ordinary shares of Neotope, consisting of (1) the purchase and acquisition (by way of share subscription) of [—] newly-issued ordinary shares of Neotope for a cash payment to Neotope of approximately $[—] million and (2) the purchase of [—] ordinary shares of Neotope, which constitute all Neotope incorporator shares, from the original incorporators of Neotope.

Trading market and symbol	We intend to apply to have our ordinary shares approved for listing on The Nasdaq Global Market under the symbol “[—].”

U.S. federal income tax consequences

Elan expects that, while the matter is not free from doubt, the separation and distribution should qualify as a reorganization under section 368(a)(1)(D) of the Code, and the distribution, as such, should qualify as a distribution of our ordinary shares to Elan shareholders under section 355 of the Code. If the separation and distribution are so treated, Elan shareholders should not recognize any gain for U.S.

federal income tax purposes on the receipt of our ordinary shares, except with respect to cash received in lieu of fractional Neotope ordinary shares. However, the separation and distribution are not conditioned on the receipt of an opinion confirming these expected U.S. federal income tax consequences, nor will Elan seek a ruling from the IRS addressing the separation and distribution and related transactions.

Irish tax consequences	For Irish tax purposes, Elan expects that, save with respect to the receipt of cash in lieu of fractional entitlements to Neotope ordinary shares, the distribution should not give rise to a taxable event for those classes of Irish shareholders specifically referred to in the section below “Material Irish Tax Consequences of the Distribution.” However, the distribution is not conditioned on the receipt of an opinion confirming these expected Irish tax consequences, nor will Elan seek a specific confirmation from the Revenue Commissioners of Ireland in respect of the anticipated tax treatment of the distribution.

Certain agreements with Elan	In connection with the separation and distribution, we and Elan will enter into the Separation and Distribution Agreement and several other agreements for the purpose of accomplishing the separation of our business from Elan’s other businesses. These agreements also will govern our relationship with Elan subsequent to the separation and distribution and provide for the allocation of tax and certain other liabilities and obligations attributable to periods prior to the separation and distribution. These agreements will also include arrangements with respect to transition services, the provision of research services by Neotope for Elan and the acquisition and disposition of Neotope shares acquired by Elan immediately after the separation and distribution.

For a discussion of these arrangements, see the section entitled “Arrangements between Elan and Neotope.”

Dividend Policy	We do not anticipate paying any dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.”

Transfer agent	Computershare Trust Company, N.A. (“Computershare”).

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face, and all of the other information in this information statement. Some of the risks described below relate to our business, while others relate to our separation from Elan. Other risks relate principally to the securities markets and ownership of our ordinary shares. Our business may be adversely affected by risks and uncertainties not known to us or risks that we currently believe to be immaterial. Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our ordinary shares could decline or even lose all of their value.

Risks Relating to Our Financial Position, Our Need for Additional Capital and Our Business

We have not generated any third party external revenue to date, we anticipate that we will incur losses for the foreseeable future and we may never achieve or sustain profitability.

We may not generate the cash that is necessary to finance our operations in the foreseeable future. We have not generated any third party external revenues to date. We have incurred losses of $29.8 million, $12.5 million and $1.3 million for the years ended December 31, 2011, 2010 and 2009, respectively, and a loss of $20.7 million for the six months ended June 30, 2012. We expect to continue to incur substantial losses for the foreseeable future as we:

•	conduct our planned Phase 1 clinical trial for NEOD001 and initiate additional clinical trials, if supported by the results of the Phase 1 trial;

•	complete preclinical development of other product candidates and initiate clinical trials, if supported by positive preclinical data;

•	pursue our early stage research and seek to identify additional drug candidates and potentially acquire rights from third parties to drug candidates through licenses, acquisitions or other means; and

•	add operational, financial and management information systems and other personnel.

We must generate significant revenue to achieve and sustain profitability. Even if we succeed in discovering, developing and commercializing one or more drug candidates, we may not be able to generate sufficient revenue and we may never be able to achieve or sustain profitability.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize drug candidates.

Following our separation from Elan, we believe that our existing cash and cash equivalents, will be sufficient to support us through approximately June 30, 2015. We will require additional capital in order to continue the research and development of our drug candidates. Our future capital requirements will depend on many factors that are currently unknown to us, including:

•	the timing of initiation, progress, results and costs of our clinical trials;

•	the results of our research and preclinical studies;

•	the costs of clinical manufacturing and of establishing commercial manufacturing arrangements;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims;

•	the costs and timing of capital asset purchases;

•	our ability to establish research collaborations and strategic collaborations and licensing or other arrangements;

•	the costs to satisfy our obligations under potential future collaborations; and

•	the timing, receipt, and amount of revenues or royalties, if any, from any approved drug candidates.

We cannot assure you that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to:

•	terminate or delay clinical trials or other development for one or more of our drug candidates;

•	delay arrangements for activities that may be necessary to commercialize our drug candidates; or

•	curtail or eliminate our drug research and development programs that are designed to identify new drug candidates or cease operations.

We may seek to raise any necessary funds through public or private equity offerings, debt financings, strategic alliances, joint ventures and licensing arrangements. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions may make it very difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or drug candidates or grant licenses on terms that are not favorable to us in order to raise additional funds through strategic alliances, joint ventures or licensing arrangements.

Our future success depends on our ability to retain our chief executive officer and [—] and to attract, retain, and motivate qualified personnel.

We are highly dependent on Dr. Dale Schenk our President and Chief Executive Officer, and [—], our [—]. We expect that we will pay our key executives less cash compensation than what they were paid by Elan. There can be no assurance that we will be able to retain any of our key executives. The loss of the services of either of these persons might impede the achievement of our research and development objectives. Recruiting and retaining qualified scientific personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions.

Our collaborators, prospective collaborators and suppliers will need assurances that our financial resources and stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with us.

Some of our collaborators, prospective collaborators and suppliers will need assurances that our financial resources and stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with us. If our collaborators, prospective collaborators or suppliers are not satisfied with our financial resources and stability, it could have a material adverse effect on our ability to develop our drug candidates, enter into licenses or other agreements and on our business, financial condition or results of operations.

Risks Related to the Discovery, Development and Regulatory Approval of Drug Candidates

Our success is largely dependent on the success of our research and development programs which are at an early stage. We have no drug candidates in clinical trials and may not be able to progress drug candidates in the clinic. In the next two years we only have plans to conduct a phase 1 clinical trial in an orphan indication. We may not be able to successfully develop, obtain regulatory approval for or successfully commercialize any drug candidates.

We will continue to invest most of our time and financial resources in our research programs. We have no drug candidates in clinical trials and may not be able to progress drug candidates in the clinic. In the next two years we only have plans to conduct a phase 1 clinical trial in an orphan indication. We have not identified product candidates for many of our research programs. Our success will depend on the discovery, development, receipt of regulatory approval and successful commercialization of drug candidates. The success of drug candidates will depend on many factors, including the following:

•	our ability to provide acceptable evidence of their safety and efficacy;

•	receipt of marketing approval from the United States Food and Drug Administration (the “FDA”) and any similar foreign regulatory authorities;

•	obtaining and maintaining commercial manufacturing arrangements with third-party manufacturers;

•	collaborating with pharmaceutical companies or contract sales organizations to market and sell any approved drug; and

•	acceptance of any approved drug in the medical community and by patients and third-party payors.

Many of these factors are beyond our control. Accordingly, we may never generate revenues through the sale of products.

Our drug candidates are still in early stages of development and remain subject to clinical testing and regulatory approval. If we are unable to successfully discover, develop and test our drug candidates, we will not be successful.

We have not marketed, distributed or sold any drugs. The success of our business depends substantially upon our ability to discover, develop and commercialize our drug candidates successfully. We have no drug candidates in clinical trials and may not be able to progress drug candidates in the clinic. In the next two years we only have plans to conduct a phase 1 clinical trial in an orphan indication. Our research programs are prone to the significant and likely risks of failure inherent in drug development. Before obtaining regulatory approvals for the commercial sale of any drug candidate for a target indication, we must demonstrate with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA and, with respect to approval in other countries, similar regulatory authorities in those countries, that the drug candidate is safe and effective for use for that target indication. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. Despite our efforts, our drug candidates may not:

•	offer improvement over existing, comparable drugs;

•	be proven safe and effective in clinical trials;

•	meet applicable regulatory standards; or

•	be successfully commercialized.

Positive results in preclinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials, and promising results from early clinical trials of a drug candidate may not be replicated in later clinical trials. Interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from completed preclinical studies and clinical trials for our drug candidates may not be predictive of the results we may obtain in later stage trials or studies. Our preclinical studies or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, or to discontinue clinical trials altogether. We do not expect any of our drug candidates to be commercially available for at least seven years and some or all may never become commercially available.

If clinical trials for our drug candidates are prolonged, delayed, suspended or terminated we may be unable to commercialize our drug candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with our planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular drug candidate:

•	conditions imposed on us by the FDA or any foreign regulatory authority regarding the scope or design of our clinical trials;

•

delays in obtaining, or our inability to obtain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

•	insufficient supply or deficient quality of our drug candidates or other materials necessary to conduct our clinical trials;

•	delays in obtaining regulatory agency agreement for the conduct of our clinical trials;

•

lower than anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	serious and unexpected drug-related side effects experienced by patients in clinical trials; or

•	failure of our third-party contractors to meet their contractual obligations to us in a timely manner.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, or a data safety monitoring board, or DSMB, overseeing the clinical trial at issue, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	varying interpretation of data by the FDA or similar foreign regulatory authorities;

•	failure to achieve primary or secondary endpoints or other failure to demonstrate efficacy;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the cost, timing or successful completion of a clinical trial.

We do not know whether our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for our drug candidates. In addition, if we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our drug candidates may be harmed and our ability to generate product revenues will be jeopardized. Furthermore, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a drug candidate.

Even if our drug candidates receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for our drug candidates.

Both before and after marketing approval, our drug candidates are or would be subject to ongoing regulatory requirements, and if we fail to comply with these continuing requirements, we could be subject to a variety of sanctions and the sale of any approved products could be suspended.

Both before and after regulatory approval to market a particular drug candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the drug are subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import bans;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If side effects are identified during the time our drug candidates are in development or after they are approved and on the market, we may be required to perform lengthy additional clinical trials, discontinue development of the affected drug candidate, change the labeling of any such products, or withdraw any such products from the market, any of which would hinder or preclude our ability to generate revenues.

Even if any of our drug candidates receives marketing approval, as greater numbers of patients use a drug following its approval, if the incidence of side effects increases or if other problems are observed after approval that were not seen or anticipated during pre-approval clinical trials, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could substantially increase the costs and expenses of developing, commercializing and marketing any such drug candidates or could harm or prevent sales of any approved products.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Some of our research and development activities involve the controlled storage, use, and disposal of hazardous materials. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. Although we believe that our safety procedures for the handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail our use of these materials, and we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. Because we believe that our laboratory and materials handling policies and practices sufficiently mitigate the likelihood of materials liability or third-party claims, we currently carry no insurance covering such claims. An accident could damage, or force us to shut down, our operations.

Risks Related to the Commercialization of Our Drug Candidates

Even if any of our drug candidates receives regulatory approval, if the approved product does not achieve broad market acceptance, the revenues that we generate from sales of the product will be limited.

Even if any drug candidates we may develop or acquire in the future obtain regulatory approval, they may not gain broad market acceptance among physicians, healthcare payors, patients, and the medical community. The degree of market acceptance for any approved drug candidate will depend on a number of factors, including:

•	the indication and label for the product and the timing of introduction of competitive products;

•	demonstration of clinical safety and efficacy compared to other products;

•	prevalence and severity of adverse side effects;

•	availability of reimbursement from managed care plans and other third-party payors;

•	convenience and ease of administration;

•	cost-effectiveness;

•	other potential advantages of alternative treatment methods; and

•	the effectiveness of marketing and distribution support of the product.

Consequently, even if we discover, develop and commercialize a product, the product may fail to achieve broad market acceptance and we may not be able to generate significant revenue from the product.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell an approved product, we may be unable to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

If government and third-party payors fail to provide adequate coverage and reimbursement rates for any of our drug candidates that receive regulatory approval, our revenue and prospects for profitability will be harmed.

In both domestic and foreign markets, our sales of any future products will depend in part upon the availability of reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers, and other organizations. These third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage and the amounts that they will pay for new drugs, and, as a result, they may not cover or provide adequate payment for our drug candidates. We might need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to such payors’ satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future products might not ultimately be considered cost-effective. Adequate third-party reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

U.S. and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. For example, in some foreign markets, the government controls the pricing and profitability of prescription pharmaceuticals. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental controls. In addition, recent changes in the Medicare program and increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical product pricing. Cost control initiatives could decrease the price that we would receive for any products in the future, which would limit our revenue and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals might change before our drug candidates are approved for marketing. Adoption of such legislation could further limit reimbursement for pharmaceuticals.

The markets for our drug candidates are subject to intense competition. If we are unable to compete effectively, our drug candidates may be rendered noncompetitive or obsolete.

The research, development and commercialization of new drugs is highly competitive. We will face competition with respect to all drug candidates we may develop or commercialize in the future from pharmaceutical and biotechnology companies worldwide. The key factors affecting the success of any approved product will be its indication, label, efficacy, safety profile, drug interactions, method of administration, pricing, reimbursement and level of promotional activity relative to those of competing drugs.

Furthermore, many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and other public and private research organizations are pursuing the development of novel drugs that target the same indications we are targeting with our research and development program. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. Many of our competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize drug candidates;

•	more extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

•	drug candidates that have been approved or are in late-stage clinical development; and/or

•	collaborative arrangements in our target markets with leading companies and research institutions.

Competitive products may render our research and development program obsolete or noncompetitive before we can recover the expenses of developing and commercializing our drug candidates. Furthermore, the development of new treatment methods and/or the widespread adoption or increased utilization of any vaccine or development of other products or treatments for the diseases we are targeting could render any of our drug candidates noncompetitive, obsolete or uneconomical. If we successfully develop and obtain approval for a drug candidate, we will face competition based on the safety and effectiveness of the approved product, the timing of its entry into the market in relation to competitive products in development, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Even if we successfully develop drug candidates but those drug candidates do not achieve and maintain market acceptance, our business will not be successful.

If a successful product liability or clinical trial claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could incur substantial liability.

The use of our drug candidates in clinical trials and the sale of any products for which we obtain marketing approval will expose us to the risk of product liability and clinical trial liability claims. Product liability claims might be brought against us by consumers, health care providers or others selling or otherwise coming into contact with our products. Clinical trial liability claims may be filed against us for damages suffered by clinical trial subjects or their families. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for any approved drug candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to successfully commercialize any approved drug candidates.

We have obtained product and clinical trial liability insurance coverage for our clinical trials with a $[—] million annual aggregate coverage limit; however, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our drug candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Risks Related to Our Dependence on Third Parties

We will rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of any such clinical trials.

We do not have the ability to independently conduct clinical trials for our drug candidates, and we will need to rely on third parties, such as consultants, contract research organizations, medical institutions, and clinical investigators, to perform this function. Our reliance on these third parties for clinical development activities will reduce our control over these activities. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have and will enter into agreements with these third parties, we will be responsible for confirming that our clinical trials are conducted in accordance with their general investigational plans and protocols. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. To date, we believe our consultants, contract research organizations and other similar entities with which we are working have performed well; however, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of our planned clinical trials. Accordingly, we may be delayed in obtaining regulatory approvals for our drug candidates and may be delayed in our efforts to successfully develop our drug candidates.

If we do not establish strategic collaborations, we may have to alter our research and development plans.

Our drug research and development programs and potential commercialization of our drug candidates will require substantial additional cash to fund expenses. Our strategy includes potentially collaborating with leading pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our drug candidates, in some or all geographies. It may be difficult to enter into one or more of such collaborations in the future. We face significant competition in seeking appropriate collaborators and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our drug candidates to market and generate product revenue.

We have no manufacturing capacity and depend on third-party manufacturers to produce our pre-clinical and clinical trial drug supplies.

We do not currently operate manufacturing facilities for pre-clinical or clinical production of any of our drug candidates. We have limited experience in drug manufacturing, and we lack the resources and the capabilities to manufacture any of our drug candidates on a clinical or commercial scale. As a result, we will rely on a third-party manufacturer to supply, store, and distribute drug supplies for our planned clinical trials until we increase the number of manufacturers with whom we contract. Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval of our drug candidates or commercialization of any approved products, producing additional losses and depriving us of potential product revenue.

Our drug candidates require precise, high quality manufacturing. Failure by our contract manufacturer to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns, or other problems that could seriously hurt our business. Contract manufacturers may encounter difficulties involving production yields, quality control, and quality assurance. These manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with current Good Manufacturing Practice, or cGMP, and other applicable government regulations and corresponding foreign standards; however, we do not have control over third-party manufacturers’ compliance with these regulations and standards.

If for some reason our contract manufacturer cannot perform as agreed, we may be required to replace it. Although we believe there are a number of potential replacements as our manufacturing processes are not manufacturer specific, we may incur added costs and delays in identifying and qualifying any such replacements because the FDA must approve any replacement manufacturer prior to manufacturing our drug candidates. Such approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drug candidates after receipt of FDA approval.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our drug candidates.

To date, our drug candidates have been manufactured in small quantities for preclinical testing by third-party manufacturers. If the FDA or other regulatory agencies approve any of our drug candidates for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of approved drug candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any approved drug candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If third party manufacturers are unable to successfully increase the manufacturing capacity for a drug candidate, or we are unable to establish our own manufacturing capabilities, the commercial launch of any approved products may be delayed or there may be a shortage in supply.

We depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the raw materials required for the production of our drug candidates. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified. Although we believe there are several other suppliers of these raw materials, we may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our drug candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

Risks Related to Our Intellectual Property

If we are unable to adequately protect the intellectual property relating to our drug candidates, or if we infringe the rights of others, our ability to successfully commercialize our drug candidates will be harmed.

Following the separation and distribution, we will own or hold licenses to a number of issued patents and U.S. pending patent applications, as well as foreign patents and pending Patent Corporation Treaty applications and foreign counterparts. Our success depends in part on our ability to obtain patent protection both in the United States and in other countries for our drug candidates. Our ability to protect our drug candidates from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for our drug candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes.

In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents have issued or will issue, we cannot guarantee that the claims of these patents are or will be valid or enforceable or will provide us with any significant protection against competitive products or otherwise be commercially valuable to us. Patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, or the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Consequently, we cannot be certain that we or our licensors or co-owners were the first to invent, or the first to file patent applications on, our drug candidates or their use as drugs. In the event that a third party has also filed a U.S. patent application relating to our drug candidates or a similar invention, we may have to participate in interference or derivation proceedings declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drugs or by covering similar technologies.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We intend to license patent rights from third-party owners. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third parties.

We intend to enter into licenses that will give us rights to third-party intellectual property that is necessary or useful for our business. We expect that any such licensors may be able to terminate any agreements with us in the event we breach the applicable license agreement and fail to cure the breach within a specified period of time. Under potential license agreements we may be obligated to pay the licensor fees, which may include annual license fees, royalties, a percentage of revenues associated with the licensed technology and a percentage of sublicensing revenue. In addition, under most such agreements, we will be required to diligently pursue the development of products using the licensed technology.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing drug candidates to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Although we are not currently aware of any litigation or other proceedings or third-party claims of intellectual property infringement related to our drug candidates, the pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization. Elan is involved in litigation with the Alzheimer’s Institute of America. While the law suit was dismissed with prejudice, AIA appealed the result and if the appeal is successful, AIA may institute suit against us related to our research activities. If we become entangled in this matter it will be a distraction to management and a potential cash drain, although we would expect Elan to reimburse us for our expenses and indemnify us for any damages.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

•	the patentability of our inventions relating to our drug candidates; and/or

•	the enforceability, validity or scope of protection offered by our patents relating to our drug candidates.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in bringing our drug candidates to market; and/or

•	be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment requiring licenses.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable; however, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other Elan or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Relating to the Separation and the Distribution

We may not realize some or all of the potential benefits we expect from our separation from Elan.

We may not realize the benefits we anticipate from our separation from Elan. These benefits include the following:

As an independent, publicly-traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic objectives of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. For example, it is possible that investors and securities analysts will not place a greater value on our business as an independent company than on our business as a part of Elan.

Our ability to operate our business effectively may suffer if we do not establish our own financial, administrative and other support functions in order to operate as a separate, stand-alone company, and the transition services Elan has agreed to provide may not be sufficient for our needs.

Prior to the separation, our business was operated by Elan as part of its broader corporate organization rather than as a standalone company. Historically, we have relied on financial, administrative and other resources, including the business relationships, of Elan to support the operation of our business. In conjunction with our separation from Elan, we will need to expand our financial, administrative and other support systems or contract with third parties to replace some of Elan’s systems. We will also need to maintain our own credit and banking relationships and perform our own financial and operational functions. We have entered into separation-related agreements with Elan, and Elan has agreed to provide transition services for up to [—] months following the separation. However, after the expiration of these transition services, we may not be able to adequately replace those resources or replace them at the same cost. We also may not be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so. Any failure or significant downtime in our own financial or administrative systems or in Elan’s financial or administrative systems during the transition period could impact our results or prevent us from performing other administrative services and financial reporting on a timely basis and could materially harm our business, financial condition and results of operations.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the transactions. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Our financial results previously were included within the consolidated results of Elan; however, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, (the Exchange Act). As a result of the separation, we will be directly subject to the reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

To comply with these requirements, it is anticipated that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports.

Our management will be responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical financial and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent, publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

•

Our historical and pro forma financial information reflects allocations for services historically provided to us by Elan, which allocations may not reflect the costs we will incur for similar services in the future as an independent company; and

•

Subsequent to the completion of the separation and distribution, the cost of capital for our business may be higher than Elan’s cost of capital prior to the separation and distribution because Elan’s current cost of debt will likely be lower than ours following the separation and distribution; and

•

Our historical and pro forma financial information does not reflect changes that we expect to incur in the future as a result of our separation from Elan, including changes in the cost structure, personnel needs, financing and operations of the contributed business as a result of the separation from Elan and from reduced economies of scale.

Following the separation and distribution, we also will be responsible for the additional costs associated with being an independent, public company, including costs related to corporate governance and listed and registered securities. Prior to the separation and distribution, our business was operated by Elan as part of its broader corporate organization, rather than as an independent company. Elan or one of its affiliates performed various corporate functions for us, including, but not limited to, legal, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions and external reporting. Our historical and pro forma financial results include allocations of corporate expenses from Elan for these and similar functions. These allocations are likely to be less than the comparable expenses we expect to incur as a separate publicly traded company. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

In addition, we will incur costs and expenses, including professional fees, to comply with Irish corporate and tax laws and financial reporting requirements and costs and expenses incurred in connection with holding the meetings of our board of directors in Ireland. There can be no assurance that these costs will not exceed the costs historically borne by Elan and those allocated to us in the pro forma financials contained in this information statement.

The agreements we have entered into or will enter into with Elan involve conflicts of interest and therefore may have materially disadvantageous terms to us.

We expect to enter into certain agreements with Elan, including the Separation and Distribution Agreement, Tax Sharing Agreement, Transition Services Agreement, Research Services Agreement and the Subscription Agreement, which will set forth the main terms of the separation and will provide a framework for our initial relationship with Elan following the separation. Although the intent is that such agreements generally will contain terms similar to those contained in agreements between arm’s length parties, we are negotiating the terms of these agreements and the separation while still a part of Elan. Accordingly, it is possible that agreements between unaffiliated parties could contain terms more favorable to us than those ultimately reflected in our agreements with Elan.

If the IRS successfully challenges the tax-free treatment of the separation and distribution, Elan’s U.S. shareholders may incur substantial U.S. federal income tax liability.

Elan expects that, while the matter is not free from doubt, the separation and distribution should qualify as a reorganization under section 368(a)(1)(D) of the Code, and the distribution, as such, should qualify as a distribution of our ordinary shares to Elan shareholders under section 355 of the Code. If the separation and distribution are so treated, Elan shareholders should not recognize any gain for U.S. federal income tax purposes on the receipt of our ordinary shares, except with respect to cash received in lieu of fractional Neotope ordinary shares. However, the separation and distribution are not conditioned on the receipt of an opinion confirming these expected U.S. federal income tax consequences, nor will Elan seek a ruling from the IRS addressing the separation and distribution and related transactions. If the distribution of our ordinary shares fails to qualify as a tax-free transaction to Elan shareholders for U.S. federal income tax purposes, you could be taxed on the full value of the Neotope ordinary shares that you receive, without reduction for any portion of your tax basis in your Elan ordinary shares and/or Elan ADSs, since distributions generally are presumed to be taxable dividends for U.S. federal income tax purposes.

In addition, under the Tax Sharing Agreement, we generally would be required to indemnify Elan against any tax-related losses Elan incurs to the extent such losses are attributable to any action, misrepresentation or omission of Neotope or any of its affiliates.

The tax consequences of the separation and distribution are complicated and depend on your individual situation. You should consult your own tax advisor as to the specific tax consequences of the distribution to you, including the effect of any U.S. federal, state or local or non-U.S. tax laws and of any changes in applicable tax laws. For further information concerning the U.S. federal income tax consequences of the separation and distribution, see “The Separation and Distribution and Related Transactions — Material U.S. Federal Income Tax Consequences of the Separation and Distribution and Related Transactions.”

We expect that we will be treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to our U.S. shareholders.

We expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to our U.S. shareholders, including deferred tax and interest charges with respect to certain distributions on, and dispositions of, our ordinary shares and additional reporting requirements. We also may not provide timely financial information necessary for shareholders seeking to make a potentially favorable “qualified electing fund” election. You should consult your own tax advisor as to the specific tax consequences to you of our expected PFIC classification. For additional information, see “The Separation and Distribution and Related Transactions — Material U.S. Federal Income Tax Consequences of the Separation and Distribution and Related Transactions — Passive Foreign Investment Company Considerations.”

If there is any change to Irish tax law or the anticipated tax treatment of the distribution was challenged by the Revenue Commissioners of Ireland, relevant Irish holders of Elan ordinary shares or Elan ADSs may incur a charge to Irish tax as a result of receiving shares in connection with the distribution.

Statements contained in this information statement concerning the taxation of holders of Elan ordinary shares or Elan ADSs are based on current Irish tax law and the published practice of the Revenue Commissioners of Ireland as at the date of this information statement, either of which is subject to change, possibly with retrospective effect.

The taxation of the distribution depends on the individual circumstances of the holders of Elan ordinary shares or Elan ADSs and the summary of the Irish tax treatment of the distribution set out in the section headed “Material Irish Tax Consequences of the Distribution” is intended as a general guide only. It does not address the specific tax position of every holder of Elan ordinary shares or Elan ADSs and only deals with rules of Irish taxation of general application. Therefore any investors who are in any doubt as to their tax position (from an

Irish perspective) as a result of receiving Neotope ordinary shares in connection with the distribution should consult their own independent tax advisers.

No specific confirmation as to the tax treatment of the distribution for relevant holders of Elan ordinary shares or Elan ADSs will be sought by Elan. Accordingly, the anticipated tax treatment of the distribution as outlined in the section “Material Irish Tax Consequences of the Distribution” may be challenged by the Revenue Commissioners of Ireland. In the event of a successful challenge, holders of Elan ordinary shares or Elan ADSs may incur a charge to Irish tax as a result of receiving Neotope ordinary shares in connection with the distribution.

The combined post-separation value of Elan and Neotope shares may not equal or exceed the pre-separation value of Elan shares.

After the separation and distribution, Elan’s ordinary shares will continue to be listed and traded on the Irish Stock Exchange (“ISE”) and Elan’s ADSs will continue to be listed and traded on the New York Stock Exchange under the symbol “ELN.” We intend to apply to have our ordinary shares approved for listing on The Nasdaq Global Market under the symbol “[—].” The combined trading prices of Elan ordinary shares and Elan ADSs and our ordinary shares after the separation and distribution, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading price of Elan ordinary shares and Elan ADSs prior to the separation and distribution. Until the market has fully evaluated the business of Elan without the Neotope Business, the price at which Elan ordinary shares and Elan ADSs trade may fluctuate. Similarly, until the market has fully evaluated our company, the price at which our ordinary shares trade may fluctuate significantly.

After the distribution, certain of our executive officers and directors may have actual or potential conflicts of interest because of their ownership of Elan equity or their current or former positions in Elan.

Certain of the persons we expect will be our executive officers and directors will be former officers and employees of Elan and thus have professional relationships with Elan’s executive officers and directors. In addition, many of our expected executive officers and directors have a substantial financial interest in Elan as a result of their ownership of Elan ordinary shares, options and other equity awards. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these expected directors and officers face decisions that could have different implications for Elan than for us.

For as long as we are an emerging growth company, we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company, which is defined as a company with annual gross revenues of less than $1 billion, that has been a public reporting company for a period of less than five years, and that does not have a public float of $700 million or more in securities held by non-affiliated holders. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the end of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement filed under the Securities Act (including Form S-8).

For as long as we are an emerging growth company, unlike other public companies, unless we elect not to take advantage of applicable JOBS Act provisions, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “Emerging Growth Companies.” These include, but are not limited to, (i) reduced obligations with respect to the disclosure of selected financial data in registration statements filed with the Securities and Exchange Commission (including the registration statement on Form 10 of which this information statement is a part), (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (iii) an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain shareholder approval of any golden parachute payments not previously approved.

As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we would then not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Risks Related to Our Ordinary Shares

Substantial sales of ordinary shares may occur following the distribution, which could cause our share price to precipitously decline.

The ordinary shares that we distribute to holders of Elan ordinary shares and Elan ADSs generally may be sold immediately in the public market. It is possible that many holders of Elan ordinary shares and Elan ADSs, including possibly some of our large holders, will sell some or all of our ordinary shares received in the distribution for many reasons, such as that our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our ordinary shares, or the perception in the market that this will occur, could cause the market price of our ordinary shares to sharply decline.

There is no existing market for our ordinary shares and a trading market that will provide you with adequate liquidity may not develop for our ordinary shares. In addition, once our ordinary shares begin trading, the market price of our shares may fluctuate widely.

There is no public market for our ordinary shares. It is anticipated that on or shortly before the record date for the distribution, trading of our ordinary shares will begin on a “when-issued” basis and will continue through the distribution date; however, there can be no assurance that an active trading market for our ordinary shares will develop as a result of the distribution or be sustained in the future. We cannot predict the prices at which our ordinary shares may trade after the distribution. The market price of our ordinary shares may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our ability to obtain financing as needed;

•	progress in and results from our planned clinical trials;

•	failure or delays in advancing our preclinical drug candidates or other drug candidates we may develop in the future, into clinical trials;

•	results of clinical trials conducted by others on drugs that would compete with our drug candidates;

•	issues in manufacturing our drug candidates;

•	regulatory developments or enforcement in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	introduction of technological innovations or new commercial products by our competitors;

•	changes in estimates or recommendations by securities analysts, if any, who cover our company;

•	public concern over our drug candidates;

•	litigation;

•	future sales of our ordinary shares;

•	general market conditions;

•	changes in the structure of healthcare payment systems;

•	failure of any of our drug candidates, if approved, to achieve commercial success;

•	economic and other external factors or other disasters or crises;

•	period-to-period fluctuations in our financial results;

•	overall fluctuations in U.S. equity markets;

•	the sale of our shares by some Elan shareholders after the separation and distribution because our business profile and market capitalization may not fit their investment objectives;

•	our quarterly or annual results, or those of other companies in our industry;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the drug development industry;

•	natural or environmental disasters that investors believe may affect us; and

•	fluctuations in the budget of federal, state and local governmental entities around the world.

These and other external factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares. In particular, stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our ordinary shares. In the past, when the market price of a stock has been volatile, some holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

We do not anticipate paying cash dividends, and accordingly, shareholders must rely on share appreciation for any return on their investment.

We anticipate losing money for the foreseeable future and, even if we do ever turn a profit, we intend to retain future earnings, if any, for the development, operation and expansion of our business. Thus, we do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our ordinary shares will depend upon appreciation in their value and in order to receive any income or realize a return on your investment, you will need to sell your Neotope ordinary shares. There can be no assurance that our ordinary shares will maintain their price, much less appreciate in value.

Your percentage ownership in Neotope may be diluted in the future.

As with any publicly traded company, your percentage ownership in Neotope may be diluted in the future because of equity issuances by us for acquisitions, capital market transactions or otherwise. We will need to raise additional capital. If we are able to raise additional capital, we may issue equity or convertible debt instruments, which may severely dilute your ownership interest in us. In addition, initially we will grant stock option awards to our directors, officers and employees, which will dilute your ownership stake in us. We have reserved

[—] million shares for issuance under our equity plan. For a more detailed description of the long term incentive plan, see “Executive Compensation.”

Future sales of our ordinary shares could adversely affect the trading price of our ordinary shares following the separation and distribution.

All of the ordinary shares will be freely tradable without restriction or further registration under the Securities Act unless the shares are “restricted securities” under the Securities Act or are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Restricted Securities and shares held by “affiliates” may be sold in the public market if registered or if they qualify for an exemption from registration under Rule 144 which is summarized under “Listing and Trading of Our Ordinary Shares.” Further, we plan to file a registration statement to cover the shares issuable under our equity-based benefit plans. It is possible that some holders of Elan ordinary shares or Elan ADSs, including possibly some of our large holders, will sell Neotope ordinary shares received in the distribution for various reasons, for example, if our business profile or market capitalization as an independent company does not fit their investment objectives.

In addition, Elan will acquire, immediately after the separation and distribution, [18]% of our outstanding ordinary shares. The ordinary shares held by Elan will be restricted securities, and Elan has agreed to dispose of our ordinary shares as soon as a disposition is warranted consistent with the business purposes for Elan’s retention of our ordinary shares, but in no event later than five years after the distribution. We will agree that, upon the request of Elan, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any of our ordinary shares acquired by Elan. The sales of significant amounts of our ordinary shares or the perception in the market that this will occur may result in the lowering of the market price of our ordinary shares.

Index funds that hold Elan ordinary shares or Elan ADSs likely will be required to sell our ordinary shares that such funds received in the distribution to the extent we are not included in the relevant index. In addition, many of the Elan shareholders may sell their shares immediately following the distribution. The sale of significant amounts of our ordinary shares for the above or other reasons, or the perception that such sales will occur, may cause the price of our ordinary shares to decline.

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our ordinary shares.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, we are governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our ordinary shares may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our board of directors less ability to control negotiations with hostile offerors.

Neotope is subject to the Irish takeover rules. Under the Irish takeover rules, Neotope’s board of directors is not permitted to take any action that might frustrate an offer for the shares of Neotope once Neotope’s board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which Neotope’s board of directors has reason to believe an offer is or may be imminent. These provisions may give the board of directors less ability to control negotiations with hostile offerors and protect the interests of holders of ordinary shares than would be the case for a corporation incorporated in a jurisdiction of the United States. See “Description of Share Capital- Anti-Takeover Provisions — Frustrating Action.”

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, our and Elan’s financial condition, results of operations and business prospects and the products in research that involve substantial risks and uncertainties.

These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “will” and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled “Summary,” “Risk Factors,” and other sections of documents and reports contained or incorporated in this information statement.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expected, estimated or projected. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the risks and uncertainties described in the “Risk Factors” section beginning on page 18 of this information statement;

•	our ability to obtain additional financing;

•	restrictions on our taking certain actions due to tax rules and covenants with Elan;

•	our ability to successfully complete research and development of our drug candidates and the growth of the markets for those drug candidates;

•	our ability to develop and commercialize products before competitors that are superior to the alternatives developed by such competitors;

•	our ability to protect our patents and other intellectual property;

•	loss of key employees;

•	the impact of our separation from Elan and risks relating to our ability to operate effectively as a stand-alone, publicly traded company, including, without limitation:

•	our ability to achieve benefits from our separation;

•	changes in our cost structure, management, financing and business operations following the separation and distribution;

•	growth in costs and expenses;

•	our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet our liquidity requirements;

•	disruptions in the U.S. and global capital and credit markets;

•	fluctuations in foreign currency exchange rates;

•	the failure to comply with anti-kickback and false claims laws in the United States;

•	extensive government regulation;

•	risks from potential environmental liabilities;

•	changes in weather conditions, natural disasters and other events beyond our control;

•	the volatility of our share price;

•	general changes in U.S. generally accepted accounting principles and International Financial Reporting Standards as adopted by the European Union; and

•	business disruptions caused by information technology failures.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this document to conform these statements to actual results or to changes in our expectations.

THE SEPARATION AND DISTRIBUTION AND RELATED TRANSACTIONS

Background

Elan’s board of directors and its management team from time to time assess the optimal alignment of Elan’s assets, and in particular the benefits and risks of maintaining both a late-stage products development business and an early-stage discovery business and the income statement dynamics such businesses present to the marketplace and Elan shareholders. On August 13, 2012, Elan announced that its board of directors had approved the separation of Elan and its drug discovery business into two independent, publicly traded companies: Elan and Neotope. On [—], 2012, the Elan board of directors approved a deemed “in specie” distribution that will be satisfied (after the transfer of the Neotope Business to Neotope as described below) by Neotope issuing directly to the holders of Elan ordinary shares and Elan ADSs, on a pro rata basis, Neotope ordinary shares representing 99.99% of Neotope’s outstanding ordinary shares. On [—], 2012, shareholders of Elan voted to approve the “in specie” distribution as required by Elan’s Articles of Association.

On [—], 2012, the anticipated distribution date, we expect each holder of Elan ordinary shares or ADSs will receive [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] held at the close of business on the record date, as described below, subject to certain conditions described in this information statement; provided, that if the conditions have not been satisfied or waived on or before the distribution date, the distribution date may be extended until the conditions shall be satisfied or waived. Immediately following the separation and distribution, Elan will purchase and acquire an aggregate of [—] ordinary shares of Neotope, representing [18]% of the outstanding ordinary shares of Neotope, consisting of (1) the purchase and acquisition (by way of share subscription) of [—] newly-issued ordinary shares of Neotope for a cash payment to Neotope of approximately $[—] million and (2) the purchase of [—] ordinary shares of Neotope, which constitute all Neotope incorporator shares, from the original incorporators of Neotope. Immediately following the separation and distribution and Elan’s purchase of Neotope ordinary shares, Elan shareholders will own directly [82]% of the outstanding ordinary shares of Neotope, and Elan will own the remaining [18]%.

Reasons for the Separation and Distribution and Related Transactions

The board of directors of Elan has determined that the separation and distribution are in the best interests of Elan and its shareholders because it will provide both Elan and Neotope the following key benefits: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in two separate companies and (iv) enhanced management incentive tools.

Greater Strategic Focus of Financial Resources and Management’s Efforts

Our business historically exhibited different financial and operating characteristics than Elan’s other businesses. In particular, unlike Elan, which generates significant revenue and cash flow from its marketed product, Tysabri, Neotope’s business consists entirely of early-stage research programs that require significant on-going cash investment and currently generate substantial losses. As a result, we have very different capital requirements and operating characteristics than Elan. Owing to these and other factors, we and Elan’s other businesses employ different capital expenditure and operational strategies. Consequently, Elan has determined that its current structure may not be optimized to design and implement the distinct strategies necessary to operate its businesses in a manner that maximizes the long-term value of each business. We and Elan believe that our respective management resources would be more efficiently utilized if Elan’s management concentrated solely on the success of Tysabri and its late-stage development programs and our management concentrated solely on our business. The dilution of attention involved in managing a combination of businesses with competing goals and needs will thus be eliminated.

Both we and Elan expect to more efficiently use management and financial resources as a result of having board and management teams solely focused on our respective businesses. We believe the separation and distribution will allow us to better align our management’s attention, compensation and resources to pursue opportunities in our respective fields of operation and to manage our cost structure more actively. Elan similarly expects to benefit from its management’s ability to focus on the operation of its businesses.

Direct and Differentiated Access to Capital Resources

After the separation and distribution, we will no longer need to compete with Elan’s other businesses for capital resources. We are focused on the development of early-stage research programs, which currently generate no third party, external revenue and will require substantial on-going cash investment for the foreseeable future. As a result, the financial and operating characteristics of our business differ from Elan’s other businesses. In order for us to fund the investment required by our business, we expect to require access to additional capital in the future. Both we and Elan believe that direct and differentiated access to capital resources will allow us to better optimize the amounts and terms of the capital needed for our respective businesses, aligning financial and operational characteristics with investor and market expectations. Elan also believes that, as a stand-alone company, we will attract investors who are interested in the unique characteristics of our business.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities

We believe that after the separation and distribution, investors will be better positioned to evaluate our financial performance and strategy within the context of our particular field of operations and peer groups and that this will enhance the likelihood that we achieve an appropriate market valuation. Elan’s management and financial advisors believe that our investment characteristics may appeal to types of investors who differ from Elan’s current investors. We expect that, as a result of the separation and distribution, our management will be better positioned to implement goals and evaluate strategic opportunities in light of investor expectations within the context of our particular field of operation.

Improved Management Incentive Tools

We expect to use our equity to compensate current and future employees. It is more difficult for multi-business companies such as Elan to structure equity incentives that reward managers in a manner directly related to the performance of their respective business units. By granting shares linked to a specific business, we will be able to offer our managers equity compensation that is linked more directly to their work product than Elan’s current equity compensation arrangements.

In determining whether to effect the separation and distribution, Elan’s board of directors also considered the costs and risks associated with the transaction, including:

•	the potential costs and disruptions as a result of the separation and distribution;

•	the risks of being unable to achieve the benefits expected from the separation and distribution;

•	the increased significance to Neotope of certain costs and liabilities;

•	the risk that the separation and distribution might not be completed and the one-time and ongoing costs of the separation and distribution; and

•	certain other risks associated with the separation and distribution and the operation of our business following the separation and distribution, as described under “Risk Factors” beginning on page 18.

Moreover, the separation and distribution would separate from Elan the Neotope Business, which represents significant value, in a transaction that produces no direct economic consideration for Elan, other than with respect to the Neotope ordinary shares purchased by Elan immediately following the consummation of the separation and distribution. Because Neotope will no longer be a wholly owned subsidiary of Elan, the separation and distribution also will affect the terms of, or limit the incentive for, or the ability of Elan to pursue, cross-company business transactions and initiatives with Neotope since, as separate public companies, such transactions and initiatives will need to be assessed by each company from its own business perspective. Finally, following the separation and distribution, Elan and its remaining businesses will need to absorb corporate and administrative costs previously allocated to the Neotope Business.

In view of the wide variety of factors considered in connection with the evaluation of the separation and distribution and the complexity of these matters, Elan’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

Manner of Effecting the Separation and Distribution and Related Transactions

The general terms and conditions relating to the separation and distribution will be set forth in the Separation and Distribution Agreement between Elan and Neotope.

Internal Reorganization

The assets constituting the Neotope Business have historically been held by various Elan legal entities located in both Ireland and the United States. Prior to the effective time of the demerger, pursuant to a series of internal reorganization transactions between and among Elan and certain of its subsidiaries which will remain with Elan following the separation and distribution, on the one hand, and the Neotope Subsidiaries, on the other hand, Elan will allocate, assign and transfer, or cause to be allocated, assigned and transferred, to the Neotope Subsidiaries the assets and liabilities that comprise the Neotope Business. The internal reorganization transactions will also include Elan making a cash investment of $[—] million in the Neotope Subsidiaries. The reorganization will result in the Neotope Business being owned prior to the effective time of the demerger by Neotope Biosciences, a private limited company incorporated in Ireland and a direct wholly owned subsidiary of Elan, and two direct wholly owned subsidiaries of Neotope Biosciences, Onclave, a private limited company incorporated in Ireland, and Neotope US, a corporation organized under the law of Delaware.

Formation of Neotope

Neotope Corporation Limited is a private limited company incorporated in Ireland (registered number 518146), formed on September 26, 2012, for the purposes of effecting the demerger and owning the Neotope Business after the demerger is effective. Immediately prior to the completion of the demerger, the issued share capital of Neotope will be $[—], comprised of [—] ordinary shares, with a par value of $0.01 per share, which we refer to as the “incorporator shares”. At all times until the completion of the demerger, Neotope will be an independent company owned by nominee shareholders, and will not be owned by Elan. Prior to the demerger, Neotope will not have conducted any activities other than those incident to its formation, and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the Neotope Transactions.

Distribution of Our Ordinary Shares

Elan will complete the separation and distribution through a “demerger” under Irish law. The demerger will be effected by Elan transferring to Neotope all of the outstanding ordinary shares of Neotope Biosciences (which, together with its wholly owned subsidiaries Onclave and Neotope US, will then hold the Neotope Business), in exchange for Neotope issuing directly to the holders of Elan ordinary shares and Elan ADSs, on a pro rata basis, Neotope ordinary shares representing 99.99% of Neotope’s ordinary shares (with the remaining 0.01% of Neotope’s ordinary shares consisting of incorporator shares). The aggregate value of the ordinary shares issued by Neotope will be equal to the value of the Neotope Business transferred by Elan to Neotope. Neotope’s issuance of 99.99% of its outstanding ordinary shares will constitute a deemed in specie distribution by Elan to holders of record of Elan ordinary shares and ADSs as of 11:59 p.m., Dublin Time, on [—], 2012, which will be the record date. Pursuant to the demerger, each Elan shareholder will receive [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] held as of the record date.

Under Irish law, in order to make the deemed in specie distribution, Elan must have distributable reserves at least equal to the $[—] value of the Neotope shares being issued directly to the holders of Elan ordinary shares and Elan ADSs. Following the reduction by Elan of its share capital, as approved by the Irish Court in July 2012, Elan has distributable reserves of approximately $1.9 billion. The amount of Elan’s distributable reserves will be reduced by the value of the Neotope ordinary shares distributed to the holders of Elan ordinary shares and Elan ADSs.

Under the Separation and Distribution Agreement, the separation and distribution will be effective at 11:59 p.m., Dublin Time, on [—], 2012, subject to certain conditions described in this information statement; provided, that if the conditions have not been satisfied or waived on or before the distribution date, the distribution date may be extended until the conditions shall be satisfied or waived.

On the distribution date, we will release our ordinary shares to our distribution agent to distribute to holders of Elan ordinary shares and Elan ADSs. For most of these holders, our distribution agent will credit our ordinary shares to book-entry accounts established to hold our ordinary shares on behalf of such holders. Our distribution agent will send these holders, including any holder of Elan ordinary shares and/or Elan ADSs that holds physical certificates of Elan ordinary shares and/or Elan ADSs and is the registered holder of such shares and/or ADSs represented by those certificates on the record date, a statement reflecting their ownership of our ordinary shares. Book-entry refers to a method of recording share ownership in our records in which no physical certificates are used. For shareholders who own Elan ordinary shares and/or ADSs through a broker or other nominee, our ordinary shares distributed to such holders in the distribution will be credited to such holders’ accounts by the broker or other nominee. It is expected that it will take the distribution agent up to two weeks to issue electronically our ordinary shares to holders of Elan ordinary shares and Elan ADSs, or their bank or brokerage firm on their behalf, by way of direct registration in book-entry form. Trading of our shares will not be affected by this delay in issuance by the distribution agent. Following this electronic book-entry distribution, shareholders may request at any time physical certificates in respect of their Neotope ordinary shares held in book-entry form.

Certain holders beneficially own their ordinary shares of Elan through Elan ADSs. Thus, pursuant to the separation and distribution, at the distribution time, Citibank, N.A., Elan’s ADS Depositary, will be entitled to receive our ordinary shares. In lieu of electronically distributing our shares to the Depositary, the Depositary will provide our distribution agent with records to enable our distribution agent to electronically distribute our ordinary shares to the holders of Elan ADSs entitled thereto. The Depositary will not be responsible for the distribution of any of our shares.

Elan’s shareholders will not be required to pay for Neotope ordinary shares received in the distribution, or to surrender or exchange Elan ordinary shares or Elan ADSs in order to receive Neotope ordinary shares, or to take any other action in connection with the separation and distribution. On [—], 2012, shareholders of Elan voted to approve the declaration of the deemed in specie distribution by Elan of 99.99% of Neotope’s outstanding ordinary shares. No additional vote of Elan shareholders is required or sought in connection with the separation and distribution, and Elan shareholders have no appraisal rights in connection with the separation and distribution.

Acquisition by Elan of [18]% of Our Outstanding Ordinary Shares

Immediately following the separation and distribution, Elan will purchase and acquire an aggregate of [—] ordinary shares of Neotope, representing [18]% of the outstanding ordinary shares of Neotope, consisting of (1) the purchase and acquisition (by way of share subscription) of [—] newly-issued ordinary shares of Neotope for a cash payment to Neotope of approximately $[—] million and (2) the purchase of [—] ordinary shares of Neotope, which constitute all Neotope incorporator shares, from the original incorporators of Neotope. Elan has agreed to dispose of our ordinary shares as soon as a disposition is warranted, consistent with the business purposes for Elan’s retention of our ordinary shares, but in no event later than five years after the distribution.

Treatment of Fractional Shares

Fractional Neotope ordinary shares will not be issued to Elan shareholders as part of the separation and distribution or credited to book entry accounts. Instead of distributing fractional shares, the distribution agent will, as soon as practicable after the distribution date, aggregate fractional Neotope ordinary shares into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to holders of Elan ordinary shares and Elan ADSs otherwise entitled to fractional interests in our ordinary shares. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the distribution date. It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures and that brokers or other nominees may request the transfer agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details. None of Elan, Neotope, or the transfer agent will guarantee any minimum sale price for the fractional ordinary shares. Neither we nor Elan will pay any interest on the proceeds from the sale of fractional shares.

Conditions to the Distribution

The distribution of our ordinary shares is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Elan of the following conditions, among other conditions described in this information statement:

•	Elan shareholders shall have approved the deemed in specie distribution at an extraordinary general meeting;

•	Elan’s board of directors shall have duly approved the Separation and Distribution Agreement and the transactions contemplated thereby;

•	Elan and its subsidiaries shall have completed the internal reorganization;

•

Elan and Neotope shall have received all permits, registrations and consents required under the securities or the “blue sky” laws of states or other political subdivisions of the United States or of foreign jurisdictions;

•

our registration statement on Form 10, of which this information statement is a part, and a registration statement related to our stock option plan, shall have become effective and no stop order shall be in effect or, to Elan’s or our knowledge, threatened relating to either of such registration statements;

•	prior to the distribution, this information statement shall have been mailed to the holders of Elan ordinary shares and Elan ADSs as of the record date;

•	the Neotope ordinary shares shall have been approved for listing on The Nasdaq Global Market, subject to official notice of issuance;

•

prior to the distribution, all of Elan’s representatives or designees shall have resigned or been removed as officers and from all boards of directors or similar governing bodies of entities affiliated with Neotope, and all of Neotope’s representatives shall have resigned or been removed from all such bodies of Elan;

•

Elan and Neotope shall have received all governmental approvals and consents and all third party consents necessary to effect the separation and distribution and to permit the operation of the Neotope Business after the distribution date;

•

no order, injunction or decree issued by any court or other governmental authority or other legal restraint preventing consummation of the distribution or any of the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement, shall have been threatened or be in effect;

•

each of the Separation and Distribution Agreement, Tax Sharing Agreement, Transition Services Agreement, Research Services Agreement and the Subscription Agreement and the other ancillary agreements shall have been executed by each party;

•	the reorganization transactions to effect the separation of the businesses of Elan and Neotope, as described in the Separation and Distribution Agreement, shall have been consummated;

•	the distribution shall not violate or result in a breach of applicable law or any material contract of Elan or Neotope or their subsidiaries; and

•

no other events or developments shall have occurred or shall exist that, in the judgment of Elan’s board of directors, in its sole and absolute discretion, would make it inadvisable to effect the distribution.

The satisfaction of the foregoing conditions does not create any obligation on Elan’s part to effect the separation and distribution, and Elan’s board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the separation and distribution, including by accelerating or delaying the timing of the consummation of all or part of the separation and distribution, at any time prior to the distribution date.

Results of the Separation and Distribution and Related Transactions

After the separation and distribution, we will be a public company owning and operating the Neotope Business. Immediately after the separation and distribution and after giving effect to Elan’s acquisition of [18]% of the outstanding Neotope ordinary shares immediately after the distribution, we expect to have approximately [—] holders of record of our ordinary shares and approximately
 [—] ordinary shares outstanding, based on the number of record shareholders and outstanding Elan ordinary shares and Elan ADSs on
 [—], 2012.

In connection with the separation and distribution, we will enter into several agreements with Elan, in addition to the Separation and Distribution Agreement, that will be effective from and after the separation and distribution, including the Tax Sharing Agreement, Transition Services Agreement, Research Services Agreement and the Subscription Agreement and the other ancillary agreements. See “Arrangements between Elan and Neotope.”

The separation and distribution will not affect the number of outstanding Elan ordinary shares or Elan ADSs or any rights of Elan’s shareholders

Material U.S. Federal Income Tax Consequences of the Separation and Distribution and Related Transactions

The following discussion summarizes the material U.S. federal income tax consequences of the separation and distribution and related transactions to certain beneficial owners of Elan ordinary shares and/or Elan ADSs that hold their shares or ADSs as capital assets. This discussion is based on the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS, and all other applicable authorities as of the date of this preliminary information statement, all of which are subject to change, possibly with retroactive effect.

For purposes of this summary, a “U.S. holder” means any beneficial owner of Elan ordinary shares and/or Elan ADSs that, for U.S. federal income tax purposes, is (1) an individual U.S. citizen or resident; (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust that (a) is subject to the primary supervision of a court within the United States and subject to the authority of one or more U.S. persons to control all substantial trust decisions, or (b) was in existence on August 20, 1996 and has properly elected under applicable Treasury regulations to be treated as a U.S. person.

This summary does not address the U.S. federal income tax consequences of the separation and distribution and related transactions to a beneficial owner of Elan ordinary shares and/or Elan ADSs that is not a U.S. holder. In addition, this summary does not address the tax consequences of these transactions under U.S. federal estate, gift or alternative minimum tax laws or under any state, local or non-U.S. laws.

This summary is of a general nature and does not purport to deal with all tax considerations that may be relevant to persons in special tax situations, including but not limited to:

•	partnerships or other pass-through entities for U.S. federal income tax purposes, and investors in such entities;

•	non-resident alien individuals;

•	non-U.S. entities;

•	non-U.S. estates and trusts and beneficiaries thereof;

•	holders whose functional currency is not the U.S. dollar;

•	tax exempt entities;

•	holders who acquired their Elan ordinary shares and/or Elan ADSs pursuant to the exercise of employee stock options or otherwise as compensation;

•	banks, financial institutions or insurance companies;

•	dealers or traders in securities or currencies;

•	former citizens or long-term residents of the United States;

•

holders who hold their Elan ordinary shares and/or Elan ADSs as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated transaction,” “constructive sale” or other risk-reduction transaction;

•	holders who are subject to the alternative minimum tax; or

•	real estate investment trusts, regulated investment companies or grantor trusts.

Elan shareholders should consult their own tax advisors concerning the tax consequences of the separation and distribution and related transactions to them, including the application of U.S. federal, state and local and non-U.S. tax laws in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

Elan expects that, while the matter is not free from doubt, the separation and distribution should qualify as a reorganization under section 368(a)(1)(D) of the Code, and the distribution, as such, should qualify as a distribution of our ordinary shares to Elan shareholders under section 355 of the Code. However, the separation and distribution are not conditioned on the receipt of an opinion confirming these expected U.S. federal income tax consequences, nor will Elan seek a ruling from the IRS addressing the separation and distribution and related transactions. It should be noted that there is a lack of binding administrative and judicial authority addressing the qualification under sections 355 and 368(a)(1)(D) of the Code of transactions substantially similar to the separation and distribution and related transactions. As a result, the IRS could subsequently assert, and a court could determine, that the separation and distribution constitute a taxable transaction for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Consequences to U.S. Holders if the Separation and Distribution Qualify as a Tax-Free Reorganization

If the separation and distribution qualify for U.S. federal income tax purposes as a tax-free reorganization under section 368(a)(1)(D) of the Code and the distribution, as such, qualifies as a non-taxable distribution under section 355 of the Code, a U.S. holder of Elan ordinary shares and/or Elan ADSs generally should have the following tax consequences upon receipt of Neotope ordinary shares:

•	such holder should recognize no gain or loss upon the receipt of Neotope ordinary shares in the distribution, except with respect to any cash received in lieu of fractional Neotope ordinary shares;

•	such holder’s aggregate tax basis in its Elan ordinary shares and/or Elan ADSs and its Neotope ordinary shares (including any fractional shares to which such holder would be entitled) should equal such holder’s aggregate tax basis in its Elan ordinary shares and/or Elan ADSs immediately prior to the distribution, allocated between the Elan ordinary shares and/or Elan ADSs, on the one hand, and Neotope ordinary shares, on the other, in proportion to the fair market value of each;

•	such holder’s holding period in its Neotope ordinary shares should include such holder’s holding period in its Elan ordinary shares and/or Elan ADSs on which the distribution was made; and

•

such holder’s receipt of cash in lieu of a fractional Neotope ordinary share should be treated as though such holder first received a distribution of the fractional share in the distribution and then sold the fractional share for the amount of cash such holder actually receives, such holder should recognize capital gain or loss measured by the difference between the cash received for the fractional share and the tax basis in that fractional share, determined as described above, and this capital gain or loss should be long-term capital gain or loss if such holder’s holding period for the Elan ordinary shares and/or Elan ADSs, with respect to which such holder received the fractional share, is more than one year on the distribution date.

U.S. holders that acquired blocks of Elan ordinary shares and/or Elan ADSs at different times or at different prices should consult their own tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the determination of their holding period in, Neotope ordinary shares received in the distribution.

Material U.S. Federal Income Tax Consequences to U.S. Holders if the Separation and Distribution Do Not Qualify as a Tax-Free Reorganization

If it is ultimately determined that the separation and distribution do not qualify as a tax–free reorganization under section 368(a)(1)(D) of the Code, each U.S. holder of Elan ordinary shares and/or Elan ADSs who receives Neotope ordinary shares in the distribution generally would be treated for U.S. federal income tax purposes as receiving a taxable distribution in an amount equal to the fair market value of the Neotope ordinary shares received. The full value of the Neotope ordinary shares received by a U.S. holder generally would constitute a dividend for U.S. federal income tax purposes to the extent of such holder’s pro rata share of Elan’s current and accumulated earnings and profits, including earnings and profits resulting from Elan’s recognition of gain pursuant to the separation and distribution. Under Treasury regulations, the distribution of Neotope ordinary shares would be presumed to be a taxable dividend except to the extent Elan demonstrated that the distribution was not from earnings and profits, as computed under U.S. federal income tax principles, which Elan does not expect it would do.

Under current law scheduled to expire at the end of 2012, assuming certain holding period and other requirements are met, U.S. holders of Elan ordinary shares and/or Elan ADSs who are individual citizens or residents of the United States may be subject to reduced U.S. federal income tax rates with respect to dividend income recognized pursuant to the distribution. Amounts in excess of a U.S. holder’s pro rata share of Elan’s current and accumulated earnings and profits generally should be treated as a non–taxable return of capital to the extent of such holder’s tax basis in its Elan ordinary shares and/or Elan ADSs and thereafter as capital gain. Under current law scheduled to expire at the end of 2012, individual citizens or residents of the United States are subject to U.S. federal income tax on long–term capital gains (that is, capital gains on assets held for more than one year on the disposition date) at a maximum rate of 15%. Certain U.S. holders could be subject to additional special rules governing taxable distributions, such as those relating to the dividends received deduction and extraordinary dividends.

A U.S. holder’s tax basis in its Neotope ordinary shares received in a taxable distribution generally would equal the fair market value of such ordinary shares on the distribution date, and the holding period for those shares generally would begin on the day after the distribution date.

Material U.S. Federal Income Tax Consequences of the Separation and Distribution to Elan

If the separation and distribution qualify as a tax-free reorganization under section 368(a)(1)(D) of the Code, Elan generally should not recognize any gain or loss on the contribution of property to Neotope or the distribution of our ordinary shares to Elan shareholders. By contrast, Elan generally would recognize gain if the separation and distribution do not qualify as a tax-free reorganization under section 368(a)(1)(D) of the Code or, alternatively, if section 355(e) of the Code applies to the distribution because 50% or more (by vote or value) of Neotope’s ordinary shares, on the one hand, or Elan’s ordinary shares and/or Elan’s ADSs, on the other, are acquired or issued as part of a plan or series of related transactions that includes the distribution. However, any gain recognized by Elan in either case generally should not be subject to U.S. federal income tax.

Our Expected Status as a Passive Foreign Investment Company

Special U.S. federal income tax rules apply to U.S. holders owning stock of a passive foreign investment company (“PFIC”). A non-U.S. corporation will be treated as a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (i) 75 percent or more of such corporation’s gross income is passive income, or (ii) 50 percent or more of the average value of such corporation’s assets are considered “passive assets” (generally, assets that generate passive income). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Cash and assets readily convertible into cash are categorized as passive assets. For purposes of determining whether a non-U.S. corporation will be considered a PFIC, the corporation will be treated as holding its proportionate share of the assets, and receiving directly its proportionate share of the income, of any other corporation in which such non-U.S. corporation owns, directly or indirectly, more than 25 percent (by value) of the stock.

While the determination of PFIC status for any taxable year is very fact specific and generally cannot be made until the close of the taxable year in question, we expect to be treated as a PFIC immediately after the distribution and to remain a PFIC in the immediate future. If we are classified as a PFIC in any taxable year during which a U.S. holder holds its Neotope ordinary shares, we generally would continue to be treated as a PFIC as to such holder in all succeeding taxable years, regardless of whether we continue to meet the PFIC income test or PFIC asset test discussed above. In such case, subject to the discussion below of the mark-to-market election, a U.S. holder of Neotope ordinary shares would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of our ordinary shares or upon the receipt of certain distributions that constitute “excess distributions” under the PFIC rules (generally, the portion of any distributions received by such holder on Neotope ordinary shares in a taxable year in excess of 125% of the average annual distributions received in the preceding three taxable years or, if shorter, such holder’s holding period for the Neotope ordinary shares).

If we are or become a PFIC, and Neotope ordinary shares are treated as “marketable stock” for purposes of the PFIC rules, a U.S. holder of Neotope ordinary shares generally could make a mark-to-market election to elect out of the PFIC rules described above regarding excess distributions and recognized gains. In such case, a U.S. holder generally would include in income, as ordinary income, for each taxable year that we are a PFIC the excess, if any, of the fair market value of such holder’s Neotope ordinary shares at the end of such taxable year over such holder’s adjusted tax basis in such Neotope ordinary shares, and generally would be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted tax basis in Neotope ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder’s tax basis in the Neotope ordinary shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Neotope ordinary shares would be treated as ordinary income, and any loss recognized would be treated as ordinary loss to the extent of any net mark-to-market income for prior taxable years. The reduced rates of taxation applicable to qualified dividend income under current law generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded other than in de minimis quantities on at least 15 days during each calendar quarter for any calendar year on a qualified exchange or other market as defined in the applicable Treasury regulations. Once made, the election cannot be revoked without the consent of the IRS, unless the shares cease to be marketable. Because a mark-to-market election may not be available for equity interests in any lower-tier PFICs that Neotope owns, a U.S. holder of Neotope ordinary shares may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by Neotope that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to prepare or provide the information that would enable U.S. holders of Neotope ordinary shares to make a potentially favorable “qualified electing fund” election under the PFIC rules.

A U.S. holder that owns shares in a PFIC may have to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), whether or not a qualified electing fund election or mark-to-market election is or has been made, with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the United States Treasury Department.

Elan shareholders should consult their own tax advisors regarding the tax consequences to them of owning and disposing of Neotope ordinary shares, particularly the consequences of our classification as a PFIC, the availability and desirability of a mark-to-market election under the PFIC rules and the related reporting requirements.

Information Reporting and Backup Withholding Requirements

Each U.S. holder that, immediately before the distribution, owned at least 5% (by vote or value) of Elan’s total outstanding ordinary shares and ADSs must attach to such holder’s U.S. federal income tax return for the year in which our ordinary shares are received a statement setting forth certain information related to the distribution.

Payments of cash in lieu of fractional Neotope ordinary shares may, under certain circumstances, be subject to backup withholding, unless the holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the applicable holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.

The foregoing is a summary of the material U.S. federal income tax consequences of the separation and distribution and related transactions under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences of the separation and distribution and related transactions or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of Elan shareholders. Each Elan shareholder should consult its own tax advisor as to the particular tax consequences of the separation and distribution and related transactions to such shareholder, including the application of U.S. federal, state and local and non-U.S. tax laws, and the effect of possible changes in any tax laws that may affect the tax consequences described above.

Material Irish Tax Consequences of the Distribution

The information set out in these paragraphs is intended as a brief and general guide only based on current legislation and the current published practice of the Revenue Commissioners of Ireland. It relates only to certain limited aspects of the Irish taxation treatment for holders of Elan ordinary shares or Elan ADSs. It is intended to apply only, except to the extent stated below, to persons who are resident and, if individuals, ordinarily resident and domiciled in Ireland for Irish tax purposes, and who are absolute beneficial holders of Elan ordinary shares or Elan ADSs and who hold them as investments (and not as securities to be realized in the course of a trade).

The information set out below may not apply to certain holders of Elan ordinary shares or Elan ADSs, such as dealers in securities, insurance companies and those holders who have (or are deemed to have) acquired their Elan ordinary shares or Elan ADSs by virtue of an office or employment. Such persons may be subject to special rules.

It should be noted that specific confirmation as to the tax treatment of the distribution for relevant holders of Elan ordinary shares or Elan ADSs has not been sought from the Revenue Commissioners of Ireland.

Taxation of Chargeable Gains

Subject to the point noted below in respect of the receipt of cash proceeds as a result of a sale of a fractional entitlement to a Neotope ordinary share, the distribution should be treated as a reorganization for the purposes of Irish chargeable gains. Accordingly holders of Elan ordinary shares or Elan ADSs should not be treated, by virtue of the receipt of Neotope ordinary shares pursuant to the distribution, as making a disposal or part disposal of their Elan ordinary shares or Elan ADSs for the purposes of taxation of chargeable gains. The Neotope ordinary shares, issued to each holder of Elan ordinary shares or Elan ADSs, on the distribution date, should be treated as the same asset and as having been acquired at the same time as the relevant Elan ordinary shares or Elan ADSs. On that basis, holders of Elan ordinary shares or Elan ADSs should not incur a liability to taxation of chargeable gains in respect of the distribution.

Subject to the point noted below in respect of the receipt of cash proceeds as a result of a sale of a fractional entitlement to a Neotope ordinary share, a holder of Elan ordinary shares or Elan ADSs aggregate base cost in his Elan ordinary shares or Elan ADSs and Neotope ordinary shares immediately after the distribution should be the same as his base cost in his relevant Elan ordinary shares or Elan ADSs immediately before the distribution. A holder of Elan ordinary shares or Elan ADSs base cost should be apportioned between his Elan ordinary shares or Elan ADSs and Neotope ordinary shares by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.

A holder of Elan ordinary shares or Elan ADSs who receives a cash payment as a result of a disposal of a fractional entitlement to a Neotope ordinary share will be treated as having made a partial disposal of their Elan ordinary shares or Elan ADSs and this may give rise to a chargeable gain, subject to the availability of an applicable relief or exemption. In particular, it should be noted that Irish resident individual shareholders are able to avail themselves of an annual chargeable gains exemption equal to €1,270.

Taxation of Income

It is the established practice of the Revenue Commissioners of Ireland to treat any distribution that may arise in connection with a transfer of assets by way of demerger and a related issue of ordinary shares by the transferee entity to holders of shares in the transferring entity as not being a distribution taxable as income in the hands of the relevant shareholder. Accordingly the distribution should not give rise to any liability to tax on income for any holder of Elan ordinary shares or Elan ADSs. In addition, there should be no requirement for Elan Corporation plc to account for Irish dividend withholding tax.

Stamp Duty

Relevant holders of Elan ordinary shares or Elan ADSs should have no liability to account for any stamp duty in connection with the receipt of Neotope ordinary shares pursuant to the distribution.

For additional information, see “Description of Share Capital—Irish Taxation and Stamp Duty Matters Relating to the Holding of Neotope Ordinary Shares.”

Material U.K. Tax Consequences of the Distribution

The comments set out below are based on current tax law as applied in the United Kingdom (“UK”) and H.M. Revenues Custom (“HMRC”) practice as at the date of this Circular, both of which are subject to change, possibly with retrospective effect. The comments are intended as a general guide and only apply for holders of Elan ordinary shares or Elan ADSs who are solely resident, and in the case of an individual, ordinarily resident, for tax purposes in the UK, who hold their shares in Elan as an investment and who are the absolute beneficial owners thereof. Certain categories of Elan shareholders, such as traders, brokers, financial institutions, investment companies and collective investment schemes, shareholders who acquired their shares by virtue of an office or employment related to the Elan group, and shareholders who hold 10% or more of the Elan ordinary shares or Elan ADSs may be subject to special rules and this summary does not apply to such shareholders. Elan shareholders should consult their own professional advisors if they are in any doubt about their own tax position as this summary is not intended to be specific tax advice.

Tax Implications of the Demerger

The proposed demerger will involve a deemed in specie distribution of Elan’s entire shareholdings in Neotope Biosciences, Onclave and Neotope US to a newly incorporated Irish company (“Neotope”), held outside the group, in exchange for an issue of ordinary shares by Neotope to all the current holders of Elan ordinary shares and Elan ADSs in their existing proportions. Each shareholder in Elan will therefore be in receipt of ordinary shares in Neotope, which effectively represent a distribution to them by Elan.

There is currently some uncertainty as to whether HMRC regard distributions from foreign companies, such as Elan, as being income or capital in nature. Whilst UK tax law contains detailed rules as to what constitutes an income distribution by a UK company, these rules do not apply to distributions by foreign companies. The UK tax treatment of foreign company distributions as either income or capital is largely governed by case law and HMRC practice.

To clarify the UK tax treatment of the proposed distributions to UK shareholders in Elan, a clearance application has been submitted to HMRC seeking their confirmation of the tax analysis based on the proposed demerger plan. The clearance application seeks HMRC confirmation that the distributions will be regarded as capital distributions for UK shareholders and that relevant reconstruction reliefs are available. Where this analysis is confirmed, the tax implications for UK holders of Elan ordinary shares and Elan ADSs can be summarised as follows:

Tax Analysis Where HMRC Confirm Clearance

U.K. Individual Shareholders. Where HMRC confirm the distribution as being capital in nature, no UK income tax charge should arise for UK individuals on receipt of the Neotope ordinary shares on the basis that the charge does not extend to dividends of a capital nature. The receipt of the Neotope ordinary shares will instead be treated as a capital distribution for UK tax purposes.

Receipt of a capital distribution could give rise to a UK capital gains tax charge in the hands of UK individuals, however, where HMRC confirm that the relevant capital gains tax reconstruction relief is available, no such charge should arise. Instead, the receipt of the ordinary shares in Neotope will be treated for UK capital gains tax purposes as a reconstruction of the individual’s shareholding in Elan such that there is no disposal of their holding of ordinary shares or ADSs. In effect, the shares / ADSs in Elan and the ordinary shares in Neotope after the demerger should, taken together, be treated as the same asset acquired at the same time as their existing Elan ordinary shares / ADSs were acquired by the individual. The individual’s original tax base cost in their Elan ordinary shares / ADSs will be proportionately split between their Elan ordinary shares / ADSs and their new ordinary shares in Neotope.

U.K. Corporate Shareholders. The receipt of ordinary shares in Neotope by current Elan UK corporate investors in proportion to their existing holding of Elan ordinary shares or ADSs as part of the demerger will be treated as a distribution from Elan. The receipt of company distributions (whether from UK or foreign companies, and whether income or capital in nature) is now subject to UK corporation tax in full but subject to exemption. There are two exemption regimes available for UK companies receiving distributions; one for ‘small’ companies and one for ‘not small’ companies as defined. A company is small if it has less than 50 employees and either turnover of less than €10m, or gross assets less than €10m.

Under the ‘small’ exemption certain distributions (which would include normal dividends and in specie distributions) should be exempt as long as the paying company is resident in a qualifying territory and does not receive any form of foreign tax deduction for the payment. It is anticipated that the proposed Elan distribution should meet these conditions for small UK corporate investors so that the receipt should be exempt from UK corporation tax.

Under the ‘not small’ exemption, the receipt of a distribution is exempt if the distribution falls within a qualifying exempt class and certain anti-avoidance rules do not apply. Again, it is anticipated that the proposed Elan distribution should be exempt under at least one of the exempt classes for not small UK corporate investors so that the receipt should be exempt from UK corporation tax.

There is no required minimum shareholding which a UK corporate investor must hold in Elan to qualify under either the ‘small’ or ‘not small’ exemption regimes above.

Tax Analysis if HMRC Refuse Clearance

U.K. Individual Shareholders. If HMRC refuse to give clearance that the receipt of shares in Neotope by UK individuals is a capital distribution for UK tax purposes, the receipt will instead be treated as a taxable income distribution from Elan, as foreign dividend income, based on the value of the shares received. The individual will however be entitled to a tax credit which may be offset against the shareholder’s total income tax liability. The tax credit will be equal to one-ninth of the value of the distribution in specie (ie. 10% of the gross distribution including the tax credit).

Where the individual is a basic rate taxpayer the gross distribution will be subject to UK income tax at the dividend ordinary rate of 10% so that the tax credit will satisfy in full such shareholder’s liability to income tax on the distribution.

Where the individual is a higher rate taxpayer the gross distribution will be subject to UK income tax at the dividend higher rate of 32.5% but tax credit will not fully satisfy the income tax liability such that the individual will have to account for additional income tax equal to 22.5% of the gross distribution (or 25% of the value of the distribution received) where such distribution when treated as the top slice of the shareholder’s income falls above the threshold for higher rate income tax.

Where the individual is an additional rate taxpayer the gross distribution will be subject to UK income tax at the dividend additional rate of 42.5% and again the tax credit will not fully satisfy the income tax liability. The individual will have to account for additional income tax equal to 32.5% of the gross distribution (or 36% of the value of the distribution received) where such distribution when treated as the top slice of the shareholder’s income falls above the threshold for additional rate income tax.

To the extent that the distribution in specie is subject to UK income tax as noted above, the individual will have a capital gains tax base cost in the ordinary shares he receives in Neotope equal to the amount on which he has been taxed as income.

Where a UK individual subsequently receives a dividend from Neotope they should be taxed on the dividend on the same basis as set out above for the distribution in specie. We would note that the additional income tax rate is due to fall from 50% to 45% as from 6 April 2013 with a consequent reduction in the dividend additional rate from 42.5% to 37.5%.

U.K. Corporate Shareholders. If HMRC refuse to give clearance that the receipt of ordinary shares in Neotope is a capital distribution for UK tax purposes, there should be no material change in the tax consequences for UK corporate shareholders. As noted above, the receipt of company distributions by UK corporate shareholders (whether from UK or foreign companies, and whether income or capital in nature) are now subject to UK corporation tax in full but subject to exemption. Further details are given above.

Stamp Duty. Relevant holders of Elan ordinary shares or Elan ADSs should have no liability to account for any UK stamp duty or stamp duty reserve tax in connection with their receipt of Neotope ordinary shares pursuant to the distribution.

Treatment of Stock Options and Other Equity Awards

Employees of Elan hold stock options to purchase Elan ordinary shares or Elan ADSs and restricted stock units (“RSUs”) representing a right to receive Elan ordinary shares or Elan ADSs upon settlement.

With respect to Elan options and RSUs held by Elan employees that become employees of Neotope effective upon the separation and distribution:

•

unvested Elan options and RSUs that would otherwise have vested within twelve months following the effective date of the separation and distribution will vest immediately upon the separation and distribution, with the RSUs (which by their terms are settled upon vesting) settled in Elan ordinary shares or Elan ADSs in accordance with their terms;

•	other unvested Elan options and RSUs will be forfeited; and

•

all vested Elan options (including options the vesting of which were accelerated as described above) will be required to be exercised for Elan ordinary shares or Elan ADSs within twelve months of the effective date of the separation and distribution, or will be forfeited.

Stock options and RSUs held by Elan employees that remain employees of Elan will not be modified in connection with the separation and distribution.

Trading Between the Record Date and Distribution Date

Neotope ordinary shares

Beginning on, or shortly before, the record date and continuing up to and including through the distribution date, we expect that there will be a “when-issued” market in Neotope ordinary shares. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. These transactions are conditional, with settlement to occur if and when the security is actually issued and Nasdaq determines transactions are to be settled.

The “when-issued” trading market will be a market for Neotope ordinary shares that will be distributed to Elan shareholders on the distribution date. If you will own Elan ordinary shares or Elan ADSs at the close of business on the record date, you will be entitled to our ordinary shares distributed pursuant to the distribution. You may trade this entitlement to Neotope ordinary shares, without the Elan ordinary shares or Elan ADSs you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Neotope ordinary shares will end and “regular-way” trading will begin. “Regular-way” trading transactions are settled by delivery of the securities against payment on the third business day after the transaction.

Elan Ordinary Shares and Elan ADSs

Beginning on or shortly before the record date and continuing up to and including through the distribution date, we expect that there will be two markets in Elan ordinary shares and Elan ADSs: a “regular-way” market and an “ex-dividend” market. Elan ordinary shares and Elan ADSs that trade on the “regular-way” market will trade with an entitlement to Neotope ordinary shares distributed pursuant to the distribution. Shares that trade on the ‘‘ex-dividend” market will trade without an entitlement to Neotope ordinary shares distributed pursuant to the distribution. Therefore, if you sell Elan ordinary shares or Elan ADSs in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive Neotope ordinary shares in the distribution. If you sell Elan ordinary shares or Elan ADSs on the “ex-dividend” market, up to and including through the distribution date, you will still receive the Neotope ordinary shares that you would be entitled to receive pursuant to your ownership of the Elan ordinary shares or Elan ADSs.

Reason for Furnishing This Information Statement

This information statement is being furnished by Elan solely to provide information to shareholders of Elan who will receive Neotope ordinary shares in the separation and distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We will not update the information in this information statement except in the normal course of our respective public disclosure obligations and practices.

ARRANGEMENTS BETWEEN ELAN AND NEOTOPE

Following the separation and distribution, we will be a separate, stand-alone public company and Elan will own [18]% of our ordinary shares.

For purposes of governing the ongoing relationships between Elan and us after the separation and distribution and to provide for an orderly transition, Elan and we have entered, or will enter prior to the separation and distribution, into the agreements described in this section. Certain of the agreements summarized in this section have been included as exhibits to the registration statement of which this information statement forms a part, and the following summaries of those agreements are qualified in their entirety by reference to the agreements.

Separation and Distribution Agreement

We have entered into a Separation and Distribution Agreement with Elan that sets forth the principal actions required in connection with our separation from Elan, and the distribution of our ordinary shares to Elan’s shareholders. It also sets forth other agreements that govern certain aspects of our relationship with Elan following the separation and distribution.

Transfer of Assets and Assumption of Liabilities relating to the Neotope Business

The Separation and Distribution Agreement identifies assets to be transferred and liabilities to be assumed related to the Neotope Business so that each of Elan and us ultimately retains the assets of, and the liabilities associated with, our respective businesses. In particular, the Separation and Distribution Agreement provides that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•	all assets to the extent related to the Neotope Business will be retained by or transferred to us, subject to any licenses between the parties;

•	all other assets, including those related to Elan’s business, will be retained by or transferred to Elan, subject to any licenses between the parties;

•	liabilities will be allocated to, and assumed by, us to the extent they are related to the Neotope Business;

•	liabilities will be allocated to, and assumed by, Elan to the extent they are related to its business; and

•	other liabilities will be allocated to either us or Elan as set forth in the Separation and Distribution Agreement.

The Distribution

The Separation and Distribution Agreement governs the rights and obligations of Elan and us regarding the proposed distribution of our ordinary shares to Elan’s shareholders.

Representations and Warranties

Except as expressly set forth in the Separation and Distribution Agreement or in any other ancillary agreement, neither we nor Elan will make any representation or warranty in connection with the separation and distribution.

Releases

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all (a) liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the distribution date and (b) liabilities specifically assumed by a party pursuant to the Separation and Distribution Agreement. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement.

Indemnification

The Separation and Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Neotope Business with us and financial responsibility for the obligations and liabilities of Elan’s business with Elan.

Further Assurances

To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on the distribution date, the Separation and Distribution Agreement provides that the parties will cooperate to effect such transfers as promptly as practicable thereafter. In addition, each of the parties agrees to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Exchange of Information

The Separation and Distribution Agreement provides that we and Elan will exchange certain information reasonably required to comply with reporting, filing, audit, litigation, regulatory and other obligations, subject to certain exceptions.

Confidentiality

Each party agrees to treat as confidential and not disclose confidential information of the other party except in specific circumstances identified in the separation agreement.

Legal Matters

In general, the Separation and Distribution Agreement provides that, effective upon the separation and distribution, each party to the Separation and Distribution Agreement will assume liability for all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed legal matters. Each party will cooperate in defending any claims against the other for events that took place prior to, on or after the date of the separation of us from Elan.

Business Opportunities

The Separation and Distribution Agreement provides that neither we nor Elan nor our respective affiliates will have any duty to refrain from engaging in similar activities or lines of business or doing business with suppliers or customers, and both we and Elan acknowledge that neither of us will have any duty to communicate or offer any business opportunities to the other.

Dispute Resolution

In the event of a dispute relating to the Separation and Distribution Agreement between us and our subsidiaries and other affiliates, on the one hand, and Elan and its other subsidiaries and other affiliates, on the other hand, the Separation and Distribution Agreement provides for the following procedures:

•	first, the parties will use commercially reasonable efforts to resolve the dispute through negotiations between our representatives and Elan’ representatives;

•	if negotiations fail, then the parties will attempt to resolve the dispute through non-binding mediation; and

•	if mediation fails, then the parties may seek relief in any court of competent jurisdiction.

Contractual Restrictions

During the term of the transition services agreement, and for one year thereafter, neither we nor Elan will be permitted to solicit each other’s employees for employment without the other’s consent.

Expenses

Except as expressly set forth in the Separation and Distribution Agreement or in any other ancillary agreement, all fees and expenses incurred in connection with our separation from Elan will be paid by the party incurring such fees or expenses.

Subscription Agreement

Prior to the separation and distribution, we and Elan will enter into a Subscription Agreement. The Subscription Agreement will provide that, immediately following the separation and distribution, Elan will purchase and acquire from Neotope, and Neotope will issue and sell to Elan, [—] ordinary shares of Neotope, representing approximately [18]% of the outstanding ordinary shares of Neotope, for a cash payment of approximately $[—]. Elan has agreed to dispose of our ordinary shares as soon as a disposition is warranted, consistent with the business purposes for Elan’s retention of our ordinary shares, but in no event later than five years after the distribution. In addition, we will agree that, upon the request of Elan, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any of our ordinary shares held by Elan and take such other steps as may be reasonably required so as to allow Elan to hold its shares in book-entry form and eligible for the depository and book-entry transfer services of The Depository Trust Company. Elan also will agree to vote our ordinary shares that Elan retains immediately after the Neotope Transactions in proportion to the votes cast by our other shareholders. In connection with such agreement, Elan will grant us a proxy to vote our ordinary shares held by Elan in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Elan to a person other than Elan, and neither the Subscription Agreement nor proxy will limit or prohibit any such sale or transfer.

Tax Sharing Agreement

We will enter into a Tax Sharing Agreement with Elan under which tax liabilities relating to taxable periods before and after the separation and distribution will be computed and apportioned between the parties, and responsibility for payment of those tax liabilities (including any taxes attributable to the separation and distribution) will be allocated between us. Furthermore, the Tax Sharing Agreement will set forth the rights of the parties in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of the Neotope Transactions.

Transition Services Agreement

We will enter into a Transition Services Agreement with Elan under which Elan will provide to us, at our direction and at arm’s length rates, specified services to help ensure an orderly transition following the separation and distribution.

Under the Transition Services Agreement, we will release and indemnify Elan and its affiliates for losses arising from or relating to the provision or use of any service or product provided under the Transition Services Agreement. We expect that the Transition Services Agreement will remain in effect until the expiration of the last time period for the performance of services thereunder, which we expect generally to be no longer than [—] months from the effective date of the separation and distribution.

Both we and Elan will be permitted to terminate the Transition Services Agreement if the other party breaches any of its significant obligations under the agreement and does not cure such breach within [—] days of receiving written notice from the other party.

Research Services Agreement

We will enter into a Research Services Agreement with Elan pursuant to which we will provide certain research and development services to Elan, at its direction and at arm’s length rates. The Research Services Agreement will, among other things, set out the scope of the services, the consideration to be paid to for the services and the general principles around IP ownership. The anticipated term of the Research Services Agreement is expected to be for a period of not less than two years.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2012:

•	on an actual basis; and

•

on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information as if the events giving rise to such pro forma adjustments had occurred on June 30, 2012, as follows:

•	the cash investment by Elan of $[—] in the Neotope Subsidiaries;

•	the issuance of 99.99% of Neotope’s ordinary shares to holders of Elan ordinary shares and Elan ADSs in the distribution; and

•	the issuance by Neotope of [—] ordinary shares to Elan in exchange for a cash payment of approximately $[—].

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation and distribution and related transactions been completed as of June 30, 2012. In addition, it is not necessarily indicative of our future cash and cash equivalents and capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Carve-out Combined Financial Statements,” “Selected Historical Carve-out Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our annual audited and interim unaudited carve-out combined financial statements and the notes thereto included elsewhere in this information statement.

	As of June 30, 2012
	Actual	Pro Forma
	(In millions)
Cash and cash equivalents	$—	$125.6	(1)

Parent company and hareholders’ equity
Share capital	—	0.4	(2)
Additional paid-in capital	—	127.0	(3)
Parent company equity	(2.6)	—

Total parent company equity (shareholders’ equity pro forma)	$(2.6)	$127.4

Total capitalization	$(2.6)	$127.4

(1)	Amount represents the pro forma cash investment by Elan of $[—] million, adjusted for the current liabilities that were incurred by Neotope through the effective date of the distribution that Elan is obligated to pay, and the consideration received for the [—] % of the outstanding ordinary shares of Neotope acquired by Elan as of June 30, 2012.
(2)	Amount represents the issuance of approximately [—] million Neotope ordinary shares at $0.01 par value to the shareholders of Elan and the issuance of approximately [—] million Neotope ordinary shares at $0.01 par value to Elan.
(3)	Amount represents the carrying amount of net assets transferred by Elan to Neotope of $[—] million; the consideration of $[—] million for the [18]% of the outstanding ordinary shares of Neotope acquired by Elan; the cash investment by Elan of [—] in the Neotope Subsidiaries; the reclassification of parent company equity to additional paid-in capital; less the nominal value of the shares issued of $[—] million.

LISTING AND TRADING OF OUR ORDINARY SHARES

Market for Our Ordinary Shares

There is currently no public market for our ordinary shares. We intend to apply to have our ordinary shares approved for listing on The Nasdaq Global Market under the symbol “[—].” We cannot assure you as to the price at which our ordinary shares will trade after the separation and distribution (or, on a “when-issued” basis, before the separation and distribution). Until our ordinary shares are fully distributed and an orderly market develops in our ordinary shares, the price at which such shares trade may fluctuate significantly. In addition, the combined trading prices of our ordinary shares and Elan ordinary shares and Elan ADSs held by shareholders after the separation and distribution may be less than, equal to or greater than the trading price of the Elan ordinary shares and Elan ADSs prior to the separation and distribution.

Transferability of Our Ordinary Shares

Our ordinary shares that will be distributed to Elan’s shareholders will be freely transferable, unless the holder is considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the separation and distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of [—], 2012, after giving effect to the distribution, we estimate that our directors and executive officers will beneficially own [—] ordinary shares. See “Security Ownership of Certain Beneficial Owners and Management.” In addition, individuals who are affiliates of Elan on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell our ordinary shares received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the registration statement, of which this information statement is a part, is declared effective, a number of our ordinary shares that does not exceed the greater of:

•	1.0% of our ordinary shares then outstanding; or

•	the average weekly trading volume of our ordinary shares on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

We will file a registration statement on Form S-8 under the Securities Act to register [—] ordinary shares issuable under our long term incentive plan. The shares covered by the S-8 registration statement will be ordinary shares underlying outstanding stock options and other awards available for issuance under the plan. Such registration statement will become effective immediately upon filing. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

In the future, we may adopt new stock option and other equity-based award plans and issue options to purchase our ordinary shares and other share-based awards.

DIVIDEND POLICY

Neotope is a newly formed entity and, therefore, has not paid dividends in the past.

We do not anticipate to paying any cash dividends on our ordinary shares for the foreseeable future. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

SELECTED HISTORICAL CARVE-OUT COMBINED FINANCIAL DATA

The following tables set forth our selected historical carve-out combined financial data for the periods indicated below. Our selected historical carve-out combined income statement data for the six months ended June 30, 2012 and 2011 and balance sheet data as of June 30, 2012 have been derived from our unaudited interim condensed carve-out combined financial statements included in this information statement. Our results of operations for the six months ended June 30, 2012 presented below are not necessarily indicative of results for the entire fiscal year. Our selected historical carve-out combined income statement data for the fiscal years ended December 31, 2011, 2010 and 2009 and our selected historical carve-out combined balance sheet data as of December 31, 2011 and 2010 have been derived from our audited historical carve-out combined financial statements included elsewhere in this information statement. Per share data has not been presented as no common shares were outstanding during the periods presented and such information would not be meaningful.

The financial statements included in this information statement may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The following selected historical financial and operating data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Arrangements Between Elan and Neotope,” and our historical and pro forma financial statements and related notes included elsewhere in this information statement.

Statement of Operations Data:

	Historical Six Months Ended June 30,		Historical Year Ended December 31,
	2012	2011	2011	2010	2009
	(In millions)
Revenue	$1.1	$0.2	$0.5	$1.2	$2.5

Operating expenses:
Research and development expenses	16.8	10.0	24.2	9.8	3.0
General and administrative expenses	4.9	2.8	5.6	3.6	0.7

Total operating expenses	21.7	12.8	29.8	13.4	3.7

Operating loss and net loss before income taxes	(20.6)	(12.6)	(29.3)	(12.2)	(1.2)
Provision for income taxes	0.1	0.3	0.5	0.3	0.1

Net loss	(20.7)	(12.9)	(29.8)	(12.5)	(1.3)

Balance Sheet Data:

	Historical At June 30,	Historical At December 31,
	2012	2011	2010
	(In millions)
Current assets:
Cash and cash equivalents	$—	$—	$—
Prepaid and other current assets	0.1	0.1	$—

Total current assets	0.1	0.1	—

Non-Current assets:
Property, plant and equipment, net	2.5	2.5	2.4
Intangible assets, net	0.1	0.1	—
Other non-current assets	0.9	0.9	0.9

Total assets	$3.6	$3.6	$3.3

Current liabilities:
Accounts payable	$0.1	$0.4	$0.1
Accruals and other current liabilities	4.3	7.9	1.7

Total current liabilities	4.4	8.3	1.8
Other non-current liabilities	1.8	1.7	1.4

Total liabilities	6.2	10.0	3.2

Parent Company and shareholders’ equity:
Parent company equity	(2.6)	(6.4)	0.1

Parent company and shareholders’ equity	(2.6)	(6.4)	0.1

Total liabilities and parent company equity	$3.6	$3.6	$3.3

UNAUDITED PRO FORMA CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS

The unaudited pro forma financial information discussed and presented below has been prepared from Neotope’s historical audited statement of operations for the year ended December 31, 2011, unaudited statement of operations for the six months ended June 30, 2012 and unaudited balance sheet as of June 30, 2012, all of which are included elsewhere in this information statement. The separation of the Neotope Business from Elan will be completed through a “demerger” under Irish law. The demerger will be effected by Elan transferring the Neotope Business to Neotope, in exchange for Neotope issuing directly to the holders of Elan ordinary shares and Elan ADSs, on a pro rata basis, Neotope ordinary shares representing 99.99% of Neotope’s outstanding ordinary shares. In addition, in connection with the separation and distribution Elan will make a cash investment of $[—] million in the Neotope Subsidiaries and make a cash payment to Neotope of $[—] to acquire [—] ordinary shares of Neotope (which, together with the [—] incorporator shares to be purchased by Elan from the original incorporators of Neotope, will represent [18]% of Neotope’s outstanding ordinary shares).

The pro forma adjustments and notes to the pro forma financial information give effect to the following transactions:

•	the cash investment by Elan of $[—] in the Neotope Subsidiaries;

•	the issuance of 99.99% of Neotope’s ordinary shares to holders of Elan ordinary shares and Elan ADSs in the distribution; and

•	the issuance by Neotope of [—] ordinary shares to Elan in exchange for a cash payment of approximately $[—].

The unaudited pro forma carve-out combined balance sheet as of June 30, 2012 has been prepared as if the separation and distribution and related transactions had occurred on June 30, 2012. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available. While such adjustments are subject to change based upon the finalization of the terms of the separation and distribution and the underlying separation and distribution agreements, in management’s opinion, the pro forma adjustments are not expected to materially differ from the final adjustments. The unaudited condensed carve-out combined pro forma financial statements are for illustrative and information purposes only and are not intended to represent, or be indicative of, what Neotope’s operating results or financial position would have been had the Neotope Transactions occurred on the dates indicated.

The historical statements of operations of Neotope include allocations of expenses from Elan which reasonably approximate the costs that would have been incurred as an autonomous entity. In addition, the allocation of general corporate overhead expenses from Elan to Neotope was made on a reasonable basis. As such, pro forma adjustments to revenues or expenses in the statements of operations are not necessary. There are expected to be incremental costs incurred by Neotope on a going forward basis in connection with operating Neotope as an independent publicly traded company. Neotope may also incur separation costs after the separation and distribution. These incremental costs are not included as pro forma adjustments.

Our pro forma net loss per basic and diluted share for the year ended December 31, 2011 and the six months ended June 30, 2012 was $[—] and $[—], respectively. The computation of pro forma net loss per basic and diluted share assumes pro forma weighted-average shares outstanding of [—] million, which is equal to the distribution ratio of [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] outstanding as of June 30, 2012 and the [—] million ordinary shares issued to Elan in connection with the separation and distribution.

The following summary historical and unaudited pro forma combined financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Arrangements Between Elan and Neotope,” and historical financial statements and related notes included elsewhere in this information statement.

The unaudited pro forma carve-out combined financial statements should not be an indicator of our financial condition or results of operations as of any future dates or for any future period.

Unaudited Pro Forma Combined Balance Sheet

June 30, 2012

	Actual At June 30, 2012	Pro Forma Adjustments		Pro Forma Consolidated Balance Sheet
Current assets:
Cash and cash equivalents	$—	$125.6	(1)	$125.6
Prepaid and other current assets	0.1	—		0.1

Total current assets	$0.1	$125.6		$125.7

Non-current Assets:
Property, plant and equipment, net	2.5	—		2.5
Intangible assets, net	0.1	—		0.1
Other assets	0.9	(0.8	)(2)	0.1

Total assets	$3.6	$124.8		$128.4

Current Liabilities:
Accounts payable	0.1	(0.1	)(3)	—
Accrued and other current liabilities	4.3	(4.3	)(3)	—

Total current liabilities	4.4	(4.4)		—
Other non-current liabilities	1.8	(0.8	)(2)	1.0

Total liabilities	$6.2	$(5.2)		$1.0

Share capital	—	0.4	(4)	0.4
Additional paid-in capital	—	127.0	(4)(5)	127.0
Parent company equity	(2.6)	$2.6	(5)	—

Parent company and shareholders’ equity	$(2.6)	$130.0		$127.4

Total liabilities and parent company equity (shareholders’ equity pro forma)	$3.6	$124.8		$128.4

Notes:

(1)	Amount represents the pro forma cash investment by Elan of $[—] million, adjusted for the current liabilities that were incurred by Neotope through the effective date of the distribution that Elan is obligated to pay, and the consideration received for the [18]% of the outstanding ordinary shares of Neotope acquired by Elan as of June 30, 2012.
(2)	In connection with the Neotope Transactions, certain assets and liabilities that were allocated from Elan to Neotope are not transferable to Neotope, including, employee deferred compensation plan assets and liabilities. As such, on the effective date of the distribution, Neotope would not record these assets and liabilities on its books. The amount of such assets was $0.8 million and amount of such liabilities was $0.8 million as of June 30, 2012.
(3)	Under the terms of the Separation and Distribution Agreement, Elan is obligated to pay all current liabilities that were incurred by Neotope through the effective date of the distribution. As such, these pro forma adjustments reflect that on the effective date of the distribution, Neotope would eliminate these liabilities on its books.
(4)

Amounts represent the pro forma capitalization of Neotope, including (i) the assumed issuance of approximately [—] million Neotope ordinary shares at $0.01 par value to the to the shareholders of Elan, which is based on the number of outstanding shares of Elan’s ordinary shares as of [—], 2012 and the distribution ratio; (ii) the [18]% of the outstanding ordinary shares of Neotope acquired by Elan; and (iii) the cash investment by Elan of $[—] in the Neotope Subsidiaries.

The pro forma adjustment to additional paid-in capital is equal to the amount of net assets transferred by Elan to Neotope of $[—] million (taking account of the current liabilities that will not transfer to Neotope); the consideration of $[—] million for the [18]% of the outstanding ordinary shares of Neotope Corporation Limited acquired by Elan; the cash investment by Elan of $[—] in the Neotope Subsidiaries; the reclassification of parent company equity to additional paid-in capital less the nominal value of the shares issued of $[—] million.

(5)	Amount represents the reclassification of Elan’s parent company equity to additional paid-in capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of Neotope and its financial condition during the fiscal years ended December 31, 2011, 2010 and 2009 and the six-month periods ending June 30, 2012 and 2011.

The financial statements of Neotope for these periods have been derived from Elan’s historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocations and estimates in these financial statements are based on assumptions that we believe are reasonable. However, the financial statements do not necessarily represent the financial position or results of operations of Neotope had it been operated as a separate independent entity. See “Critical Accounting Policies and Estimates” below as well as Note [—] of “Notes to the Carve-out Combined Financial Statements” included elsewhere in this information statement.

You should read this discussion in conjunction with the historical carve-out combined financial statements of Neotope and the notes to those statements and the unaudited pro forma condensed carve-out combined financial data and the notes to the pro forma condensed carve-out combined financial data of Neotope included elsewhere in this information statement.

The following discussion and analysis contains forward-looking statements. See “Forward-Looking Statements” and “Risk Factors” beginning on page 18 for a discussion of the uncertainties, risks and assumptions associated with these statements.

Management Discussion and Analysis

The following management discussion and analysis is based on, and should be read in conjunction with the Carve-out Combined Financial Statements for the six month period ended June 30, 2012 and each of the years in the three-year period ended December 31, 2011, included elsewhere in this information statement.

Presentation and Preparation of the Carve-Out Combined Financial Statements

Neotope’s business consists of a substantial portion of Elan Corporation, plc’s former drug discovery business platform, including the following former wholly owned subsidiaries of Elan and related tangible assets and liabilities, which we refer to as the “Neotope Business:”

•

Neotope Biosciences Limited (“Neotope Biosciences”). Neotope Biosciences, a wholly owned subsidiary of Neotope, is engaged in the discovery and development of antibodies for the potential treatment of a broad range of indications, including

•	AL and AA forms of amyloidosis, complex diseases caused by tissue deposition of misfolded proteins that result in progressive organ damage;

•	Parkinson’s disease and related synucleinopathies; and

•	Autoimmune disease and metastatic cancers such as melanoma in which melanoma cell adhesion molecule (“MCAM”) mediated cell adhesion may contribute to disease pathology or progression.

Neotope Biosciences’ strategy is to apply its expertise in generating novel therapeutic antibodies, working with a broad range of collaborators in specific disease models, to select candidates for further clinical development. Neotope Biosciences’ portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, MCAM for autoimmune disease and metastatic cancers such as melanoma, and tau for Alzheimer’s disease and other tauopathies. Neotope Biosciences also has a program focused on the potential treatment of type 2-diabetes.

•

Onclave Therapeutics Limited (“Onclave”). Onclave, a wholly owned subsidiary of Neotope Biosciences, is engaged in the development of our lead program NEOD001, which is being evaluated for the potential treatment of AL amyloidosis. In 2011, Onclave was granted orphan drug designation of NEOD001 and in September 2012 filed an Investigational New Drug Application with the Food and Drug Administration (“FDA”) for AL amyloidosis.

•

Neotope Biosciences, Inc. (“Neotope US”). Neotope US, a wholly owned subsidiary of Neotope Biosciences, was organized as part of the reorganization transactions and will provide research and development services to Neotope Biosciences, at its direction and at arm’s length rates. For a limited time following the separation and distribution, we expect that Neotope US will provide research and development services to Elan, at its direction and at arm’s length rates.

All references to “we,” “our,” or “us” in this Management Discussion and Analysis refer to the Neotope Business. Elan Corporation, plc and its consolidated subsidiaries are collectively referred to herein as “Elan”.

For additional information regarding the basis of preparation, refer to Note 2 to the accompanying Carve-out Combined Financial Statements, which are included elsewhere in this information statement.

Overview

Neotope is a biotechnology company focused on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Neotope focuses on the discovery and development of potential therapeutic monoclonal antibodies directed specifically to disease causing proteins. These potential therapies have a broad range of indications including AL and AA forms of amyloidosis, Parkinson’s disease and related synucleinopathies, and novel cell adhesion targets involved in autoimmune disease and metastatic cancers. Neotope’s strategy is to apply our extensive expertise in generating novel therapeutic antibodies and work with collaborators having expertise in specific animal models of disease, to identify antibody candidates for clinical development.

Critical Accounting Policies

The Carve-out Combined Financial Statements of the Neotope Business include certain estimates based on management’s best judgments. Estimates are used in the carve out of the results of operations, financial condition and cash flows of the Neotope Business as well as in determining items such as the allocation of indirect costs associated with central support functions, the carrying amounts of property, plant and equipment and share-based compensation among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Carve-out of the results of operations, financial condition and cash flows of the Neotope Business

The Neotope Business has historically operated as part of Elan and not as a separate stand-alone entity. The Carve-out Combined Financial Statements of the Neotope Business have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent the financial position and performance of the Neotope Business as if the Neotope Business had existed on a stand-alone basis during each of the fiscal years and six month periods presented in the Carve-out Combined Financial Statements; and as if Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 810, “Consolidation,” had been applied throughout. The Carve-out Combined Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), by aggregating financial information from the components of the Neotope Business described in Note 1 of the Carve-out Combined Financial Statements, included elsewhere in this information statement.

The accompanying Carve-out Combined Financial Statements of the Neotope Business only include assets and liabilities that management have determined are specifically identifiable with the Neotope Business and allocations of direct costs and indirect costs attributable to operations of the Neotope Business. Indirect costs relate to certain support functions that are provided on a centralized basis within Elan.

The support functions provided to us by Elan include, but are not limited to:

•	Accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services;

•	Employee benefit administration, including equity award and pension services; and

•	Cash and treasury management.

Central support costs of the Neotope Business for the fiscal year ended December 31, 2011 amounted to $4.0 million (2010: $2.8 million; 2009: $0.7 million). Central support costs for the first half of 2012 amount to $4.1 million (2011: $2.0 million). These costs have been allocated to the Neotope Business for the purposes of preparing the Carve-out Combined Financial Statements based on estimated usage of the resources by us. The estimated usage of the central support resources by the Neotope Business has been determined by estimating our portion of the most appropriate driver of each category of central support costs such as headcount and labor hours, depending on the nature of the costs. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if the Neotope Business had operated on a standalone basis.

Revenue Recognition

We recognize revenue from contract arrangements to provide R&D services. Revenue is recognized when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We defer and amortize up-front fees to the income statement over the performance period. The performance period is the period over which we expect to provide services as determined by the contract provisions.

Property, plant and equipment and Impairment

Total property, plant and equipment had a carrying amount at June 30, 2012 of $2.5 million compared to $2.5 million at December 31, 2011 and $2.4 million at December 31, 2010.

Property, plant and equipment are depreciated using the straight line method based on the estimated useful life of each asset and, as with other long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require that property, plant and equipment is tested for possible impairment, we compare undiscounted cash flows expected to be generated by an asset to the carrying amount of the asset. If the carrying amount of the property, plant and equipment is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. We determine fair value using the income approach based on the present value of expected cash flows. Our cash flow assumptions consider forecasted revenue and operating costs and other relevant factors. If we were to use different estimates, particularly with respect to the likelihood of R&D success, then a material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying amounts of our property, plant and equipment.

There were no impairment charges relating to our property, plant and equipment during the first half of 2012 or in 2011, 2010 or 2009.

Share-Based Compensation

Total share-based compensation expense for the year ended December 31, 2011 was $3.6 million (2010: $1.9 million, 2009: $0.1 million). Total share based compensation expense for the six month period ended June 30, 2012 was $6.2 million (2011: $2.1 million).

Elan has an equity award program which provides for the issuance of share options, restricted stock units (RSUs) and other equity awards to its employees, including employees that have directly and indirectly provided services to the Neotope Business. The share-based payment compensation expense recognized in these Carve-out Combined Financial Statements includes all of the share-based payment expenses directly attributable to the Neotope Business, and allocations of indirect expenses that have been deemed attributable to the Neotope Business.

Share-based compensation expense for equity-settled awards is measured and recognized based on estimated grant date fair values. These awards include employee stock options, restricted stock units (RSUs) and stock purchases related to Elan’s employee equity purchase plan (EEPP). Share-based compensation cost for RSUs is measured based on the closing fair market value of Elan’s ordinary shares on the date of grant. Share-based compensation cost for stock options and ordinary shares issued under the EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Estimating the fair value of share-based awards at grant or vest date using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors. If factors change and/or different assumptions are employed in estimating the fair value of share-based awards in future periods, the compensation expense recorded for future grants may differ significantly from what has been recorded in the Carve-out Combined Financial Statements of the Neotope Business. However, management believes that reasonable assumptions have been used to estimate the fair value of the share-based awards.

For additional information on share-based compensation, refer to Note 10 to the accompanying Carve-out Combined Financial Statements of the Neotope Business, which are included elsewhere in this information statement.

Off-Balance Sheet Arrangements

At June 30, 2012, at December 31, 2011 and at December 31, 2010, we were not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Results of Operations

Results for the six month periods ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in millions)		(in millions)
Revenue	$1.1	$0.2	$0.5	$1.2	$2.5
Operating expenses:
Research and development expenses	16.8	10.0	24.2	9.8	3.0
General and administrative expenses	4.9	2.8	5.6	3.6	0.7

Total operating expenses	21.7	12.8	29.8	13.4	3.7

Operating loss and net loss before income taxes	(20.6)	(12.6)	(29.3)	(12.2)	(1.2)
Provision for income taxes	0.1	0.3	0.5	0.3	0.1

Net loss	$(20.7)	$(12.9)	$(29.8)	$(12.5)	$(1.3)

Revenue

Revenue is comprised of fees earned from the provision of research and development (R&D) services. Total revenues, which were $1.1 million in the six-month period ended June 30, 2012 (2011: $0.2 million) and $0.5 million in the year ended December 31, 2011 (2010: $1.2 million; 2009: $2.5 million), consisted of amounts earned by the Neotope Business for research services provided to Elan in relation to its ELND005 program.

The $0.9 million increase in revenue from $0.2 million in the first half of 2011 to $1.1 million in the first half of 2012 was primarily due to the increased investment by Elan in external toxicology studies to support the submission of Investigational New Drug Applications in non-Alzheimer’s disease indications for the ELND005 small molecule.

Revenues decreased by $1.3 million from $2.5 million in 2009 to $1.2 million in 2010 and by $0.7 million from $1.2 million in 2010 to $0.5 million in 2011. These decreases in revenue were primarily due to lower research activity in the ELND005 program as the Phase 2 clinical trials completed.

Operating Expenses

Total operating expenses, which consists of R&D expense and general and administrative (G&A) expense was $21.7 million for the six-month period ended June 30, 2012 (2011: $12.8 million) and $29.8 million for the year ended December 31, 2011 (2010: $13.4 million; 2009: $3.7 million). R&D expenses primarily consisted of expenses for the early discovery efforts on pathology-biology based mis-folding protein targets in chronic degenerative diseases, and research costs incurred by the Neotope Business in providing research services to Elan’s ELND005 program. These expenses primarily comprise employee and related costs, and external research spend. G&A expense primarily consists of professional services expenses, management compensation expenses and certain central support costs that had been allocated to the Neotope Business by Elan based on estimated usage of resources by the Neotope Business. For additional information regarding the allocation of central general and administrative expenses, please refer to Note 2 to the Carve-out Combined Financial Statements of the Neotope Business, included elsewhere in this information statement.

Research and Development Expenses

R&D expenses were $16.8 million for the six-month period ended June 30, 2012 (2011: $10.0 million). The increase of $6.8 million in 2012 compared to 2011 was primarily due to the increased spend in the NEOD001 for amyloidosis program, as well as higher spend on the Neotope Business’s portfolio of targets including alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, and tau for Alzheimer’s disease and other tauopathies, and higher research costs incurred in relation to Elan’s ELND005 program.

R&D expenses were $24.2 million in 2011, $9.8 million in 2010 and $3.0 million in 2009. The increase of $14.4 million in 2011 compared to 2010 was primarily due to the increased spend in the NEOD001 for amyloidosis program, as well as higher spend on the Neotope Business’s portfolio of targets including alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, and tau for Alzheimer’s disease and other tauopathies. The increase of $6.8 million in 2010 compared to 2009 was primarily due to higher spend on the Neotope Business’s discovery programs as well as increased spend on the NEOD001 for amyloidosis program, partially offset by lower research costs incurred in relation to Elan’s ELND005 program.

General and Administrative Expenses

G&A expenses were $4.9 million for the period ended June 30, 2012 (2011: $2.8 million). The increase of $2.1 million in the first half of 2012 compared to the first half of 2011 reflects the higher G&A support costs resulting from an increase in research activities.

G&A expenses were $5.6 million in 2011, $3.6 million in 2010 and $0.7 million in 2009. The increases of $2.0 million in 2011 compared to 2010 and $2.9 million in 2010 compared to 2009 reflects the higher G&A support costs resulting from the increase in research activities.

Taxation

The current and deferred tax provision calculations have been prepared as if the Neotope Business was a separate taxable group and consistent with the asset and liability method prescribed by “Income Taxes” (ASC 740). The current and deferred tax provision and the related tax disclosures are not necessarily representative of the tax provision/(benefit) that may arise for the Neotope Business in the future.

The net tax provision for the six-month period ended June 30, 2012 was $0.1 million (2011: $0.3 million) and the net tax provision for 2011 was $0.5 million (2010: $0.3 million; 2009: $0.1 million). The tax provision reflects U.S. Federal and State taxes and the availability of Irish tax losses. No material deferred tax assets (DTAs) have been recognized on the balance sheet.

Liquidity and Capital Resources

Overview

Elan uses a centralized approach to manage substantially all of its liquid resources and to finance its operations and, as a result, no separate cash accounts for the Neotope Business were historically maintained, and debt and liquid resources maintained at the Elan group level are not included in the accompanying Carve-out Combined Financial Statements. Liquid resources are defined as the total of cash and cash equivalents, current restricted cash and current investment securities. We have historically financed our operating and capital resource requirements through funding provided by Elan to the Neotope Business.

As part of the separation, Elan intends to make a cash investment of approximately $[—] in Neotope, which is expected to be used by Neotope to fund working capital expenses and for other general corporate purposes. Elan also intends to make a cash payment to Neotope of $[—] to acquire [18%] of the outstanding ordinary shares of Neotope. Immediately following the cash investment and the issuance of [18]% of Neotope’s ordinary shares to Elan, we expect that we will have approximately $[—] million in cash and cash equivalents, which we believe will provide us with sufficient liquidity and capital resources to meet our cash needs through approximately June 30, 2015.

Cash Flows for the Six Month Period Ended June 30, 2012 and 2011 and the Years Ended December 31, 2011, 2010 and 2009

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in millions)		(in millions)
Net cash used in operating activities	$(19.1)	$(9.2)	$(19.7)	$(9.1)	$(0.5)
Net cash used in investing activities	(0.2)	(0.3)	(0.6)	(2.6)	—
Net cash provided by financing activities	19.3	9.5	20.3	11.7	0.5
Net increase/(decrease) in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—	$—

Net cash used in operating activities was $19.1 million for the six-month period ended June 30, 2012. The primary components of cash used in operating activities for the six-month period ended June 30, 2012 were net losses (adjusted to exclude non-cash charges) and changes in working capital accounts. Net cash used in investing activities was $0.2 million for the six-month period ended June 30, 2012 related to the purchases of property, plant and equipment and computer software. Net cash provided by financing activities totaled $19.3 million for the six-month period ended June 30, 2012, reflecting the funding provided by Elan.

Net cash used in operating activities was $9.2 million for the six-month period ended June 30, 2011. The primary components of cash used in operating activities for the six-month period ended June 30, 2011 were net losses (adjusted to exclude non-cash charges) and changes in working capital accounts. Net cash used in investing activities was $0.3 million for the six-month period ended June 30, 2011 related to the purchases of property, plant and equipment. Net cash provided by financing activities totaled $9.5 million for the six-month period ended June 30, 2011, reflecting the funding provided by Elan.

Net cash used in operating activities was $19.7 million in 2011. The primary components of cash used in operating activities in 2011 were net losses (adjusted to exclude non-cash charges) and changes in working capital accounts. Net cash used in investing activities was $0.6 million in 2011. The major components of cash used in investing activities in 2011 included the purchase of property, plant and equipment and computer software. Net cash provided by financing activities totaled $20.3 million in 2011, reflecting the funding provided by Elan.

Net cash used in operating activities was $9.1 million in 2010. The primary components of cash used in operating activities in 2010 were net losses (adjusted to exclude non-cash charges) and changes in working capital accounts. Net cash used in investing activities was $2.6 million in 2010. The major components of cash used in investing activities in 2010 were the purchase of property, plant and equipment. Net cash provided by financing activities totaled $11.7 million in 2010, reflecting the funding provided by Elan.

Net cash used in operating activities of $0.5 million in 2009 was comprised of net losses and changes in working capital accounts. The net cash provided by financing activities of $0.5 million was comprised of funding provided by Elan.

Funding Requirements

As noted above, we estimate that immediately following Elan’s cash investment of approximately $[—] and the issuance of [18]% of Neotope’s ordinary shares to Elan in exchange for a cash payment of approximately $[—], we will have approximately $[—] million in cash and cash equivalents, which we estimate will provide us with sufficient liquidity and capital resources to meet our cash needs through approximately June 30, 2015.

We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current product candidates. Our future capital requirements will depend on numerous factors, including, the timing of initiation, progress, results and costs of our clinical trials; the results of our research and preclinical studies; the costs of clinical manufacturing and of establishing commercial manufacturing arrangements; the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims; the costs and timing of capital asset purchases; our ability to establish research collaborations and strategic collaborations and licensing or other arrangements; the costs to satisfy our obligations under potential future collaborations; and the timing, receipt, and amount of revenues or royalties, if any, from any approved drug candidates. In order to develop and obtain regulatory approval for our potential products we will need to raise substantial additional funds through public or private equity offerings, debt financings, strategic alliances, joint ventures and licensing arrangements. We cannot assume that such additional financing will be available on acceptable terms, if at all, and such financing may only be available on terms dilutive to our shareholders.

Quantitative and Qualitative Disclosures About Financial Risk

Overview

As discussed in Note 2(a) to the Carve-out Combined Financial Statements of the Neotope Business, which are included elsewhere in this information statement, Elan uses a centralized approach to manage substantially all of its liquid resources and to finance its operations and, as a result, no separate cash accounts for the Neotope Business were historically maintained and debt and liquid resources maintained at the Elan group level are not included in the Carve-out Combined Financial Statements of the Neotope Business. Therefore, our financial risk exposures are insignificant.

We are not exposed to any interest rate risk, as historically we had no separate cash accounts or debt.

We do not have any foreign exchange risk as the U.S. dollar is the only currency in which we conduct business.

We have a significant concentration of credit risk as our only customer to date, to whom we provide R&D services, is Elan. However, since Elan has historically funded our operating and capital resource requirements, we do not believe the credit risk is significant.

We are dependent on Boehringer Ingelheim to manufacture our clinical supplies of NEOD001. An inability to obtain product supply could have a material adverse impact on our business, financial condition and results of operations.

Contractual Obligations

The following table sets out (in millions), at December 31, 2011, our main contractual obligations due by period operating leases. These represent the major contractual, future payments that may be made by us. The table does not include items such as future investments in financial assets.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease obligations	$8.8	$0.8	$1.7	$2.0	$4.3
Purchase obligations (1)	0.3	0.3	—	—	—

Total contractual obligations	$9.1	$1.1	$1.7	$2.0	$4.3

(1)	Includes all open purchase orders as of December 31, 2011 for capital and operating expenditure. Excludes capital expenditure of $0.3 million that had been authorized by the directors of Elan for the Neotope Business and had not been contracted for as of December 31, 2011.

BUSINESS

Overview

Neotope Corporation Limited (registered number 518146), or “Neotope,” was incorporated in Ireland as a private limited company on September 26, 2012. We are a biotechnology company focused on the discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion.

We were incorporated to effect a separation of research and development programs from Elan Corporation, plc (“Elan”). Our officers and employees were formerly employees of Elan. In connection with the separation and distribution, Elan invested cash in us in an amount that, together with the aggregate purchase price for [18]% of our outstanding ordinary shares that Elan acquired immediately following the separation and distribution, equalled approximately $[—]. We expect that such amount will fund our operations through June 30, 2015. Neotope is an early stage biotechnology company with no current products and we expect to incur losses for the foreseeable future.

Our Approach

We focus on the discovery and development of potential therapeutic monoclonal antibodies directed specifically to disease causing proteins. These potential therapies have a broad range of indications including AL and AA forms of amyloidosis, Parkinson’s disease and related synucleinopathies, and novel cell adhesion targets involved in autoimmune disease and metastatic cancers. Our strategy is to apply our extensive expertise in generating novel therapeutic antibodies and work with collaborators having expertise in specific animal models of disease, to identify antibody candidates for clinical development.

An epitope is the molecular target recognized by an antibody. A neo-epitope is a site on a protein that becomes accessible only after modification, such as from cleavage or by misfolding into an abnormal shape. The neo-epitopes we target may occur as part of a disease-associated pathological process. We are developing novel, specific monoclonal antibodies against neo-epitope targets for the potential treatment of patients having a disease associated with the neo-epitope.

Targeting Neo-epitopes of Misfolded Proteins Associated with Disease

In addition to antibodies directed to neo-epitope targets, we are developing antibodies directed to other targets. For example, we have generated antibodies against novel cell adhesion targets expressed on certain pathogenic Th17 pathogenic immune cells and tumor cells. One specific cell adhesion protein, called MCAM

(“melanoma cell adhesion molecule”), interacts with another protein called laminin near blood vessel walls which allows circulating tumor cells and a critical subset of T cells to leave the bloodstream and enter into tissues, sometimes initiating pathogenic processes that result in disease. Antibodies that interfere with the cell adhesion process may be useful for treating a range of autoimmune diseases and metastatic cancers.

Targeting Cell Adhesion Involved in Disease Processes

Research and Development Pipeline

Our research and development pipeline includes three lead therapeutic antibody programs that we will aggressively advance: NEOD001 for the treatment of AL and AA Amyloidosis; synuclein antibodies for the treatment of Parkinson’s disease; and MCAM antibodies for the potential treatment of autoimmune diseases and metastatic cancers.

Our pipeline also includes two discovery stage programs for which we are testing efficacy of antibodies in preclinical models of disease: tau antibodies for potential treatment of Alzheimer’s disease and antibodies for the potential treatment of type 2 diabetes. We are also generating additional novel antibodies against other targets involved in protein misfolding and cell adhesion for characterization in vitro. If promising, these antibodies will advance to discovery stage programs in the future.

Our Lead Programs

NEOD001 for amyloidosis

We are developing NEOD001, a monoclonal antibody targeting AL and AA amyloid for the potential treatment of amyloidosis.

Systemic amyloidoses are a complex group of diseases caused by tissue deposition of misfolded proteins that result in progressive organ damage. The most common type, AL amyloidosis or primary amyloidosis, involves a hematological disorder caused by plasma cells that produce misfolded AL protein resulting in deposits of abnormal AL protein (amyloid), in the tissues and organs of individuals with AL amyloidosis. Although little data are available on amyloidosis populations, AL amyloidosis is a rare disorder with an estimated incidence of 8.9 in 1,000,000 patient years. Only 1,200 to 3,200 new cases of AL amyloidosis are reported each year in the United States. Both the causes and origins of AL amyloidosis remain poorly understood.

Current treatment of patients with AL amyloidosis is aimed at reducing or eliminating the bone marrow disorder, i.e. the plasma cells that are responsible for producing the AL protein, thereby limiting production of amyloid. There are no currently approved treatments for AL amyloidosis that directly target potentially toxic forms of the AL protein.

A different form of systemic amyloidosis, AA amyloidosis or secondary amyloidosis, occurs secondarily as a result of other illness, such as chronic inflammatory diseases (for example, rheumatoid arthritis and ankylosing spondylitis) or chronic infections (for example, tuberculosis or osteomyelitis). In secondary amyloidosis, the depositing amyloid protein is amyloid A protein. Amyloid A protein is a cleaved fragment from the acute phase protein serum amyloid A that is produced in abundance by the liver as a result of chronic inflammation. The treatment of secondary amyloidosis is directed at treating the underlying illness, typically with broad acting anti-inflammatory agents such as TNF inhibitors. It is estimated that there are approximately 8,000 patients in the United States and Europe suffering from AA amyloidosis.

NEOD001 is a monoclonal antibody that specifically targets the amyloid that accumulates in both AL and AA forms of amyloidosis. The antibody was designed to not react with normal serum amyloid and only with the aberrant cleaved form of the protein (amyloid A). This approach has the potential to be a first-in-class agent for this orphan disease with a significant unmet medical need. Together with scientists at the University of Tennessee, the Neotope scientists have published a number of papers characterizing the mouse version of this antibody. In 2012, NEOD001 was granted orphan drug designation by the FDA and an Investigational New Drug application for NEOD001 in systemic amyloidosis (AL and AA forms of amyloidosis) was filed. We plan to initiate a Phase 1 clinical trial for NEOD001 in this indication in late 2012.

Synuclein antibodies for Parkinson’s disease

We are developing antibodies targeting synuclein for the potential treatment of Parkinson’s disease and other synucleinopathies. Scientists at Neotope in collaboration with the University of California, San Diego, have published a number of scientific papers describing effects of these antibodies in preclinical models resembling Parkinson’s disease.

Alpha-synuclein is a protein that is a prominent component of Lewy bodies and neurites which are pathological hallmarks of Parkinson’s disease, dementia with Lewy bodies multiple system atrophy and certain other neurological disorders, collectively known as synucleinopathies. While the normal function of synuclein is not well understood, the protein normally occurs in an unstructured soluble form. In synucleinopathies, the synuclein protein can misfold and aggregate to form insoluble fibrils that contribute to the pathology of the disease.

Parkinson’s disease is a degenerative disorder of the central nervous system. The motor symptoms of Parkinson’s disease result from the death of dopamine-generating cells in the substantia nigra, a region of the midbrain.

Early in the course of the disease, the most obvious symptoms are movement-related and include shaking, rigidity, slowness of movement and difficulty with walking and gait. Later, cognitive and behavioral problems may arise, with dementia commonly occurring in the advanced stages of the disease. Other symptoms include sensory, sleep and emotional problems. Parkinson’s disease is more common in the elderly, with most cases occurring after the age of 50.

Parkinson’s disease is the second most common neurodegenerative disorder after Alzheimer’s disease. In the United States, at least 500,000 people are believed to suffer from Parkinson’s disease, and about 50,000 new cases are reported annually. Current treatments for Parkinson’s disease are effective at managing the early motor symptoms of the disease, mainly through the use of levodopa and dopamine agonists. As the disease progresses and dopaminergic neurons continue to be lost, these drugs eventually become ineffective at treating the symptoms. The goal of our approach is to slow down the progressive neurodegenerative consequences of disease, a current unmet need.

There is genetic evidence for a causal role of synuclein in Parkinson’s disease. In rare cases of familial forms of Parkinson’s disease, there are mutations in the synuclein gene, or duplication and triplications of the gene that may cause synuclein protein to form amyloid-like fibrils that contribute to the disease. There is also increasing evidence that pathogenic forms of synuclein can be propagated and transmitted from neuron to neuron. Recent studies in cellular and animal models suggest that the spread of synuclein-associated neurodegeneration can be disrupted by targeting the pathogenic synuclein.

We have generated proprietary antibodies targeting alpha-synuclein that may slow or reduce the neurodegeneration associated with synuclein misfolding and/or transmission. We have tested the efficacy of these antibodies in various cellular and animal models of synuclein-related disease. We have identified one clinical candidate that has advanced into manufacturing and preclinical safety testing.

MCAM antibodies for autoimmune disease and metastatic cancer

We are developing antibodies targeting MCAM (melanoma cell adhesion molecule) for the potential treatment of autoimmune disease and metastatic cancer.

MCAM is a cell adhesion molecule that allows certain cells travelling in the blood stream to leave the circulation and enter tissues. For example, MCAM is expressed on pathogenic Th-17 expressing immune cells that underlie autoimmune disease and on tumor cells involved in metastatic cancer. MCAM functions like VELCRO™ hook-and-loop fasteners, allowing these cells to stick to the blood vessel wall and migrate into tissues to initiate their pathogenic process.

Our research in the area of cell adhesion has uncovered unique insights into MCAM function, allowing us to develop specific and novel antibodies that block MCAM’s VELCRO-like function as potential therapeutics to prevent disease causing cells from spreading into tissue

Anti-MCAM antibodies may be useful for treating a variety of autoimmune diseases such as rheumatoid arthritis, psoriasis and multiple sclerosis. Autoimmune diseases arise from an inappropriate immune response of the body against substances and tissues normally present in the body. In other words, the immune system mistakes some part of the body as a pathogen and attacks its own cells. A substantial portion of the population suffers from these diseases, which are often chronic, debilitating, and life-threatening. There are more than eighty illnesses caused by autoimmunity. It has been estimated that autoimmune diseases are among the ten leading causes of death among women in all age groups up to 65 years. Current treatment for many autoimmune diseases typically entails use of broad acting immunosuppressive agents that weaken the body’s ability to fight infection. Only 3-5% of CD4+ T cells in the circulation express MCAM, yet these cells appear to be disproportionately involved in propagation of autoimmune disease. Hence, anti-MCAM based therapy may provide a more specific way to target the disease -causing immune cells while not interfering with normal function of the immune system.

MCAM antibodies may also be useful for treating metastatic cancers, including melanoma. Melanoma is a malignant tumor of melanocytes, a potentially dangerous form of skin cancer. It is estimated that doctors in the United States will diagnose about 76,250 new cases of melanoma in 2012, with approximately 9,000 melanoma-related deaths that are usually related to metastatic spread of the tumors. Normal melanocytes do not express MCAM, but expression is turned on and continues to increase as the cells become more malignant. Treatment with anti-MCAM antibodies may help patients with melanoma by inhibiting the growth and spread of the tumor.

We have generated monoclonal antibodies that selectively block MCAM-mediated cell adhesion. Our antibodies are currently being tested in animal models of autoimmune disease and metastatic cancer. Based on early results from these studies, we have identified several antibodies as potential clinical candidates and intend to advance the antibody that proves most effective in the studies into manufacturing and preclinical safety testing.

Our Discovery Programs

Tau antibodies for Alzheimer’s disease

We are developing antibodies targeting tau for the potential treatment of Alzheimer’s disease and other tauopathies.

Tau proteins are proteins that stabilize microtubules. They are abundant in neurons of the central nervous system and are less common elsewhere in the body. When tau proteins are defective, they often misfold and aggregate to form neurofibrillary tangles. Tau sequestered in neurofibrillary tangles no longer has the ability to stabilize microtubules properly and is thought to be linked to the progressive neurodegeneration characteristic of several neurological diseases known as tauopathies. Tauopathies are a class of neurodegenerative diseases associated with the pathological aggregation of tau protein in the human brain. The best-known of these illnesses is Alzheimer’s disease, wherein tau protein is deposited within neurons in the form of neurofibrillary tangles.

Alzheimer’s disease is a degenerative brain disease that slowly destroys memory and thinking skills. It can begin with simple forgetfulness, but may rapidly progress into more advanced symptoms, including confusion, profound memory loss, language disturbances, personality and behavior changes, impaired judgment and dementia. Alzheimer’s disease primarily affects older people, and in most cases, readily apparent symptoms appear after age 60. It is estimated that more than 5 million Americans and more than 35 million people worldwide, at the age of 60 years or older, suffer from some form of dementia. Although some patients may live up to 20 years after being diagnosed with Alzheimer’s disease, the average life expectancy after diagnosis is eight to ten years. No current therapy alters the progressive and eventually fatal neurodegenerative consequences of these conditions.

Recent experimental data from multiple laboratories show that pathogenic forms of tau can be propagated and spread between neurons. It has further been demonstrated that administration of tau antibodies in animal models with tauopathies can potentially interrupt tau propagation and the resulting neurodegenerative effects of this process.

We have generated and tested in vivo a variety of proprietary tau antibodies. We are currently selecting optimal candidates for their ability to block propagation and toxicity associated with misfolded forms in animal models of tauopathies. These studies will help us to identify a potential clinical candidate to advance into manufacturing and preclinical safety testing.

Antibodies for Type 2 diabetes

We are developing antibodies to protect against loss of insulin producing beta cells of the pancreas for the potential treatment of type 2 diabetes.

Type 2 diabetes is a metabolic disorder characterized by high blood glucose in the context of insulin resistance and relative insulin deficiency. Type 2 diabetes makes up about 90% of cases of diabetes, and obesity is thought to be the primary cause of type 2 diabetes in people who are genetically predisposed to the disease. Rates of diabetes have increased markedly over the last 50 years in parallel with obesity. Type 2 diabetes is a global health problem affecting more than 300 million people worldwide. Long-term complications from high blood sugar can include heart disease, strokes, diabetic retinopathy where eyesight is affected, kidney failure which may require dialysis, and poor circulation of limbs leading to amputations.

Type 2 diabetes is initially managed by increasing exercise and dietary modification. If blood glucose levels are not adequately lowered by these measures, medications may be needed. In type 2 diabetes, patients become increasingly unable to adequately regulate blood glucose levels and current therapies such as metformin and insulin only target this hyperglycemia. In many cases, the progressive loss of insulin producing beta cells of the pancreas leads to dependence upon injected insulin to manage blood glucose levels. Current therapies do not target the fundamental mechanism by which these beta cells are lost in disease.

We have generated unique antibodies and are currently testing the hypothesis that treatment with these antibodies may reduce the progressive increase in glucose levels in animal models of type 2 diabetes. If successful, these studies will help us identify a potential clinical candidate to advance into manufacturing and preclinical safety testing.

Our Strategy

We will advance novel and proprietary therapeutic antibodies discovered by our scientists internally. Our goal is to be a leading biotechnology company focused on discovery and development of novel antibodies for the potential treatment of a broad range of diseases that involve protein misfolding or cell adhesion. Key elements of our strategy to achieve this goal are:

•	Continue to discover potential therapeutic antibodies directed against novel targets involved in protein misfolding and cell adhesion.

We will continue to leverage our core scientific expertise and proprietary technology to develop innovative antibody-based therapeutics for the potential treatment of a range of diseases. Once we formulate a novel hypothesis or approach to a known target, we generate antibodies against that target. Specific and selective antibodies are characterized in vitro, then used to test the initial hypothesis in vivo using animal models of disease. We typically rely on the use of animal models that have been extensively developed by external laboratories, as we have already done with three of our programs: AL amyloidosis, Parkinson’s disease and tau for Alzheimer’s disease. We plan to maintain a broad and diverse pipeline of antibodies with multiple potential indications.

•	Quickly translate our research discoveries into clinical development.

Once we establish in vivo proof of concept for our antibody candidates, we use animal models to identify potential clinical candidates to rapidly advance to manufacturing and preclinical testing. We have contracted with Boehringer Ingelheim for cell line development and antibody drug substance production. In 2012, we filed an Investigational Drug Application with the FDA for NEOD001 in AL amyloidosis and we plan to initiate a phase 1 clinical trial of NEOD001 in amyloidosis patients by the end of 2012.

•	Establish early clinical proof of concept with our therapeutic antibodies.

We will leverage our insight of pathology in diseases involving protein misfolding and cell adhesion to employ biomarker endpoints as a way to detect signals of clinical efficacy early in the clinical development process. We may elect to start clinical testing of our antibodies in smaller indications having more well-established endpoints in order to demonstrate proof of concept as a basis for further investment in clinical trials, potentially in larger indications, by us or potential partners.

•	Strategically collaborate or out-license select programs.

We intend to seek to collaborate or license certain potentially therapeutic antibody products to biotechnology or pharmaceutical companies for later stage clinical development and commercialization. For certain product opportunities, we may choose to proceed with further clinical development independently in order to create long term value. We intend to seek strategic alliances in which we would provide our research and development services for our collaborators as part of our plan to generate revenue.

•	Highly leverage external talent and resources.

We plan to maintain strong talent internally having expertise in our core areas of focus and as needed to execute efficiently on our clinical development and business objectives. We will leverage outsourcing to meet our operational and business needs while maintaining flexibility as those needs may change over time. As previously mentioned, we plan to continue to rely on the very extensive experience of the team to execute on the companies objectives.

•	Collaborate with scientific and clinical experts in disease areas of interest.

We collaborate with highly regarded scientists having expertise in our disease areas of interest to test and characterize our potential therapeutic antibody candidates, as exemplified by the publications cited above. We also collaborate with leading clinical experts in our disease areas of interest for feedback and guidance on our programs. In addition, we engage a number of consultants having specific functional and/or disease area expertise to execute our preclinical and clinical development programs.

Regulation

We anticipate that if we commercialize any products, the U.S. market will be our most important market. For this reason, the factors discussed below, in “Government Regulation,” “Product Approval” and “Orphan Days” place emphasis on requirements in the United States.

Government Regulation

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialization, can take in excess of 10 years.

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions of both companies and individuals. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications for drugs, biological products or medical devices until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labeling restrictions.

The pricing of pharmaceutical products is regulated in many countries and the mechanism of price regulation varies. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, it is not possible to predict future regulatory action on the pricing of pharmaceutical products.

Product Approval

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application before human testing may proceed.

The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will demonstrate that the product is safe or effective or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede or prevent marketing authorization.

The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labeling, are evaluated and, if determined appropriate, submitted to the FDA through a license application such as a New Drug Application (“NDA”) or a Biologics License Application (“BLA”). In certain cases, an Abbreviated New Drug Application (“ANDA”) can be filed in lieu of filing an NDA.

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labeling of all products developed by us are also subject to FDA approval and ongoing regulation.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for E.U. countries, in general, most other countries have their own procedures and requirements.

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States, these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. We are also subject to Section 6002 of the Affordable Care Act (“ACA”), commonly known as the Physician Payment Sunshine Act (“Sunshine Act”) which regulates disclosure of payments to healthcare professionals and providers.

The FCPA and U.K. Bribery Act prohibit companies and their representatives from offering, promising, authorizing or making payments to foreign officials (and certain private individuals under the U.K. Bribery Act) for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

Orphan drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally defined as a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same orphan indication, except in limited circumstances, such as a showing of clinical superiority to the product with orphan.

Patents and Intellectual Property Rights

We aggressively strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining domestic and international patents intended to cover our products and compositions, their methods of use and processes for their manufacture and any other inventions that may be commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business. Our competitive position depends on our ability to obtain patents on our technologies and our potential products, to defend our patents, to protect our trade secrets and to operate without infringing valid and enforceable patents or trade secrets of others. We seek licenses from others as appropriate to enhance or maintain our competitive position. We currently own issued patents and pending applications in the United States and pending patent applications in other countries relating to NEOD001 and our synucleinopathy and MCAM programs, as well as some of our discovery programs. From Elan, we hold non-exclusive licenses under patent rights relating to research tools such as animal models and assay technology in support of our programs relating to synucleinopathies and Alzheimer’s disease.

Competition

The pharmaceutical industry is highly competitive. Our principal competitors consist of major international companies, all of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than we have. We also compete with smaller research companies and generic drug and biosimilar manufacturers. The degree of competition varies for each of Neotope’s programs.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products or biosimilars. Governmental and other pressures toward the dispensing of generic products or biosimilars may rapidly and significantly reduce, slow or reverse the growth in, sales and profitability of any product not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. If we ever successfully discover, develop and commercialize any products, the launch of competitive products, including generic or biosimilar versions of any such products, may have a material adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our ability to discover and develop innovative, cost-effective new products. If we fail to discover and develop new products, our business, financial condition and results of operations will be materially and adversely affected.

Product Supply

While supplies of raw materials and clinical supplies of our main product candidate are generally available in quantities adequate to meet the needs of our business; we are dependent on Boehringer Ingelheim to manufacture our clinical supplies of NEOD001. An inability to obtain product supply could have a material adverse impact on our business, financial condition and results of operations.

Research and Development Services

Following the distribution, we intend to pursue opportunities to perform research and development services for unrelated parties with whom we are otherwise collaborating, using compensation arrangements that are consistent with industry arrangements between unrelated parties. We also may earn income through licensing agreements and other types of transactions.

Employees

Following the Neotope Transactions, we estimate that we will have approximately 45 employees, of whom approximately 24 will be engaged in R&D activities and the remainder will work in general and administrative areas.

Legal Proceedings

We are not currently a party to any material legal proceedings.

Facilities

We occupy approximately 27,550 square feet of leased office and laboratory space located at 650 Gateway Boulevard in South San Francisco, California (Telephone: 650-837-8550). The term of our lease extends into 2020. We believe that our facility is sufficient to meet our current needs and that suitable additional space will be available as and when needed.

CORPORATE GOVERNANCE AND MANAGEMENT

Our Directors and Executive Officers

Set forth below is certain information concerning the board of directors and the executive officers of the Company upon completion of the separation and distribution. We are currently in the process of identifying the other persons who will serve as our directors or executive officers after the separation and distribution, and we will provide details regarding these individuals in an amendment to this information statement.

Name	Age	Position
Lars Ekman	62	Chairman of the Board
Dale Schenk	55	President and Chief Executive Officer

Dr. Lars Ekman was appointed Chairman of the Board of Neotope on [—], 2012. He was previously appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of R&D in 2007 to serve solely as a non-executive director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, Dr. Ekman was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive partner to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., Cebix Incorporated, InterMune, Inc., Ocera Inc and chairman of the board of Protox Therapeutics Inc.

Dr. Dale Schenk was appointed President and Chief Executive Officer of Neotope on [—], 2012. He was previously appointed the Executive Vice President of Neotope Biosciences in March 2009, and Chief Scientific Officer and Executive Vice President at Elan Pharmaceuticals, Inc., in November 2004, in which role he provided the leadership and scientific direction for Elan’s research and development programs. Prior to joining Elan, Dr. Schenk was a founding scientist of Athena Neurosciences which was acquired by Elan Pharmaceuticals. Dr. Schenk has pioneered the immunotherapeutic approach for the treatment of amyloidosis, as exemplified for Alzheimer’s disease. Dr. Schenk’s work in this area — as well as in early detection, testing and other pathways to the disease — has led to the most advanced potential treatment approaches for Alzheimer’s disease. Dr. Schenk earned his BA and PhD in Pharmacology and Physiology from the University of California, San Diego.

Structure of the Board of Directors

At the time of the distribution, we expect that our board of directors will consist of [—] directors. We expect that upon consummation of the separation and distribution, our board of directors will adopt, as part of our corporate governance guidelines, categorical independence standards for our directors based on Nasdaq listing standards and the SEC rules and regulations. The guidelines will contain the categorical standards our board uses to make its determination as to the materiality of the relationships of each of our directors. We expect that our board will have at least a majority of independent directors as defined in the Nasdaq listing rules and the SEC rules and regulations.

Executive Sessions of Independent Board Members

We expect that the independent members of the board of directors will meet regularly without the presence of management. If there are any non-management directors who are not independent, the independent members will meet at least twice a year. These sessions will normally be held following or in conjunction with regular board meetings. We expect to name a director to act as the presiding director during executive sessions.

Committees of the Board of Directors

We expect that our board of directors will have the following three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our committees will operate under written charters, which together with other corporate governance documents, as described below under “Corporate Governance Documents” will be available under the Corporate Governance section of our website.

Audit Committee

We expect that the Audit Committee will help the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and will be directly responsible for the appointment, compensation and oversight of the work of our independent auditors.

We expect that the core responsibilities of the Audit Committee will include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors’ qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

We expect that the Audit Committee will oversee the maintenance and review of the Company’s securities trading policy and code of ethics. The Audit Committee will establish procedures for the receipt and handling of complaints concerning accounting or audit matters.

We expect that the Audit Committee will appoint and agree on the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. It will maintain policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures will be to ensure that the independence of the independent external auditor is not impaired. The policies and procedures will cover three categories of work: audit services, audit-related services and non-audit services. We expect that the pre-approval procedures will permit certain audit, audit-related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. The authority to approve, between Audit Committee meetings, work in excess of the pre-agreed fee limits will be delegated to members of the Audit Committee if required. Regular reports to the full Audit Committee will also be provided for and, in practice, will be a standing agenda item at Audit Committee meetings.

Compensation Committee

We expect that the Compensation Committee will review the Company’s compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The Compensation Committee will determine, among other things, the compensation, terms and conditions of employment of the chief executive officer (the “CEO”) and other executive directors. In addition, the Compensation Committee will review the recommendations of the CEO with respect to the remuneration and terms and conditions of employment of our senior management. The Compensation Committee will also exercise all the powers of the board of directors to issue ordinary shares of Neotope on the exercise of share options and vesting of restricted stock units (“RSUs”) and to generally administer our equity award plans.

Nominating and Corporate Governance Committee

We expect that the Nominating and Corporate Governance Committee will review, on an ongoing basis, the membership of the board of directors and of the board committees and the performance of the directors. It will recommend new appointments to fill any vacancy that is anticipated or arises on the board of directors. The Nominating and Corporate Governance Committee will review and recommend changes in the functions of the various committees of the board. The guidelines and the charter of the committee will set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. We expect that during each year, the Nominating and Corporate Governance Committee will review the membership of the board’s committees and recommended changes as appropriate.

Nomination Process for Election of Directors

We expect that the Nominating and Corporate Governance Committee will review, on an ongoing basis, the membership of the board of directors and of the board committees and the performance of the directors. We expect that it will recommend new appointments to fill any vacancy that is anticipated or arises on the board of directors. All candidates will need to meet the requirements that we will specify in our corporate governance guidelines. Candidates who will meet those requirements and otherwise qualify for membership on our board of directors are identified, and the committee will initiate contact with preferred candidates. We expect that the committee will regularly report to the board of directors on the progress of the committee’s efforts. The committee will meet to consider and approve final candidates who will then be presented to the board of directors for consideration and approval. Our chairman or the chairman of the Nominating and Corporate Governance Committee would extend an invitation to join the board of directors.

Although we have not adopted a formal policy on diversity, we expect that our board of directors will consider the diversity, age, skills, and experience of the candidates in the context of the overall needs of the board of directors and evaluate diversity in a broad sense, recognizing the benefits of racial and gender diversity, but also considering the breadth of backgrounds, professional skills, and business experiences that directors and candidates may bring to our board of directors.

The Nominating and Corporate Governance Committee is expected to rely primarily on recommendations from management and members of the board of directors to identify director nominee candidates. However, we expect that the committee will consider timely written suggestions from shareholders. Such suggestions and the nominee’s consent to being nominated, together with appropriate biographical information (including principal occupation for the previous five years, business and residential addresses, and educational background) and other relevant information outlined in our Memorandum and Articles of Association, will be required to be submitted in writing to our corporate secretary in compliance with our Memorandum and Articles of Association.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee will be composed of independent directors. We anticipate that no member of the Compensation Committee will be a former or current officer or employee of us or any of our subsidiaries. In addition, we anticipate that none of our executive officers will serve (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers serves on the Compensation Committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers serves on our board of directors.

Role of the Board of Directors in Risk Oversight

The board of directors will be responsible for the oversight of risk, while management will be responsible for the day-to-day management of risk. The board of directors, directly and through its committees, will carry out its oversight role by regularly reviewing and discussing with management the risks inherent in the operation of our business and applicable risk mitigation efforts. Management will meet regularly to discuss our business strategies, challenges, risks and opportunities and will review those items with the board of directors at regularly scheduled meetings.

We do not believe that our expected compensation policies and practices will encourage excessive and unnecessary risk-taking. The anticipated design of our compensation policies and practices will encourage employees to remain focused on both short- and long-term financial and operational goals. For example, we expect that our cash bonus plans will measure performance on an annual basis but will be based on a wide variety of factors and will be subject to the Compensation Committee’s judgment and discretion. In addition, we expect that our equity awards will typically vest over a number of years, which we believe encourages employees to focus on sustained share price appreciation over an extended period of time instead of on short-term financial results.

Communication with the Board of Directors

Our board of directors will adopt policies designed to allow shareholders and other interested parties to communicate directly with an individual director or with the independent or non-management directors as a group. Any interested party may write to the individual director or group by sending such communication to our corporate secretary. Our corporate secretary will forward shareholder communications to our chairman and any other director to whom the communications are directed. In order to facilitate an efficient and reliable means for directors to receive all legitimate communications directed to them regarding our governance or operations, our corporate secretary will use his or her discretion to refrain from forwarding the following: sales literature; defamatory material regarding us and/or our directors; incoherent or inflammatory correspondence, particularly when such correspondence is repetitive and was addressed previously in some manner; and other correspondence unrelated to the board of directors’ corporate governance and oversight responsibilities.

Corporate Governance Documents

Overview

We expect to adopt various documents setting forth principles of corporate governance, standards of business conduct, and principles of ethics supporting our goal of creating long-term shareholder value and conducting our business with integrity. We expect that all of our corporate governance materials, including our corporate governance guidelines, our code of ethics and board committee charters, will be published under the Corporate Governance section of our website. These materials are expected to be available also in print to any shareholder without charge upon request to our corporate secretary. We expect that our board of directors will regularly review these materials, Irish law, the rules and listing standards of Nasdaq and SEC rules and regulations, as well as best practices suggested by recognized governance authorities, and modify the materials as warranted.

Corporate Governance Guidelines

We expect to adopt corporate governance guidelines that will set forth our practices and policies with respect to the composition of board of directors and selection of directors, meetings, executive sessions, and committees of our board of directors, the expectations we have of our directors, selection of the Chief Executive Officer, management succession, and board of directors’ self-evaluation.

Code of Ethics

We expect to adopt written standards of business conduct, applicable to all corporate officers and employees, setting forth our expectations for the conduct of business by corporate officers and employees. We also expect that our directors will adopt, and will be required to abide by, our code of ethics. We intend to post any waivers from these documents relating to any of our corporate officers or directors on our website.

Conflicts of Interest

We expect to adopt a conflict of interest policy, as described in “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

The following summary compensation table shows, for the fiscal years ended December 31, 2011 and December 31, 2010, information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer and the two other most highly compensated executive officers. We refer to these officers as our “named executive officers.” We are currently in the process of identifying the other persons who will be our two most highly compensated executive officers, other than our Chief Executive Officer, after the separation and distribution, and we will provide details regarding these individuals in an amendment to this information statement.

Summary Compensation Table

Name and principal position	Year	Salary ($)*		Bonus ($)	Stock awards ($)(1)		Option awards ($)(1)		Non-equity incentive plan compensation ($)(2)		Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Dale Schenk, PhD President and Chief Executive Officer	2011 2010	$ $	449,684 375,385	—	$ $	274,999 299,999	$ $	825,000 299,998	$ $	500,000 320,000

[—]	2011 2010

[—]	2011 2010

(1)	The amounts in these columns represent the full grant date value of each restricted stock unit or option award calculated in accordance with the accounting guidance for stock compensation. The value of option awards has been determined using the binomial option pricing model.
(2)	Represents annual incentive earned in the year specified, and paid out in the following year.

Neotope 2013 Compensation

Following the separation and distribution, compensation for Neotope executives will consist of the following:

•	Base salary;

•	Annual incentive opportunity;

•	Long-term incentives in the form of stock options under the Neotope long-term incentive plan.

The compensation of executive officers for Elan service has historically been competitive against its market. In setting the compensation of Neotope’s named executive officers, the Compensation Committee will consider market median levels for all compensation elements in order to more closely align with typical practices among publicly traded biotechnology companies of a similar size, balanced with a consideration of executives’ responsibilities and individual experience. For base salaries, this likely will result in a reduction to the current Elan base salary for each of the three named executive officers. Similarly, target annual incentive opportunity, expressed as a percent of base salary, would also be reduced for two of the three named executive officers. Finally, stock option awards to the named executive officers will be determined in consideration of both the total equity pool reserved for initial and future equity awards to employees, as well as the percentage of total shares outstanding that is typically awarded to named executive officers upon the initial public offering of publicly traded biotechnology companies of a similar size.

The following table shows certain information regarding outstanding equity awards held by our named executive officers as of December 31, 2011.

Outstanding Elan Equity Awards at Fiscal Year-End

		Option Awards					Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable (1)	Number of securities underlying unexercised options (#) unexercisable (1)		Option Exercise Price ($)(1)	Option expiration date ($)	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(2)
Dale Schenk, PhD	3/10/04	25,000	0		$16.27	3/9/2014
	2/1/06	17,956	0		$15.90	1/31/2016
	2/21/07	92,125	0		$13.95	2/20/2017
	2/14/08	29,301	9,767	(3)	$25.01	2/13/2018	5,498	(6)	$75,543
	2/11/09	101,654	0	(4)	$7.75	2/10/2019
	2/11/10	25,669	51,336	(5)	$7.05	2/10/2020	28,368	(7)	$389,776
	2/9/11	0	277,121	(5)	$6.80	2/8/2021	40,441	(7)	$555,659

(1)	The amounts in these columns reflect the number of outstanding options and the exercise prices as of December 31, 2011.
(2)	The amounts in this column represent the closing market price of Elan’s ordinary shares as of December 30, 2011 ($13.74) multiplied by the number of restricted stock units awards.
(3)	These options have a ten-year term and vest in one installment 30 months after the grant date.
(4)	These options have a ten-year term and vest in equal annual installments over four years on the anniversary of the grant date
(5)	These options have a ten-year term and vest in equal annual installments over three years on the anniversary of the grant date.
(6)	These restricted stock unit awards vest in equal annual installments over four years on the anniversary of the grant date.
(7)	These restricted stock unit awards vest in equal annual installments over three years on the anniversary of the grant date.

Elan Pharmaceuticals 401(k) Savings Plan. Historically, the Neotope named executive officers were eligible to participate in the Elan Pharmaceuticals 401(k) Savings (the “401(k) Plan”), a tax-qualified retirement plan under Code Sections 401(a) and 401(k). The 401(k) Plan has a safe harbor design under which Elan makes a non-elective quarterly contribution equal to a percentage of the employee’s eligible contribution if the eligible employee was employed at any time during the calendar quarter. Further, Elan may make a discretionary matching contribution to employees who contribute to the 401(k) Plan and are employed on the last day of the plan year. Employees may request a loan and/or hardship distribution from the 401(k) Plan.

Following the separation and distribution, it is expected Neotope will maintain a defined contribution plan with an elective deferral feature and provide a discretionary matching contribution to eligible employee who contribute to the plan.

Elan Pharmaceuticals, Inc. Deferred Compensation Plan. Historically, the Neotope named executive officers were eligible to participate in the Elan Pharmaceuticals Deferred Compensation Plan (the “DCP”), an account balance tax deferral plan. The DCP permits eligible executives with an annual base salary and target bonus in excess of the Code Section 401(a)(17) limit to defer up to 85% of their annual base salary or 100% of their bonus compensation into a retirement and/or in-service account. Participants’ account will be credited or debited for earnings or losses based on the earnings or losses on the investment funds selected by the participant. A participant’s account is fully vested at all times. Withdrawals under the plan are available on payment dates elected by participants at the time of their deferral election. A participant may, however, change the payment form of their in-service account subject to Code Section 409A restrictions. A participant’s deferral is irrevocable except in cases of demonstrated hardship due to an unforeseeable emergency as provided in the DCP. Elan Pharmaceuticals, Inc. makes contributions to a rabbi trust to assist it in satisfying its liabilities under the DCP.

Following the separation and distribution, it is expected that Neotope will not maintain a deferred compensation plan for its executives.

Severance Benefits. Athena Neurosciences, Inc. maintains the Elan U.S. Severance Plan (the “Severance Plan”) for the benefit of employees of certain of its affiliates, including Elan Pharmaceuticals, Inc. Historically, the Neotope named executive officers have been eligible to participate in the Severance Plan, which provides severance benefits upon certain involuntary terminations prior to a change in control of Elan and enhanced severance benefits upon an involuntary termination upon, or within two years following, a change in control of Elan. The severance benefits payable to an executive officer on account of an involuntary termination prior to a change in control include (i) a lump sum amount equal to (a) 78 weeks of the executive’s base salary, plus (b) the executive’s target bonus for the current year, (ii) subsidized health care continuation for 18 months following the termination date and (iii) outplacement assistance for 12 months following the termination date. To the extent that the involuntary termination occurs upon, or with two years following, a change of control of Elan, the an executive would be eligible to receive the same benefits as if the involuntary termination occurred prior to the change in control, but the lump sum severance payment would be equal to two and five tenths times the sum of (x) 52 weeks of the executive’s base salary, plus (y) the executives’ target bonus for the current year. In addition, upon an involuntary termination following a change in control, the vesting of all outstanding equity awards will accelerate. The Neotope named executive officers will not receive severance benefits in connection with the transactions.

Through calendar year 2013, the Neotope named executive officers are expected to be eligible to receive severance pay and benefits similar to what they would have received under the Severance Plan (as adjusted for any change in base salary and target bonus). Beginning 2014, it is expected that the Neotope severance plan will be conformed to market practice for publicly traded biotechnology companies of a similar size.

Long Term Incentive Plan. The Neotope named executive officers hold stock options to purchase Elan ADSs and RSUs representing the right to receive Elan ADSs upon settlement, subject to the terms of the Elan equity incentive plans. The Elan equity incentive plans are omnibus plans that provide for the award of stock options, stock appreciation rights, RSUs, performance units, dividend equivalents and other share-based awards to certain services providers of Elan, including employees, consultants and non-employee directors. The Elan equity incentive plans do not specify vesting or exercisability schedules. Rather, any applicable vesting or exercisability schedule is set forth in the individual award agreement approved by Elan’s Leadership, Development and Compensation Committee (“LDCC”).

It is expected that Neotope will adopt a long term incentive plan similar to the Elan equity incentive plans. The total number of Neotope ordinary shares that will be available for issuance under the Neotope long term incentive plan is expected to be approximately 15% of the outstanding Neotope shares as of the transaction and it is expected that initial awards will be in the form of stock options only.

Annual Cash Incentive. Elan maintains an annual incentive plan. The LDCC sets a maximum pool, target awards, objective corporate and department goals and individual performance goals at the beginning of each year. After the end of the year, the LDCC reviews the results and establishes the actual overall bonus pool, not in excess of the maximum. Individuals receive varying awards based on their individual performance (and LDCC discretion).

Following the separation and distribution, it is expected that Neotope will establish a similar plan with goals based upon its business plan and individual responsibilities.

Director Compensation

Following the separation and distribution, director compensation will be determined by our board of directors with the assistance of the committee responsible for executive compensation, which we expect to be the Compensation Committee. It is anticipated that the compensation of directors will consist of an annual retainer, an annual equity award, annual fees for serving as a committee chair, fees for attending board and committee meetings, and other types of compensation as determined by the board of directors from time to time. We also expect that we will pay the premiums on directors’ and officers’ liability and travel accident insurance policies insuring our directors, and expect to reimburse directors for their expenses incurred in connection with board meetings.

We will include additional descriptions of our director compensation policies in an amendment to this information statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows the number and percentage of our ordinary shares that is expected to be owned of record and beneficially following the distribution by each expected director and each expected executive officer of Neotope, and the expected directors and executive officers as a group. The table also shows the name, address and the number and percentage of shares owned by persons who we believe will be the beneficial owner more than five (5%) percent of our ordinary shares at the time of the distribution, based on publicly available information. All information in the table is based upon information available to Elan as of [—] 2012 as to the ownership of Elan ordinary shares and Elan ADSs and is presented as if the separation and distribution has occurred prior to the dates of ownership information used in the table. Unless indicated otherwise, each beneficial owner is expected to have sole voting and dispositive power with respect to the shares included.

Beneficial Owner	Shares Beneficially Owned	% of Shares Outstanding
Elan (1)		[18 ]%
Treasury Building Lower Grand Canal Street Dublin 2, Ireland

Janssen Pharmaceuticals (2)		14.84%
1125 Trenton-Harbourton Road P.O. Box 200 Titusville, NJ 08560

Fidelity Management and Research Company (3)		9.12%
82 Devonshire Street Boston, MA 02109

Invesco Limited (4)		7.42%
Two Peachtree Pointe 1555 Peachtree Street, N.E., Suite 1800 Atlanta, GA 30309

Wellington Management (5)		5.53%
280 Congress Street Boston, MA 02210

Lars Ekman

Dale Schenk

All directors and officers as a group ([—] persons)

(1)	Immediately following the separation and distribution, Elan will purchase and acquire an aggregate of [—] ordinary shares of Neotope, representing [18]% of the outstanding ordinary shares of Neotope, consisting of (1) the purchase and acquisition (by way of share subscription) of [—] newly-issued ordinary shares of Neotope for a cash payment to Neotope of approximately $[—] million and (2) the purchase of [—] ordinary shares of Neotope, which constitute all Neotope incorporator shares, from the original incorporators of Neotope. Elan has agreed to vote any of our ordinary shares that it acquires immediately following the separation and distribution in proportion to the votes cast by our other shareholders and will grant us a proxy with respect to such shares.
(2)	As reported on the Form TR-1 filed with the ISE on September 18, 2009, Janssen Pharmaceutical has direct voting rights with respect to [—] shares and indirect voting rights with respect to [—] shares.
(3)	As reported on the Form TR-1 filed with the ISE on September 12, 2012, Fidelity Management and Research Company has direct voting rights with respect to [—] shares and indirect voting rights with respect to [—] shares.

(4)	As reported on the Form TR-1 filed with the ISE on September 25, 2012, Invesco Limited has direct voting rights with respect to [—] shares and indirect voting rights with respect to [—] shares.
(5)	As reported on the Form 13F-HR filed with the SEC on August 14, 2012, Wellington Management has sole voting power with respect to [—] shares, shared voting power with respect to [—] shares, and sole dispositive power with respect to [—] shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We expect to adopt a written conflict of interest policy that, together with the written standards of business conduct described above and the written code of conduct for directors, will prevent each director and corporate officer from engaging in any transaction that could be deemed a conflict of interest.

DESCRIPTION OF SHARE CAPITAL

We have summarized below the material terms of our share capital that are expected to be in effect following the distribution. You are encouraged to read our Memorandum and Articles of Association that we expect to be in effect following the distribution, and which are filed as exhibits to the registration statement of which this information statement is a part, for greater detail on the provisions that may be important to you.

The following description of our ordinary shares and preferred shares is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Irish Companies Acts of 1963 to 2012 (the “Companies Acts”) and the complete text of Neotope’s Memorandum and Articles of Association, which are filed as Exhibit 3.1 to Neotope’s Form 10 filed with the Securities and Exchange Commission on [—], 2012. You should read those laws and documents carefully.

Capital Structure

Authorized Share Capital

The authorized share capital of Neotope is $[—], consisting of [—] ordinary shares with a par value of $0.01 per share and [—] preferred shares with a nominal value of $0.01.

Neotope may issue shares subject to the maximum authorized share capital contained in Neotope’s Articles of Association. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of Neotope’s shareholders (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of Neotope may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the Articles of Association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution.

Neotope’s Articles of Association authorize Neotope’s board of directors to issue new ordinary and preferred shares for cash without shareholder approval for a period of five years from the date of adoption of such Articles of Association, which adoption was effective on [—], 2012.

The rights and restrictions to which Neotope’s ordinary shares are subject are prescribed in Neotope’s Articles of Association. Neotope’s Articles of Association permit Neotope to issue preferred shares once authorized to do so by ordinary resolution. Neotope may, by ordinary resolution and without obtaining any vote or consent of the holders of any class or series of shares, unless expressly provided by the terms of that class or series of shares, provide from time to time for the issuance of other classes or series of shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record. Accordingly, Neotope’s Articles of Association do not provide for the issuance of fractional shares of Neotope, and the official Irish share register of Neotope will not reflect any fractional shares. Whenever an alteration or reorganization of the share capital of Neotope would result in any Company shareholder becoming entitled to fractions of a share, Neotope’s board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, sell the shares representing the fractions for the best price reasonably obtainable, to any person and distribute the proceeds of the sale in due proportion among those members.

Issued Share Capital

We expect that on the distribution date, our authorized share capital will consist of [—] ordinary shares of $0.01 par value per share, and [—] preferred shares of $[—] par value per share. Based on the number of outstanding Elan ordinary shares and Elan ADSs as of [—], 2012, we expect that on the distribution date there will be approximately [—] Neotope ordinary shares issued and outstanding and no preferred shares issued and outstanding. We intend to apply to have our ordinary shares approved for listing on The Nasdaq Global Market under the symbol “[—].”

Preemption Rights, Share Warrants and Share Options

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Neotope has opted out of these preemption rights in its Articles of Association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes cast at a general meeting of Neotope’s shareholders (referred to under Irish law as a “special resolution”), Neotope’s Articles of Association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Neotope on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. The statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

Neotope’s Articles of Association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Neotope is subject, Neotope’s board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as it deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as Neotope’s board of directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the Articles of Association or an ordinary resolution of shareholders. Neotope is subject to the rules of The Nasdaq Global Market and the U.S. Internal Revenue Code of 1986, which require shareholder approval of certain equity plan and share issuances. Neotope’s board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Neotope are equal to, or in excess of, the aggregate of Neotope’s called up share capital plus undistributable reserves and the distribution does not reduce Neotope’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Neotope’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Neotope accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Neotope has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of Neotope. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of Neotope’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Neotope’s Articles of Association authorize the directors to declare dividends without shareholder approval to the extent they appear justified by profits lawfully available for distribution. Neotope’s board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Neotope’s board of directors may direct that the payment be made by distribution of assets, shares or cash, and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

Neotope’s board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Neotope in relation to the shares of Neotope.

The board of directors may also authorize Neotope to issue shares with preferred rights to participate in dividends declared by Neotope from time to time, as determined by ordinary resolution. The holders of preferred shares may, depending on their terms, rank senior to Neotope’s ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Share Repurchases, Redemptions and Conversions

Overview

Neotope’s Articles of Association provide that any ordinary share that Neotope has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by Neotope may technically be effected as a redemption of those shares as described below under “Description of Share Capital — Repurchases and Redemptions by Neotope.” If Neotope’s Articles of Association did not contain such provision, repurchases by Neotope would be subject to many of the same rules that apply to purchases of Neotope’s ordinary shares by subsidiaries described below under “Description of Share Capital — Purchases by Subsidiaries of Neotope,” including the shareholder approval requirements described below, and the requirement that any purchases on market be effected on a “recognized stock exchange,” which, for purposes of the Companies Acts, includes The Nasdaq Global Market. Neither Irish law nor any constituent document of Neotope places limitations on the right of nonresident or foreign owners to vote or hold Neotope’s ordinary shares. Except where otherwise noted, references in this information statement to repurchasing or buying back ordinary shares of Neotope refer to the redemption of ordinary shares by Neotope or the purchase of ordinary shares of Neotope by a subsidiary of Neotope, in each case in accordance with Neotope’s Articles of Association and Irish company law as described below.

Repurchases and Redemptions by Neotope

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Please see also “Description of Share Capital — Dividends.” Neotope may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Neotope. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provisions of Neotope’s Articles of Association, shareholder approval will not be required to redeem Neotope’s shares.

Neotope may also be given an additional general authority to purchase its own shares on market by way of ordinary resolution, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Neotope subsidiaries as described below.

Neotope’s board of directors may also issue preferred shares, which may be redeemed at the option of either Neotope or the shareholder, depending on the terms of such preferred shares. Please see “Description of Share Capital — Capital Structure — Authorized Share Capital” for additional information on preferred shares. Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Neotope at any time must not exceed 10% of the nominal value of the issued share capital of Neotope. Neotope may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by Neotope or re-issued subject to certain conditions.

Purchases by Subsidiaries of Neotope

Under Irish law, an Irish or non-Irish subsidiary may purchase shares of Neotope either on-market or off-market. For a subsidiary of Neotope to make on-market purchases of Neotope’s ordinary shares, Neotope’s shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of Neotope’s ordinary shares is required. For a purchase by a subsidiary of Neotope off market, the proposed purchase contract must be authorized by special resolution of Neotope’s shareholders before the contract is entered into. The person whose ordinary shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by Neotope’s shareholders at the registered office of Neotope.

In order for a subsidiary of Neotope to make an on market purchase of Neotope’s shares, such shares must be purchased on a “recognized stock exchange.” The Nasdaq Global Market, on which Neotope’s ordinary shares will be listed, is specified as a recognized stock exchange for this purpose in accordance with Irish law.

The number of shares held by the subsidiaries of Neotope at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Neotope. While a subsidiary holds shares of Neotope, it cannot exercise any voting rights in respect of those shares. The acquisition of Neotope’s ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

Neotope’s Articles of Association provide that Neotope has a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the Articles of Association of an Irish public company limited by shares such as Neotope and are only be applicable to shares of Neotope that have not been fully paid up.

Consolidation and Division; Subdivision

Under its Articles of Association, Neotope may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than are fixed by its Articles of Association.

Reduction of Share Capital

Neotope may, by ordinary resolution, reduce its authorized share capital in any way. Neotope also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Acts.

Annual Meetings of Shareholders

Neotope is required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after Neotope’s fiscal year-end. Any annual general meeting of Neotope may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting.

Notice of an annual general meeting must be given to all of Neotope’s shareholders and to the auditors of Neotope. Neotope’s Articles of Association provide for a minimum notice period of 21 days’ notice, which is the minimum permitted by the Irish Companies Acts.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of Neotope may be convened by (i) Neotope’s board of directors, (ii) on requisition of Neotope’s shareholders holding not less than 10% of the paid up share capital of Neotope carrying voting rights, (iii) on requisition of Neotope’s auditors or (iv) in exceptional cases, by order of the court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all of Neotope’s shareholders and to the auditors of Neotope. Under Irish law and Neotope’s Articles of Association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by Neotope’s shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, Neotope’s board of directors has 21 days to convene a meeting of Neotope’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If Neotope’s board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Neotope’s receipt of the requisition notice.

If Neotope’s board of directors becomes aware that the net assets of Neotope are not greater than half of the amount of Neotope’s called-up share capital, it must convene an extraordinary general meeting of Neotope’s shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

Neotope’s Articles of Association provide that no business shall be transacted at any general meeting unless a quorum is present. One or more Neotope’s shareholders present in person or by proxy holding not less than one-third (33.33%) of the issued and outstanding shares of Neotope entitled to vote at the meeting in question constitute a quorum.

Voting

Neotope’s Articles of Association provide that Neotope’s board of directors or its chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Each Company shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in Neotope’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a Company shareholder. Where interests in shares are held by a nominee trust company, such company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by Neotope’s Articles of Association, which permit shareholders to notify Neotope of their proxy appointments electronically in such manner as may be approved by Neotope’s board of directors.

In accordance with Neotope’s Articles of Association, Neotope may from time to time be authorized by ordinary resolution to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares). Treasury shares or shares of Neotope that are held by subsidiaries of Neotope are not entitled to be voted at general meetings of shareholders.

Irish law requires special resolutions of Neotope’s shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

•	amending the objects or Memorandum of Association of Neotope;

•	amending the Articles of Association of Neotope;

•	approving a change of name of Neotope;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	opting out of preemption rights on the issuance of new shares;

•	re-registration of Neotope from a public limited company to a private company;

•	variation of class rights attaching to classes of shares (where the Articles of Association do not provide otherwise);

•	purchase of Company shares off market;

•	reduction of issued share capital;

•	sanctioning a compromise/scheme of arrangement with creditors or shareholders;

•	resolving that Neotope be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up; and

•	setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares

Under Neotope’s Articles of Association and the Companies Acts, any variation of class rights attaching to the issued shares of Neotope must be approved by a special resolution of Neotope’s shareholders of the affected class or with the consent in writing of the holders of three-quarters of all the votes of that class of shares.

The provisions of Neotope’s Articles of Association relating to general meetings apply to general meetings of the holders of any class of Company shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of Company shares, a quorum consists of the holders present in person or by proxy representing at least one third of the issued shares of the class.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the Memorandum and Articles of Association of Neotope and any act of the Irish Government which alters the memorandum of Neotope; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Neotope; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Neotope; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of Neotope which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of Neotope also have the right to inspect all books, records and vouchers of Neotope. The auditors’ report must be circulated to the shareholders with

Neotope’s financial statements prepared in accordance with Irish law 21 days before the annual general meeting and must be read to the shareholders at Neotope’s annual general meeting.

Acquisitions

An Irish limited company may be acquired in a number of ways, including:

•

a court-approved scheme of arrangement under the Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

•

through a tender or takeover offer by a third party for all of the shares of Neotope. Where the holders of 80% or more of Neotope’s shares have accepted an offer for their shares in Neotope, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of Neotope were to be listed on the main securities market of the Irish Stock Exchange or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

•

it is also possible for Neotope to be acquired by way of a merger with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a merger must be approved by a special resolution. If Neotope is being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to Neotope’s shareholders is not all in the form of cash, Neotope’s shareholders may be entitled to require their shares to be acquired at fair value.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as Neotope and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Disclosure of Interests in Shares

Under the Companies Acts, Neotope’s shareholders must notify Neotope if, as a result of a transaction, the shareholder will become interested in five percent or more of the voting shares of Neotope, or if as a result of a transaction a shareholder who was interested in more than five percent of the voting shares of Neotope ceases to be so interested. Where a shareholder is interested in more than five percent of the voting shares of Neotope, the shareholder must notify Neotope of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of Neotope (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. Neotope must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Company shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, Neotope, under the Companies Acts, may, by notice in writing, require a person whom Neotope knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Neotope’s relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in the shares of Neotope, to provide additional information, including the person’s own past or present interests in shares of Neotope. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, Neotope may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Acts, as follows:

•	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from Neotope on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event Neotope is in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in Neotope securities of one percent or more.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of the voting rights of Neotope and any other acquisitions of Neotope’s securities are governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder, which are referred to in this information statement as the “Irish Takeover Rules,” and are regulated by the Irish Takeover Panel. The “General Principles” of the Irish takeover rules and certain important aspects of the Irish takeover rules are described below.

General Principles

The Irish takeover rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•

in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•

the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	a target company’s board of directors must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•

false markets must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•

a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities; and

•

a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares, or other voting securities, of Neotope may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding voting securities in Neotope at a price not less than the highest price paid for the securities by the acquiror, or any parties acting in concert with the acquiror, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquiror, including the holdings of any parties acting in concert with the acquiror, to securities representing 30% or more of the voting rights in Neotope, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of the voting rights in Neotope would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire outstanding ordinary shares of Neotope, the offer price must not be less than the highest price paid for Neotope’s ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired ordinary shares of Neotope (i) during the period of 12 months prior to the commencement of the offer period that represent more than 10% of the total ordinary shares of Neotope or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share of Neotope must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period or, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of Neotope in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so. An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish takeover rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Neotope. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Neotope is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Neotope and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish takeover rules, Neotope’s board of directors is not permitted to take any action that might frustrate an offer for the shares of Neotope once Neotope’s board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which Neotope’s board of directors has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:

•	the action is approved by Neotope’s shareholders at a general meeting; or

•	the Irish Takeover Panel has given its consent, where:

•	it is satisfied the action would not constitute frustrating action;

•	Neotope’s shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•

the action is taken in accordance with a contract entered into prior to the announcement of the offer (or any earlier time at which Neotope’s board of directors considered the offer to be imminent); or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or Neotope’s Articles of Association may be considered to have anti-takeover effects, including advance notice requirements for director nominations and other shareholder proposals, as well those described under the following captions: “Description of Share Capital — Capital Structure — Authorized Share Capital” (regarding issuance of preferred shares) “Description of Share Capital — Preemption Rights, Share Warrants and Share Options,” “Description of Share Capital — Disclosure of Interests in Shares” and “Description of Share Capital Capital — Corporate Governance.”

Corporate Governance

Neotope’s Articles of Association allocate authority over the day-to-day management of Neotope to its board of directors. Neotope’s board of directors may then delegate the management of Neotope to committees of the board of directors (consisting of one or more members of the board of directors) or executives, but regardless, Neotope’s board of directors remain responsible, as a matter of Irish law, for the proper management of the affairs of Neotope. Committees may meet and adjourn as they determine proper. A vote at any committee meeting will be determined by a majority of votes of the members present.

The board of directors of Neotope has a standing audit committee, a compensation committee and a nominating and corporate governance committee, with each committee comprised solely of independent directors, as prescribed by the Nasdaq listing standards and SEC rules and regulations. Neotope has adopted corporate governance policies substantially similar to those maintained by Elan prior to the separation and distribution, including a code of ethics and an insider trading policy, as well as an open door reporting policy and a comprehensive compliance program.

The Companies Acts provide for a minimum of two directors. Neotope’s Memorandum and Articles of Association provide that the board may determine the size of the board from time to time.

Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. Accordingly, Neotope’s Articles of Association provide that if, at any general meeting of shareholders, the number of directors is reduced below the minimum prescribed by the Articles of Association due to the failure of any person nominated to be a director to be elected, then, in such circumstances, the nominee or nominees who receive the highest number of votes in favor of election will be elected in order to maintain such prescribed minimum number of directors. Each director elected in this manner will remain a director (subject to the provisions of the Companies Acts and the Articles of Association) only until the conclusion of the next annual general meeting of Neotope unless he or she is re-elected.

Under the Companies Acts and notwithstanding anything contained in the Articles of Association or in any agreement between Neotope and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g. employment contract) that the director may have against Neotope in respect of his removal.

Neotope’s Articles of Association provide that the board of directors may fill any vacancy occurring on the board of directors. If Neotope’s board of directors fills a vacancy, the director’s term expires at the next annual general meeting. A vacancy on the board of directors created by the removal of a director may be filled by the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy.

Legal Name; Formation; Fiscal Year; Registered Office

Neotope Corporation Limited, the current legal and commercial name of the Company, was incorporated in Ireland on September 26, 2012 as a private limited company (registration number 518146). Neotope’s fiscal year ends on December 31st and Neotope’s registered address is 25-28 North Wall Quay, Dublin 1, Ireland.

Duration; Dissolution; Rights upon Liquidation

Neotope’s duration is unlimited. Neotope may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. Neotope may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Neotope has failed to file certain returns.

If Neotope’s Articles of Association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to Neotope’s shareholders in proportion to the paid-up nominal value of the shares held. Neotope’s Memorandum and Articles of Association provide that the ordinary shareholders of Neotope are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Holders of Neotope’s ordinary shares will have the right to require Neotope to issue certificates for their shares, except for legended shares. Subject to any such request, Neotope intends only to issue uncertificated ordinary shares.

Stock Exchange Listing

Neotope intends to file a listing application with The Nasdaq Global Market. It is expected, following approval of the listing application, that the Neotope’s ordinary shares will be listed on The Nasdaq Global Market under the trading symbol “[—].” Neotope’s ordinary shares are not currently intended to be listed on the Irish Stock Exchange.

No Sinking Fund

Neotope’s ordinary shares have no sinking fund provisions.

Transfer and Registration of Shares

The transfer agent for Neotope’s ordinary shares is [Computershare Investor Services. Its address is [—]]. The transfer agent maintains the share register, registration in which is determinative of ownership of ordinary shares of Neotope. A shareholder who holds shares beneficially is not the holder of record of such shares. Instead, the depository (for example, [Cede & Co.,], as nominee for The Depository Trust Company) or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Neotope’s official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on Neotope’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially but not directly to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Neotope’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of Neotope’s ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. Neotope, in its absolute discretion and insofar as the Companies Acts or any other applicable law permit, may, or may provide that a subsidiary of Neotope will, pay Irish stamp duty arising on a transfer of Neotope’s ordinary shares on behalf of the transferee of such ordinary shares. If stamp duty resulting from the transfer of Neotope’s ordinary shares which would otherwise be payable by the transferee is paid by Neotope or any subsidiary of Neotope on behalf of the transferee, then in those circumstances, Neotope will, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those ordinary shares and (iii) to claim a first and permanent lien on Neotope’s ordinary shares on which stamp duty has been paid by Neotope or its subsidiary for the amount of stamp duty paid. Neotope’s lien shall extend to all dividends paid on those ordinary shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Neotope’s ordinary shares has been paid unless one or both of such parties is otherwise notified by Neotope.

Neotope’s Articles of Association delegate to any director, the secretary or any assistant secretary of Neotope the authority, on behalf of Neotope, to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is promptly updated to reflect trading of Neotope’s ordinary shares occurring through normal electronic systems, Neotope intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that Neotope notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Neotope for this purpose) or request that Neotope execute an instrument of transfer on behalf of the transferring party in a form determined by Neotope. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Neotope’s transfer agent, the buyer will be registered as the legal owner of the relevant shares on Neotope’s official Irish share register (subject to the suspension right described below).

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

Irish Taxation and Stamp Duty Matters Relating to the Holding of Neotope Ordinary Shares

The information set out in these paragraphs is intended as a brief and general guide only based on current legislation and the current published practice of the Revenue Commissioners of Ireland. Legislative, administrative or judicial changes may modify the tax consequences described below. The statements do not constitute tax advice and are intended only as a general guide. This information relates only to the certain limited aspects of the Irish taxation treatment for the holders of Neotope ordinary shares. It is intended to apply only to persons are absolute beneficial holders of Neotope ordinary shares and who hold them as investments (and not as securities to be realised in the course of a trade). The information set out below may not apply to certain holders of Neotope ordinary shares such as dealers in securities, insurance companies and those holders who have (or are deemed to have) acquired their Neotope ordinary shares by virtue of an office or employment. Such persons may be subject to special rules. This summary is not exhaustive and shareholders should consult their own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions where we operate, including the acquisition, ownership and disposition of ordinary shares.

Stamp Duty

Irish stamp duty may be payable in respect of transfers of Neotope ordinary shares at the rate of 1%.

Shares Held Through The Depository Trust Company

Transfers of Neotope ordinary shares from a seller who holds shares through The Depository Trust Company (“DTC”) to a buyer who holds the acquired shares through DTC should not be subject to Irish stamp duty.

Shares Held Outside of The Depository Trust Company or Transferred Into or Out of The Depository Trust Company

A transfer of Neotope ordinary shares (i) by a seller who holds shares outside of DTC to any buyer, or (ii) by a seller who holds the shares through DTC to a buyer who holds the acquired shares outside of DTC, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher) payable by the buyer.

A shareholder who holds Neotope ordinary shares outside of DTC may transfer those shares into DTC (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and, at the time of the transfer into DTC (or out of DTC), there is no sale of the shares to a third party being contemplated by a beneficial owner. In order to benefit from this exemption from Irish stamp duty, the seller must confirm to us that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and there is no agreement for the sale of the shares by the beneficial owner to a third party being contemplated.

Payment of Stamp Duty

Neotope’s official share register is maintained in Ireland. Registration in this share register is determinative of shareholding. Only shareholders will be entitled to receive dividends. Subject to certain exceptions, only shareholders will be entitled to vote in our general meetings.

A written instrument of transfer is required under Irish law in order for a transfer of the legal ownership of shares to be registered on our official share register. Such instruments of transfer may be subject to Irish stamp duty, which must be paid prior to the official share register being updated. A holder of ordinary shares who holds shares through DTC will not be the legal owner of such shares (instead, the depository (for example, Cede & Co., as nominee for DTC) will be the holder of record of such shares). Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in Neotope’s official share register, i.e., the nominee of the depository will remain the record holder of such shares.

As stated above, to the extent that stamp duty is due but has not been paid, Neotope may, in its absolute discretion, pay (or cause one of our affiliates to pay) the outstanding stamp duty in respect of a transfer of shares. Neotope’s articles of association provide that, in the event of any such payment, Neotope (i) may seek reimbursement from the transferor or transferee (at its discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at its discretion), and (iii) will have a lien against the ordinary shares on which Neotope have paid stamp duty.

Irish Tax on Capital Gains

Disposal of Neotope ordinary shares. A liability to Irish tax on capital gains on a disposal of Neotope ordinary shares depends on the individual circumstances of each shareholder.

•	(i) Non-Irish resident shareholders:

Shareholders should not be subject to Irish tax on capital gains on a disposal of Neotope ordinary shares if such holders are neither resident nor ordinarily resident in Ireland and do not hold such shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency.

•	(ii) Irish resident shareholders:

Shareholders who are resident or ordinarily resident in Ireland for tax purposes, or who hold their shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency may be subject to Irish tax on capital gains at the rate of 30% if they dispose of Neotope ordinary shares. Shareholders falling into this category should consult their own tax advisers as to the tax consequences of such a disposal.

Dividends

Neotope does not currently intend to pay dividends to its shareholders. A payment of a dividend by an Irish resident entity is subject to dividend withholding tax at the current rate of 20% (subject to applicable exemptions).

Capital Acquisitions Tax

Irish capital acquisitions tax (“CAT”) is comprised of gift tax and inheritance tax. CAT could apply to a gift or inheritance of Neotope ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Neotope ordinary shares are regarded as property situated in Ireland as Neotope’s share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT. CAT is levied at a rate of 30% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same category of relationship for CAT purposes.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Association of Neotope limits the liability of the directors to the company and the shareholders to the fullest extent permitted by Irish law.

Under Irish law, Neotope may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may be fairly excused as a result. In addition, Neotope intends to maintain directors’ and officers’ liability insurance against loss for these forms of liability.

Neotope expects to enter into indemnification agreements with our directors and certain executive officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers and advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

At present there is no pending litigation or proceeding involving any director or officer as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to our ordinary shares being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to us and our ordinary shares, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and if the contract or document is filed as an exhibit to the registration statement, you should refer to such exhibit for copies of the actual contract or document. Each such statement is qualified in all respects by reference to the applicable document.

You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. We also maintain an internet site at www.neotopebio.com. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement or in the Form 10.

As a result of the separation and distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on SEC’s website at www.sec.gov and in the SEC’s public reference room referred to above.

We intend to furnish holders of our ordinary shares with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

UNAUDITED PRO FORMA CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS

The unaudited pro forma financial information discussed and presented below has been prepared from Neotope’s historical audited statement of operations for the year ended December 31, 2011, unaudited interim condensed carve-out combined statement of operations for the six months ended June 30, 2012 and unaudited balance sheet as of June 30, 2012, all of which are included elsewhere in this information statement. The separation of the Neotope Business from Elan will be completed through a “demerger” under Irish law. The demerger will be effected by Elan transferring the Neotope Business to Neotope, in exchange for Neotope issuing directly to the holders of Elan ordinary shares and Elan ADSs, on a pro rata basis, Neotope ordinary shares representing 99.99% of Neotope’s outstanding ordinary shares. In addition, in connection with the separation and distribution Elan will make a cash investment of $[—] million in the Neotope Subsidiaries and make a cash payment to Neotope of $[—] to acquire [—] ordinary shares of Neotope (which, together with the [—] incorporator shares to be purchased by Elan from the original incorporators of Neotope, will represent [18]% of Neotope’s outstanding ordinary shares).

The pro forma adjustments and notes to the pro forma financial information give effect to the following transactions:

•	the cash investment by Elan of $[—] in the Neotope Subsidiaries;

•	the issuance of 99.99% of Neotope’s ordinary shares to holders of Elan ordinary shares and Elan ADSs in the distribution; and

•	the issuance by Neotope of [—] ordinary shares to Elan in exchange for a cash payment of approximately $[—].

The unaudited pro forma carve-out combined balance sheet as of June 30, 2012 has been prepared as if the separation and distribution and related transactions had occurred on June 30, 2012. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available. While such adjustments are subject to change based upon the finalization of the terms of the separation and distribution and the underlying separation and distribution agreements, in management’s opinion, the pro forma adjustments are not expected to materially differ from the final adjustments. The unaudited condensed carve-out combined pro forma financial statements are for illustrative and information purposes only and are not intended to represent, or be indicative of, what Neotope’s operating results or financial position would have been had the Neotope Transactions occurred on the dates indicated.

The historical statements of operations of Neotope include allocations of expenses from Elan which reasonably approximate the costs that would have been incurred as an autonomous entity. In addition, the allocation of general corporate overhead expenses from Elan to Neotope was made on a reasonable basis. As such, pro forma adjustments to revenues or expenses in the statements of operations are not necessary. There are expected to be incremental costs incurred by Neotope on a going forward basis in connection with operating Neotope as an independent publicly traded company. Neotope may also incur separation costs after the separation and distribution. These incremental costs are not included as pro forma adjustments.

Our pro forma net loss per basic and diluted share for the six months ended June 30, 2012 was $[—]. The computation of pro forma net loss per basic and diluted share assumes pro forma weighted-average shares outstanding of [—] million, which is equal to the distribution ratio of [—] Neotope ordinary share[s] for every [—] Elan ordinary share[s] or Elan ADS[s] outstanding as of June 30, 2012 and the [—] ordinary shares issued to Elan in connection with the separation and distribution.

The following summary historical and unaudited pro forma combined financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Arrangements Between Elan and Neotope,” and historical financial statements and related notes included elsewhere in this information statement.

The unaudited pro forma carve-out combined financial statements should not be an indicator of our financial condition or results of operations as of any future dates or for any future period.

Unaudited Pro Forma Carve-out Combined Balance Sheet

June 30, 2012

	Actual At June 30, 2012	Pro Forma Adjustments		Pro Forma Consolidated Balance Sheet
Current assets:
Cash and cash equivalents	$—	$125.6	(1)	$125.6
Prepaid and other current assets	0.1	—		0.1

Total current assets	$0.1	$125.6		$125.7

Non-current Assets:
Property, plant and equipment, net	2.5	—		2.5
Intangible assets, net	0.1	—		0.1
Other assets	0.9	(0.8	)(2)	0.1

Total assets	$3.6	$124.8		$128.4

Current Liabilities:
Accounts payable	0.1	(0.1	)(3)	—
Accrued and other current liabilities	4.3	(4.3	)(3)	—

Total current liabilities	4.4	(4.4)		—
Other non-current liabilities	1.8	(0.8	)(2)	1.0

Total liabilities	$6.2	$(5.2)		$1.0

Share capital	—	0.4	(4)	0.4
Additional paid-in capital	—	127.0	(4)(5)	127.0
Parent company equity	(2.6)	$2.6	(5)	—

Parent company and shareholders’ equity	$(2.6)	$130.0		$127.4

Total liabilities and parent company equity (shareholders’ equity pro forma)	$3.6	$124.8		$128.4

Notes:

(1)	Amount represents the pro forma cash investment by Elan of $[—] million, adjusted for the current liabilities that were incurred by Neotope through the effective date of the distribution that Elan is obligated to pay, and the consideration received for the [18]% of the outstanding ordinary shares of Neotope acquired by Elan as of June 30, 2012.
(2)	In connection with the Neotope Transactions, certain assets and liabilities that were allocated from Elan to Neotope are not transferable to Neotope, including, employee deferred compensation plan assets and liabilities. As such, on the effective date of the distribution, Neotope would not record these assets and liabilities on its books. The amount of such assets was $0.8 million and amount of such liabilities was $0.8 million as of June 30, 2012.
(3)	Under the terms of the Separation and Distribution Agreement, Elan is obligated to pay all current liabilities that were incurred by Neotope through the effective date of the distribution. As such, these pro forma adjustments reflect that on the effective date of the distribution, Neotope would eliminate these liabilities on its books.
(4)	Amounts represent the pro forma capitalization of Neotope, including (i) the assumed issuance of approximately [—] million Neotope ordinary shares at $0.01 par value to the to the shareholders of Elan, which is based on the number of outstanding ordinary shares of Elan as of [—], 2012 and the distribution ratio; (ii) the [18]% of the outstanding ordinary shares of Neotope acquired by Elan; and (iii) the cash investment by Elan of $[—] in the Neotope Subsidiaries.

The pro forma adjustment to additional paid-in capital is equal to the amount of net assets transferred by Elan to Neotope of $[—] million (taking account of the current liabilities that will not transfer to Neotope); the consideration of $[—] million for the [18]% of the outstanding ordinary shares of Neotope Corporation Limited acquired by Elan; the cash investment by Elan of $[—] in the Neotope Subsidiaries; the reclassification of parent company equity to additional paid-in capital less the nominal value of the shares issued of $[—] million.

(5)	Amount represents the reclassification of Elan’s parent company equity to additional paid-in capital.

Neotope Corporation Limited

Unaudited Interim Condensed Carve-out Combined Statements of Operations

For the Six Month Periods Ended June 30, 2012 and 2011

		Six Months Ended June 30,
	Notes	2012	2011
		(in millions)
Revenue		$1.1	$0.2
Operating expenses:
Selling, general and administrative expenses		4.9	2.8
Research and development expenses		16.8	10.0

Total operating expenses		21.7	12.8

Operating loss and net loss before income taxes		(20.6)	(12.6)
Provision for income taxes	3	0.1	0.3

Net loss		$(20.7)	$(12.9)

The accompanying notes are an integral part of these Unaudited Interim Condensed Carve-out Combined Financial Statements.

Neotope Corporation Limited

Unaudited Interim Condensed Carve-out Combined Balance Sheets

As of June 30, 2012 and December 31, 2011

	Notes	June 30, 2012	December 31, 2011
		(in millions)
ASSETS
Current Assets:
Prepaid and other current assets		$0.1	$0.1

Total current assets		0.1	0.1
Non-Current Assets:
Property, plant and equipment, net		2.5	2.5
Intangible assets, net		0.1	0.1
Other non-current assets		0.9	0.9

Total assets		$3.6	$3.6

LIABILITIES AND PARENT COMPANY EQUITY
Current Liabilities:
Accounts payable		$0.1	$0.4
Accruals and other current liabilities	4	4.3	7.9

Total current liabilities		4.4	8.3
Other non-current liabilities	4	1.8	1.7

Total liabilities		6.2	10.0

Parent company equity		(2.6)	(6.4)

Total liabilities and parent company equity		$3.6	$3.6

The accompanying notes are an integral part of these Unaudited Interim Condensed Carve-out Combined Financial Statements. Details of our commitments and contingencies are set out in Note 6 to these

Unaudited Interim Condensed Carve-out Combined Financial Statements.

Neotope Corporation Limited

Unaudited Interim Condensed Carve-out Combined Statements of Cash Flows

For the Six Month Periods Ended June 30, 2012 and 2011

	Six Months Ended June 30,
	2012	2011
	(in millions)
Cash flows from operating activities:
Net loss	$(20.7)	$(12.9)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	0.2	0.4
Share-based compensation	5.3	1.7
Net changes in assets and liabilities:
Increase in prepaid and other assets	—	(0.3)
(Decrease)/increase in accounts payable and accruals and other liabilities	(3.9)	1.9

Net cash used in operating activities	(19.1)	(9.2)

Cash flows from investing activities:
Purchase of property, plant and equipment	(0.2)	(0.3)
Net cash used in investing activities	(0.2)	(0.3)

Cash flows from financing activities:
Net funding provided by Elan	19.3	9.5

Net cash provided by financing activities	$19.3	$9.5

Net increase/(decrease) in cash and cash equivalents	—	—

Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	—	—

The accompanying notes are an integral part of these Unaudited Interim Condensed Carve-out Combined Financial Statements.

Neotope Corporation Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS

1. Description of Business

Neotope Corporation Limited is a newly formed, private limited company incorporated in Ireland that was created for the purpose of completing the series of transactions by which Elan will separate its Neotope business from Elan’s other businesses. Neotope’s business consists of a substantial portion of Elan Corporation, plc’s former drug discovery business platform, including the following former wholly owned subsidiaries of Elan and related tangible assets and liabilities, which we refer to as the “Neotope Business:”

•

Neotope Biosciences Limited (“Neotope Biosciences”). Neotope Biosciences, a wholly owned subsidiary of Neotope, is engaged in the discovery and development of antibodies for the potential treatment of a broad range of indications, including

•	AL and AA forms of amyloidosis, complex diseases caused by tissue deposition of misfolded proteins that result in progressive organ damage;

•	Parkinson’s disease and related synucleinopathies; and

•	Autoimmune disease and metastatic cancers such as melanoma in which melanoma cell adhesion molecule (“MCAM”) mediated cell adhesion may contribute to disease pathology or progression.

Neotope Biosciences’ strategy is to apply its expertise in generating novel therapeutic antibodies, working with a broad range of collaborators in specific disease models, to select candidates for further clinical development. Neotope Biosciences’ portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, MCAM for autoimmune disease and metastatic cancers such as melanoma, and tau for Alzheimer’s disease and other tauopathies. Neotope Biosciences also has a program focused on the potential treatment of type 2-diabetes.

•

Onclave Therapeutics Limited (“Onclave”). Onclave, a wholly owned subsidiary of Neotope Biosciences, is engaged in the development of our lead program NEOD001, which is being evaluated for the potential treatment of AL amyloidosis. In 2011, Onclave was granted orphan drug designation of NEOD001 and in September 2012 filed an Investigational New Drug Application with the Food and Drug Administration (“FDA”) for AL amyloidosis.

•

Neotope Biosciences, Inc. (“Neotope US”). Neotope US, a wholly owned subsidiary of Neotope Biosciences, was organized as part of the reorganization transactions and will provide research and development services to Neotope Biosciences, at its direction and at arm’s length rates. For a limited time following the separation and distribution, we expect that Neotope US will provide research and development services to Elan, at its direction and at arm’s length rates.

The separation of the Neotope Business is subject to conditions, including approval by the shareholders of Elan Corporation, plc. If the transaction is effected, Elan expects there to be a separate listing of Neotope on a U.S. exchange, by the end of 2012.

All references to “we,” “our,” or “us” in these Unaudited Interim Condensed Carve-out Combined Financial Statements refer to the Neotope Business. Elan Corporation, plc and its consolidated subsidiaries are collectively referred to herein as “Elan”.

2. Significant Accounting Policies

The following accounting policies have been applied in the preparation of these Unaudited Interim Condensed Carve-out Combined Financial Statements.

(a) Basis of preparation and presentation of financial information

The Neotope Business has historically operated as part of Elan and not as a separate stand-alone entity. The Unaudited Interim Condensed Carve-out Combined Financial Statements of the Neotope Business have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent the financial position and performance of the Neotope Business as if the Neotope Business had existed on a stand-alone basis during each of the six month periods ended June 30, 2012 and June 30, 2011 for statement of operations and cash flow statement amounts and as of June 30, 2012 and December 31, 2011 for balance sheet amounts; and as if Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 810, “Consolidation”, had been applied throughout. The Unaudited Interim Condensed Carve-out Combined Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), by aggregating financial information from the components of the Neotope Business described in Note 1. Per share data has not been presented as no common shares were outstanding during the periods presented and such information would not be meaningful.

The accompanying Unaudited Interim Condensed Carve-out Combined Financial Statements of Neotope only include assets and liabilities that management have determined are specifically identifiable with the Neotope Business and allocations of direct costs and indirect costs attributable to operations of the Neotope Business. Indirect costs relate to certain support functions that are provided on a centralized basis within Elan.

The support functions provided to us by Elan include, but are not limited to:

•	Accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services;

•	Employee benefit administration, including equity award and pension services; and

•	Cash and treasury management.

Central support costs of the Neotope Business for the six month period ended June 30, 2012 amounted to $4.1 million (2011: $2.0 million). These costs have been allocated to the Neotope Business for the purposes of preparing the Unaudited Interim Condensed Carve-out Combined Financial Statements based on estimated usage of the resources by us. The estimated usage of the central support resources by the Neotope Business has been determined by estimating our portion of the most appropriate driver of each category of central support costs such as headcount and labor hours, depending on the nature of the costs. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if the Neotope Business had been operated on a standalone basis.

Elan has an equity award program which provides for the issuance of share options, restricted stock units (RSUs) and other equity awards to its employees, including employees that have directly and indirectly provided service to the Neotope Business. The share-based payment compensation expense recognized in these Unaudited Interim Condensed Carve-out Combined Financial Statements includes all of the share-based payment expenses directly attributable to the Neotope Business, and allocations of indirect expenses that have been deemed attributable to the Neotope Business.

Elan uses a centralized approach to manage substantially all of its liquid resources and to finance its operations and, as a result, no separate cash accounts for the Neotope Business were historically maintained, and debt and liquid resources maintained at the Elan group level are not included in the accompanying Unaudited Interim Condensed Carve-out Combined Financial Statements. Liquid resources are defined as the total of cash and cash equivalents, current restricted cash and current investment securities. Elan has historically funded all of our operating and capital resource requirements.

The parent company equity balance in the Unaudited Interim Condensed Carve-out Combined Financial Statements constitutes Elan’s investment in the Neotope Business and represents the excess of total liabilities over total assets (or excess of total assets over total liabilities), including the netting of intercompany funding balances between us and Elan. Changes in parent company equity represent Elan’s net investment in us, after giving effect to our net loss, contributions from Elan in the form of share-based compensation to our employees and net funding provided by Elan.

The tax amounts in the Unaudited Interim Condensed Carve-out Combined Financial Statements have been calculated as if the Neotope Business was a separate taxable entity and consistent with the asset and liability method prescribed in ASC 740 “Income Taxes”, (ASC 740).

The Unaudited Interim Condensed Carve-out Combined Financial Statements of Neotope are presented in U.S. dollars ($), which is the functional currency of the Neotope Business, and have been prepared on a going concern basis. As part of the separation, Elan intends to make a net cash investment in the Neotope Subsidiaries, which is expected to be used by Neotope to fund working capital expenses and for other general corporate purposes. Elan also intends to make a cash payment to Neotope to acquire less than 20% of the outstanding ordinary shares of Neotope. Immediately following the net cash investment and the issuance of less than 20% of Neotope’s ordinary shares to Elan, we expect that we will have at least $100 million in cash and cash equivalents, which we believe will provide us with sufficient liquidity and capital resources to meet our cash needs through approximately June 30, 2015. On this basis, we believe that Neotope has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to continue to adopt the going concern basis in preparing these Unaudited Interim Condensed Carve-out Combined Financial Statements.

(b) Use of estimates

The preparation of the Unaudited Interim Condensed Carve-out Combined Financial Statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates are used in determining items such as the carrying amounts of property, plant and equipment and the fair value of share-based compensation, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on estimated useful lives as follows:

Leasehold improvements	Shorter of expected useful life or lease term
Plant and equipment	3-10 years

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require that a long-lived asset is tested for possible impairment, we compare undiscounted cash flows expected to be generated by an asset to the carrying amount of the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. We determine fair value using the income approach based on the present value of expected cash flows. Our cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors.

(d) Leasing

Rentals on operating leases are charged to expense on a straight-line basis over the period of the lease.

(e) Revenue

Revenue is comprised of fees earned from the provision of research and development (R&D) services. These fees include a mark-up to certain costs incurred by the Neotope Business in the provision of those R&D services. Revenue is recognized when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We defer and amortize up-front fees to the income statement over the performance period. The performance period is the period over which we expect to provide services as determined by the contract provisions.

(f) Research and development

Research and development (R&D) costs are expensed as incurred. Costs to acquire intellectual property, product rights and other similar intangible assets are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

(g) Taxation

Income taxes reflected in these financial statements have been calculated as if the business were a separate taxable group and consistent with the asset and liability method prescribed by ASC 740.

Deferred tax assets (DTAs) and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates projected to be in effect for the year in which the differences are expected to reverse. DTAs are recognized for the expected future tax consequences, for all deductible temporary differences and operating loss carryforwards. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the future effective income tax rate of the business. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending and changes in overall levels of income before taxes.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties related to unrecognized tax benefits are accounted for in income tax expense.

(h) Share-based compensation

Elan has an equity award program which provides for the issuance of share options, RSUs and other equity awards to its employees, including employees that have directly and indirectly provided service to the Neotope Business. The share-based payment compensation expense recognized in these Unaudited Interim Condensed Carve-out Combined Financial Statements includes all of the share-based payment expenses directly attributable to the Neotope Business, and allocations of indirect expenses that have been deemed attributable to the Neotope Business.

Share-based compensation expense for equity-settled awards is measured and recognized based on estimated grant date fair values. These awards include employee stock options, RSUs and stock purchases related to Elan’s employee equity purchase plan (EEPP).

Share-based compensation cost for stock options and ordinary shares issued under Elan’s EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. Share-based compensation cost for RSUs is measured based on the closing fair market value of Elan’s ordinary shares on the date of grant. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Estimating the fair value of share-based awards as of the grant or vest date using an option-pricing model, such as the binomial model, is affected by Elan’s share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors.

(i) Contingencies

We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as the potential range of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued.

3. Income Taxes

Income taxes reflected in these Unaudited Interim Condensed Carve-out Combined Financial Statements have been calculated as if the Neotope Business was a separate taxable group and consistent with the asset and liability method prescribed by ASC 740.

The following table sets forth the details of the provision for income taxes for the six month periods ended June 30 (in millions):

	Six Months Ended June 30,
	2012	2011
Irish corporation tax — current	$—	$—
Foreign taxes — current	0.1	0.3
Foreign taxes — deferred	—	—

Provision for income taxes	$0.1	$0.3

The overall tax provision for the period ended June 30, 2012 was $0.1 million (2011: $0.3 million). This is allocated to ordinary activities and reflects U.S. Federal and State taxes.

No current tax liabilities have been recognized on the balance sheet as it is assumed that they have been settled as they arose.

The effective tax rate differs from the Irish statutory tax rate of 12.5% for the six month periods ended June 30 as follows (in millions):

	Six Months Ended June 30,
	2012	2011
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	$(2.6)	$(1.6)
Foreign income at rates other than the Irish standard rate	(0.1)	0.4
Losses for which no deferred tax asset is recognized	2.6	1.6
Share based payments	0.3	0.2
Research & development tax credit	(0.1)	(0.3)

Provision for income taxes	$0.1	$0.3

For the six month periods ended June 30, the distribution of losses before provision for income taxes by geographical area was as follows (in millions):

	Six Months Ended June 30,
	2012	2011
Ireland	$(17.4)	$(12.0)
Foreign	(3.2)	(0.6)

Loss before provision for income taxes	$(20.6)	$(12.6)

Deferred Tax

Deferred tax assets and deferred tax liabilities at June 30, 2012 and December 31, 2011 were as follows (in millions):

	June 30, 2012	December 31, 2011
Deferred tax liabilities	$—	$—
Deferred tax assets	11.7	5.0
Valuation allowance	(11.7)	(5.0)

Net deferred tax asset	$—	$—

A full valuation allowance has been recognized in relation to all deferred tax assets (which relate primarily to Irish net operating losses and U.S. share based compensation), as the recoverability of the deferred tax assets is uncertain. The valuation allowance recorded against the DTAs as of June 30, 2012 was $11.7 million (2011: $5.0 million). The net change in valuation allowance for 2012 was an increase of $4.0 million (2011: increase of $2.2 million), relating primarily to Irish net operating losses and U.S. share based payments.

At June 30, 2012, certain of Neotope’s Irish subsidiaries had net operating loss carryovers for income tax purposes of $67 million. These can be carried forward indefinitely but are limited to the same trade/trades.

There were no material unrecognized tax benefits at June 30, 2012.

The major taxing jurisdictions for the Neotope Business are Ireland and the United States. The tax years 2007 to 2011 remain subject to examination by the respective taxing authorities of each jurisdiction.

The current and deferred tax charges/(benefits) and the related tax disclosures set out above are not necessarily representative of the tax charges/(benefits) that may arise in the future.

4. Accruals and Other Current Liabilities, and Other Long-Term Liabilities

Accruals and other current liabilities at June 30, 2012 and December 31, 2011 consisted of the following (in millions):

	June 30, 2012	December 31, 2011
Clinical accruals	$2.6	$5.5
Payroll and related taxes	1.3	2.0
Legal accruals	0.1	0.1
Other creditors	0.2	0.2
Other accruals	0.1	0.1

Total accruals and other current liabilities	$4.3	$7.9

Other long-term liabilities at June 30, 2012 and December 31, 2011 consisted of the following (in millions):

	June 30, 2012	December 31, 2011
Deferred rent	$1.0	$1.0
Deferred compensation	0.8	0.7

Total other long-term liabilities	$1.8	$1.7

5. Share-based Compensation

Elan has an equity award program which provides for the issuance of share options, RSUs and other equity awards to its employees, including employees that have directly and indirectly provided service to the Neotope Business.

The share-based payment compensation expense recognized in these Unaudited Interim Condensed Carve-out Combined Financial Statements includes all of the share-based payment expenses directly attributable to the Neotope Business, and an allocation of indirect expenses that have been deemed attributable to the Neotope Business. Equity awards made by Elan are settled through the issuance of new shares and are recognized in the Unaudited Interim Condensed Carve-out Combined Financial Statements as equity settled share-based compensation.

The total net expense of $6.2 million (2011: $2.1 million) relating to equity-settled share-based compensation for the Neotope Business has been recognized in the following line items in the Unaudited Interim Carve-out Combined Financial Statements in the six month periods ended June 30, (in millions):

	Six Months Ended June 30,
	2012	2011
Research and development expenses - direct	$5.3	$1.7

Total direct expense	5.3	1.7
General and administrative expenses - allocated	0.9	0.4

Total	$6.2	$2.1

Share-based compensation arose under the following awards (in millions):

	Six Months Ended June 30,
	2012	2011
RSUs	$3.0	$1.1
Stock options	2.3	0.6

Share-based compensation expense - direct	5.3	1.7
Share-based compensation expense - allocated	0.9	0.4

Total	$6.2	$2.1

6. Commitments and Contingencies

For a discussion of our commitments and contingencies, please read Note 13 to our Carve-out Combined Financial Statements for the year ended December 31, 2011. Our commitments and contingencies as of June 30, 2012 have not materially changed from the date of that report.

7. New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Elan Corporation, plc

We have audited the accompanying carve-out combined financial statements of the Neotope Business, which comprises the carve-out combined balance sheets as at December 31, 2011 and 2010, and the carve-out combined statements of operations, parent company equity and cash flows for each of the years in the three-year period ended December 31, 2011 (together and hereinafter, the “Combined Financial Statements”). These Combined Financial Statements are the responsibility of the management of Elan Corporation, plc. Our responsibility is to express an opinion on these Combined Financial Statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Combined Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Combined Financial Statements referred to above present fairly, in all material respects, the financial position of the Neotope Business as at December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in accordance with U.S. generally accepted accounting principles.

KPMG

Chartered Accountants

Dublin, Ireland

October 1, 2012

Neotope Corporation Limited

Carve-out Combined Statements of Operations

For the Years Ended December 31, 2011, 2010 and 2009

	Notes	2011	2010	2009
		(in millions)
Revenue		$0.5	$1.2	$2.5

Operating expenses:
Research and development expenses		24.2	9.8	3.0
General and administrative expenses		5.6	3.6	0.7

Total operating expenses		29.8	13.4	3.7

Operating loss and net loss before income taxes		(29.3)	(12.2)	(1.2)
Provision for income taxes	4	0.5	0.3	0.1

Net loss		$(29.8)	$(12.5)	$(1.3)

The accompanying notes are an integral part of these Carve-out Combined Financial Statements. The Neotope Business had no other items of income or expense during the current or prior years and therefore no separate statement of comprehensive income/(loss) is presented. Details of our commitments and contingencies are set out in Note 13 of these Carve-out Combined Financial Statements.

Neotope Corporation Limited

Carve-out Combined Balance Sheets

As of December 31, 2011 and 2010

	Notes	2011	2010
		(in millions)
ASSETS
Current Assets:
Prepaid and other current assets		$0.1	$—

Total current assets		0.1	—
Non-Current Assets:
Property, plant and equipment, net	5	2.5	2.4
Intangible assets, net	6	0.1	—
Other non-current assets	7	0.9	0.9

Total assets		$3.6	$3.3

LIABILITIES AND PARENT COMPANY EQUITY
Current Liabilities:
Accounts payable		$0.4	$0.1
Accrued and other current liabilities	8	7.9	1.7

Total current liabilities		8.3	1.8
Other non-current liabilities	8	1.7	1.4

Total liabilities		10.0	3.2

Parent company equity		(6.4)	0.1

Total liabilities and parent company equity		$3.6	$3.3

The accompanying notes are an integral part of these Carve-out Combined Financial Statements.

Neotope Corporation Limited

Carve-out Combined Statements of Parent Company Equity

For the Years Ended December 31, 2011, 2010 and 2009

Total Parent Company Equity (in millions)
Balance at December 31, 2008	$—
Net loss	(1.3)
Share-based compensation	0.1
Net funding provided by Elan	0.5

Balance at December 31, 2009	(0.7)
Net loss	(12.5)
Share-based compensation	1.6
Net funding provided by Elan	11.7

Balance at December 31, 2010	0.1
Net loss	(29.8)
Share-based compensation	3.0
Net funding provided by Elan	20.3

Balance at December 31, 2011	$(6.4)

The accompanying notes are an integral part of these Carve-out Combined Financial Statements.

Neotope Corporation Limited

Carve-out Combined Statements of Cash Flows

For the Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	(in millions)
Cash flows from operating activities:
Net loss	$(29.8)	$(12.5)	$(1.3)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	0.4	0.2	—
Share-based compensation	3.0	1.6	0.1
Net changes in assets and liabilities:
Increase in other assets	(0.1)	(0.1)	(0.8)
Increase in accounts payable and accruals and other liabilities	6.8	1.7	1.5

Net cash used in operating activities	(19.7)	(9.1)	(0.5)
Cash flows from investing activities:
Purchase of property, plant and equipment	(0.5)	(2.6)	—
Purchase of intangible assets	(0.1)	—	—

Net cash used in investing activities	(0.6)	(2.6)	—
Cash flows from financing activities:
Net funding provided by Elan	20.3	11.7	0.5

Net cash provided by financing activities	20.3	11.7	0.5
Net increase/(decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—

The accompanying notes are an integral part of these Carve-out Combined Financial Statements.

Neotope Corporation Limited

Notes to the Carve-Out Combined Financial Statements

1. Description of Business

Neotope Corporation Limited is a newly formed, private limited company incorporated in Ireland that was created for the purpose of completing the series of transactions by which Elan will separate its Neotope business from Elan’s other businesses. Neotope’s business consists of a substantial portion of Elan Corporation, plc’s former drug discovery business platform, including the following former wholly owned subsidiaries of Elan and related tangible assets and liabilities, which we refer to as the “Neotope Business:”

•

Neotope Biosciences Limited (“Neotope Biosciences”). Neotope Biosciences, a wholly owned subsidiary of Neotope, is engaged in the discovery and development of antibodies for the potential treatment of a broad range of indications, including

•	AL and AA forms of amyloidosis, complex diseases caused by tissue deposition of misfolded proteins that result in progressive organ damage;

•	Parkinson’s disease and related synucleinopathies; and

•	Autoimmune disease and metastatic cancers such as melanoma in which melanoma cell adhesion molecule (“MCAM”) mediated cell adhesion may contribute to disease pathology or progression.

Neotope Biosciences’ strategy is to apply its expertise in generating novel therapeutic antibodies, working with a broad range of collaborators in specific disease models, to select candidates for further clinical development. Neotope Biosciences’ portfolio of targets includes alpha-synuclein for the potential treatment of synucleinopathies, such as Lewy body dementia and Parkinson’s disease, MCAM for autoimmune disease and metastatic cancers such as melanoma, and tau for Alzheimer’s disease and other tauopathies. Neotope Biosciences also has a program focused on the potential treatment of type 2-diabetes.

•

Onclave Therapeutics Limited (“Onclave”). Onclave, a wholly owned subsidiary of Neotope Biosciences, is engaged in the development of our lead program NEOD001, which is being evaluated for the potential treatment of AL amyloidosis. In 2011, Onclave was granted orphan drug designation of NEOD001 and in September 2012 filed an Investigational New Drug Application with the Food and Drug Administration (“FDA”) for AL amyloidosis.

•

Neotope Biosciences, Inc. (“Neotope US”). Neotope US, a wholly owned subsidiary of Neotope Biosciences, was organized as part of the reorganization transactions and will provide research and development services to Neotope Biosciences, at its direction and at arm’s length rates. For a limited time following the separation and distribution, we expect that Neotope US will provide research and development services to Elan, at its direction and at arm’s length rates.

The separation of the Neotope Business is subject to conditions, including approval by the shareholders of Elan Corporation, plc. If the transaction is effected, Elan expects there to be a separate listing of Neotope on a U.S. exchange, by the end of 2012.

All references to “we,” “our,” or “us” in these Carve-out Combined Financial Statements refer to the Neotope Business. Elan Corporation, plc and its consolidated subsidiaries are collectively referred to herein as “Elan”.

2. Significant Accounting Policies

The following accounting policies have been applied in the preparation of these Carve-out Combined Financial Statements.

(a) Basis of preparation and presentation of financial information

The Neotope Business has historically operated as part of Elan and not as a separate stand-alone entity. The Carve-out Combined Financial Statements of the Neotope Business have been prepared on a “carve-out” basis from the consolidated financial statements of Elan to represent the financial position and performance of the Neotope Business as if the Neotope Business had existed on a stand-alone basis during each of the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009 for statement of operations and cash flow statement amounts and as of December 31, 2011 and December 31, 2010 for balance sheet amounts; and as if Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 810, “Consolidation”, had been applied throughout. The Carve-out Combined Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), by aggregating financial information from the components of the Neotope Business described in Note 1. Per share data has not been presented as no common shares were outstanding during the periods presented and such information would not be meaningful.

The accompanying Carve-out Combined Financial Statements of Neotope only include assets and liabilities that management have determined are specifically identifiable with the Neotope Business, and allocations of direct costs and indirect costs attributable to operations of the Neotope Business. Indirect costs relate to certain support functions that are provided on a centralized basis within Elan.

The support functions provided to us by Elan include, but are not limited to:

•	Accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services;

•	Employee benefit administration, including equity award and pension services; and

•	Cash and treasury management.

Central support costs of the Neotope Business for the fiscal year ended December 31, 2011 amounted to $4.0 million (2010: $2.8 million; 2009: $0.7 million). These costs have been allocated to the Neotope Business for the purposes of preparing the Carve-out Combined Financial Statements based on estimated usage of the resources by us. The estimated usage of the central support resources by the Neotope Business has been determined by estimating our portion of the most appropriate driver of each category of central support costs such as headcount and labor hours depending on the nature of the costs. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if the Neotope Business had been operated on a standalone basis.

Elan has an equity award program which provides for the issuance of share options, restricted stock units (RSUs) and other equity awards to its employees, including employees that have directly and indirectly provided services to the Neotope Business. The share-based payment compensation expense recognized in these Carve-out Combined Financial Statements includes all of the share-based payment expenses directly attributable to the Neotope Business, and allocations of indirect expenses that have been deemed attributable to the Neotope Business.

Elan uses a centralized approach to manage substantially all of its liquid resources and to finance its operations and, as a result, no separate cash accounts for the Neotope Business were historically maintained, and debt and liquid resources maintained at the Elan group level are not included in the accompanying Carve-out Combined Financial Statements. Liquid resources are defined as the total of cash and cash equivalents, current restricted cash and current investment securities. Elan has historically funded all of our operating and capital resource requirements.

The parent company equity balance in the Carve-out Combined Financial Statements constitutes Elan’s investment in the Neotope Business and represents the excess of total liabilities over total assets (or excess of total assets over total liabilities), including the netting of intercompany funding balances between us and Elan. Changes in parent company equity represent Elan’s net investment in us, after giving effect to our net loss, contributions from Elan in the form of share-based compensation to our employees and net funding provided by Elan.

The tax amounts in the Carve-out Combined Financial Statements have been calculated as if the Neotope Business was a separate taxable entity and consistent with the asset and liability method prescribed in ASC 740 “Income Taxes”, (ASC 740).

The Carve-out Combined Financial Statements of Neotope are presented in U.S. dollars ($), which is the functional currency of the Neotope Business, and have been prepared on a going concern basis. As part of the separation, Elan intends to make a net cash investment in the Neotope Subsidiaries, which is expected to be used by Neotope to fund working capital expenses and for other general corporate purposes. Elan also intends to make a cash payment to Neotope to acquire less than 20% of the outstanding ordinary shares of Neotope. Immediately following the net cash investment and the issuance of less than 20% of Neotope’s ordinary shares to Elan, we expect that we will have at least $100 million in cash and cash equivalents, which we believe will provide us with sufficient liquidity and capital resources to meet our cash needs through approximately June 30, 2015. On this basis, we believe that Neotope has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to continue to adopt the going concern basis in preparing these Carve-out Combined Financial Statements.

(b) Use of estimates

The preparation of the Carve-out Combined Financial Statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates are used in determining items such as the carrying amounts of property, plant and equipment and the fair value of share-based compensation, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on estimated useful lives as follows:

Leasehold improvements	Shorter of expected useful life or lease term
Plant and equipment	3-10 years

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require that a long-lived asset is tested for possible impairment, we compare undiscounted cash flows expected to be generated by an asset to the carrying amount of the asset. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. We determine fair value using the income approach based on the present value of expected cash flows. Our cash flow assumptions consider historical and forecasted revenue and operating costs and other relevant factors.

(d) Leasing

Rentals on operating leases are charged to expense on a straight-line basis over the period of the lease.

(e) Revenue

Revenue is comprised of fees earned from the provision of research and development (R&D) services to Elan. These fees include a mark-up to certain costs incurred by the Neotope Business in the provision of those R&D services. Revenue is recognized when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We defer and amortize up-front fees to the income statement over the performance period. The performance period is the period over which we expect to provide services as determined by the contract provisions.

(f) Research and development

R&D costs are expensed as incurred. Costs to acquire intellectual property, product rights and other similar intangible assets are capitalized and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.

(g) Taxation

Income taxes reflected in these financial statements have been calculated as if the business were a separate taxable group and consistent with the asset and liability method prescribed by ASC 740.

Deferred tax assets (DTAs) and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates projected to be in effect for the year in which the differences are expected to reverse. DTAs are recognized for the expected future tax consequences, for all deductible temporary differences and operating loss carryforwards. A valuation allowance is required for DTAs if, based on available evidence, it is more likely than not that all or some of the asset will not be realized due to the inability to generate sufficient future taxable income.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the future effective income tax rate of the business. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending and changes in overall levels of income before taxes.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties related to unrecognized tax benefits are accounted for in income tax expense.

(h) Share-based compensation

Elan has an equity award program which provides for the issuance of share options, RSUs and other equity awards to its employees, including employees that have directly and indirectly provided services to the Neotope Business. The share-based payment compensation expense recognized in these Carve-out Combined Financial Statements includes all of the share-based payment expenses directly attributable to the Neotope Business, and allocations of indirect expenses that have been deemed attributable to the Neotope Business.

Share-based compensation expense for equity-settled awards is measured and recognized based on estimated grant date fair values. These awards include employee stock options, RSUs and stock purchases related to Elan’s employee equity purchase plan (EEPP).

Share-based compensation cost for stock options and ordinary shares issued under Elan’s EEPP is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. Share-based compensation cost for RSUs is measured based on the closing fair market value of Elan’s ordinary shares on the date of grant. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Estimating the fair value of share-based awards as of the grant or vest date using an option-pricing model, such as the binomial model, is affected by Elan’s share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviors.

(i) Contingencies

We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as the potential range of probable losses. We record accruals for such contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If an unfavorable outcome is probable, but the amount of the loss cannot be reasonably estimated, we estimate the range of probable loss and accrue the most probable loss within the range. If no amount within the range is deemed more probable, we accrue the minimum amount within the range. If neither a range of loss nor a minimum amount of loss is estimable, then appropriate disclosure is provided, but no amounts are accrued.

(j) Recent Accounting pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments will impact our disclosures but is not expected to impact our combined financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in OCI. To increase the prominence of items reported in OCI and to facilitate convergence of U.S. GAAP and IFRS, the FASB decided to eliminate the option to present components of OCI as part of the statement of changes in shareholders’ equity. The amendments require that all nonowner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total OCI, the components of OCI, and the total of comprehensive income. The amendments are effective for fiscal years beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-05 to impact our combined financial position, results of operations or cash flows.

3. Segment, Geographical and Suppliers Information

Our chief operating decision maker (CODM) has been identified as Mr. Dale Schenk, Chief Executive Officer of Neotope. Neotope has a single reporting segment and operating unit structure and the CODM monitors financial performance from this perspective based on the level of operating losses. As of December 31, 2011 and 2010 all of our assets, which had total carrying amounts of $3.6 million and $3.3 million, respectively, were held in the United States.

We are dependent on Boehringer Ingelheim to manufacture our clinical supplies of NEOD001. An inability to obtain product supply could have a material adverse impact on our business, financial condition and results of operations.

4. Income Taxes

Income taxes reflected in these Carve-out Combined Financial Statements have been calculated as if the Neotope Business was a separate taxable group and consistent with the asset and liability method prescribed by ASC 740.

The following table sets forth the details of the provision for income taxes for the years ended December 31 (in millions):

	2011	2010	2009
Irish corporation tax — current	$—	$—	$—
Irish corporation tax — deferred	—	—	—
U.S. taxes — current	0.5	0.3	0.1
U.S. taxes — deferred	—	—	—

Provision for income taxes	$0.5	$0.3	$0.1

The overall tax provision for 2011 was $0.5 million (2010: $0.3 million; 2009: $0.1 million). This is allocated to ordinary activities and reflects U.S. Federal and State taxes.

No current tax liabilities have been recognized on the balance sheet as it is assumed that they have been settled as they arose.

The effective tax rate differs from the Irish statutory tax rate of 12.5% as follows (in millions):

	2011	2010	2009
Irish standard tax rate	12.5%	12.5%	12.5%
Taxes at the Irish standard rate	$(3.7)	$(1.5)	$(0.1)
U.S. income at rates other than the Irish standard rate	0.7	0.3	0.1
Losses for which no deferred tax asset is recognized	3.7	1.5	0.1
Share-based payments	0.2	0.2	—
R&D tax credit	(0.4)	(0.2)	—

Provision for income taxes	$0.5	$0.3	$0.1

For the years ended December 31, the distribution of losses before provision for income taxes by geographical area was as follows (in millions):

	2011	2010	2009
Ireland	$(27.8)	$(12.2)	$(3.5)
United States	(1.5)	—	2.3

Loss before provision for income taxes	$(29.3)	$(12.2)	$(1.2)

Deferred Tax

The full potential amounts of deferred tax comprised the following DTAs and deferred tax liabilities at December 31 (in millions):

	2011	2010
Total deferred tax liabilities	$—	$—
Deferred tax assets:
Net operating losses	6.0	2.2
R&D tax credit	0.7	0.2
Share-based compensation expense	1.0	0.4
Total deferred tax assets	$7.7	$2.8
Valuation allowance	$(7.7)	$(2.8)

Net deferred tax asset/(liability)	$—	$—

A full valuation allowance has been recognized in relation to all deferred tax assets (which relate primarily to Irish net operating losses and U.S. share based compensation), as the recoverability of the deferred tax assets is uncertain. The valuation allowance recorded against the DTAs as of December 31, 2011 was $7.7 million (2010: $2.8 million). The net change in valuation allowance for 2011 was an increase of $4.9 million (2010: increase of $2.3 million; 2009: increase of $0.5 million), relating primarily to Irish net operating losses and U.S. share based payments.

The gross amount of unused tax loss carryforwards with their expiration dates are as follows (in millions):

At December 31, 2011
	Ireland	U.S. State	U.S. Federal	Total
One year	$—	$—	$—	$—
Two years	—	—	—	—
Three years	—	—	—	—
Four years	—	—	—	—
Five years	—	—	—	—
More than five years	47.8	—	—	47.8

Total	$47.8	$—	$—	$47.8

At December 31, 2011, certain of Neotope’s Irish subsidiaries had net operating loss carryovers for income tax purposes of $47.8 million. These can be carried forward indefinitely but are limited to the same trade/trades.

There were no material unrecognized tax benefits at 31 December 2011.

The major taxing jurisdictions for the Neotope Business are Ireland and the United States. The tax years 2007 to 2011 remain subject to examination by the respective taxing authorities of each jurisdiction.

The current and deferred tax charges/(benefits) and the related tax disclosures set out above are not necessarily representative of the tax charges/(benefits) that may arise in the future.

5. Property, Plant and Equipment

	Leasehold Improvement	Plant & Equipment	Total
	(In millions)
Cost:
At January 1, 2010	$—	$—	$—
Additions/Transfers	0.8	1.8	2.6

At December 31, 2010	$0.8	$1.8	$2.6
Additions/Transfers	—	0.5	0.5

At December 31, 2011	$0.8	$2.3	$3.1

Accumulated depreciation:
At January 1, 2010	$—	$—	$—
Charged in year	—	(0.2)	(0.2)

At December 31, 2010	$—	$(0.2)	$(0.2)
Charged in year	(0.1)	(0.3)	(0.4)

At December 31, 2011	$(0.1)	$(0.5)	$(0.6)

Net book value: December 31, 2011	$0.7	$1.8	$2.5

Net book value: December 31, 2010	$0.8	$1.6	$2.4

The depreciation charge for property, plant and equipment of $0.4 million for 2011 (2010: $0.2 million; 2009: $Nil) was recognized in the R&D expenses reporting line item in the Carve-out Combined Statement of Operations.

6. Intangible Assets

Intangible assets as of December 31, 2011 and 2010 are comprised of computer software assets.

7. Other Assets

Other non-current assets as of December 31, 2011 and 2010 are comprised principally of assets relating to deferred compensation plans. Certain employees that provide directly attributable services to the Neotope Business participate in Elan’s deferred compensation plans. The assets attributable to these employees have been specifically identified and included in the Carve-out Combined Balance Sheet.

8. Accruals and Other Current Liabilities, and Other Long-Term Liabilities

Accruals and other current liabilities at December 31 consisted of the following (in millions):

	2011	2010
Clinical accruals	$5.5	$0.8
Payroll and related taxes	2.0	0.5
Legal accruals	0.1	0.2
Other creditors	0.2	0.1
Other accruals	0.1	0.1

Total accrued and other current liabilities	$7.9	$1.7

The increase in clinical accruals of $4.7 million to $5.5 million at December 31, 2011 compared to $0.8 million at December 31, 2010 is due to the increased clinical spend on the NEOD001 for amyloidosis program in preparation of advancing this program into a Phase 1 clinical trial.

Other long-term liabilities at December 31 consisted of the following (in millions):

	2011	2010
Deferred rent	$1.0	$0.6
Deferred compensation	0.7	0.8

Total other long-term liabilities	$1.7	$1.4

9. Employee Retirement Plan

Elan maintains a 401(k) retirement savings plan for employees based in the United States, including employees that have directly and indirectly provided service to the Neotope Business. Participants in the 401(k) plan may contribute up to 80% of their annual compensation (prior to January 1, 2011, participants could contribute up to 100% of their annual compensation), limited by the maximum amount allowed by the IRC. Elan matches 3% of each participating employee’s annual compensation payable on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. The matching contributions are vested immediately. For 2011, the Neotope Business recorded $0.1 million (2010: $Nil; 2009: $Nil) of expense in connection with the matching contributions under the 401(k) plan.

10. Share-based Compensation

Elan has an equity award program which provides for the issuance of share options, RSUs and other equity awards to its employees, including employees that have directly and indirectly provided service to the Neotope Business.

The share-based payment compensation expense recognized in these Carve-out Combined Financial Statements includes all of the share-based payment expenses directly attributable to the Neotope Business, and an allocation of indirect expenses that have been deemed attributable to the Neotope Business. Equity awards made by Elan are settled through the issuance of new shares and are recognized in the Carve-out Combined Financial Statements as equity settled share-based compensation.

Share-based Compensation Expense

The total expense of $3.6 million (2010: $1.9 million; 2009: $0.1 million) relating to equity-settled share-based compensation for the Neotope Business has been recognized in the following line items in the Carve-out Combined Financial Statements (in millions):

	2011	2010	2009
Research and development expenses - direct	$2.8	$1.6	$0.1
General and administrative expenses - direct	0.2	—	—

Total direct expense	3.0	1.6	0.1
General and administrative expenses - allocated	0.6	0.3	—

Total	$3.6	$1.9	$0.1

Share-based compensation arose under the following awards (in millions):

	2011	2010	2009
RSUs	$1.7	$1.0	$0.1
Stock options	1.3	0.6	—

Share-based compensation expense — direct	3.0	1.6	0.1
Share-based compensation expense — allocated	0.6	0.3	—

Total	$3.6	$1.9	$0.1

The total direct equity-settled share-based compensation expense for the Neotope Business related to unvested awards not yet recognized, adjusted for estimated forfeitures, is $0.5 million at December 31, 2011. This expense is expected to be recognized over a weighted-average of 1.0 years.

Stock Options

Stock options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

The following table summarizes the number of options outstanding as of December 31 that were held by the employees that provided directly attributable service to the Neotope Business (in thousands):

	2011	2010
1996 Plan	96	106
1998 Plan	—	14
1999 Plan	57	109
2006 Long Term Incentive Plan	671	398

Total	824	627

The total stock options outstanding, vested and expected to vest, and exercisable that are held by the employees that provided directly attributable service to the Neotope Business are summarized as follows:

	No. of Options	WAEP(1)	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In millions)
Outstanding at December 31, 2009	601	$19.82
Granted	80	7.01
Expired	(54)	37.19

Outstanding at December 31, 2010	627	$16.70
Exercised	(60)	7.41
Granted	324	6.82
Expired	(67)	57.33

Outstanding at December 31, 2011	824	$10.21	6.8	$3.6

Vested and expected to vest at December 31, 2011	776	$10.41	6.7	$3.3

Exercisable at December 31, 2011	437	$12.78	5.0	$1.1

(1)	Weighted-average exercise price

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Elan’s closing share price on the last trading day of 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by direct option holders had all these option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of Elan’s ordinary shares. The total intrinsic value of options exercised in 2011 was $0.2 million. The total fair value expensed over the vesting terms of options that became fully vested in 2011 was $1.2 million (2010: $0.6 million; 2009: $0.7 million).

At December 31, 2011, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP	Options Outstanding	Weighted- Average Remaining Contractual Life	WAEP
	(in thousands)	(in years)		(in thousands)	(in years)
$1.93-$10.00	533	8.1	$6.92	157	5.9	$7.11
$10.01-$25.01	291	4.5	$16.25	280	4.5	$15.96

$1.93-$27.65	824	6.8	$10.21	437	5.0	$12.78

Equity-settled share-based payments expense recognized in the Carve-out Combined Financial Statements are based on the fair value of the awards measured at the date of grant. The graded-vesting attribution method is used for recognizing share-based compensation expense over the requisite service period for each separately vesting tranche of award as though the awards were, in substance, multiple awards.

The fair value of stock options is calculated using a binomial option-pricing model and the fair value of options issued under the EEPP is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our stock options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under the EEPP have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for the EEPP. The amount recognized as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

The implied volatility for traded options on Elan’s shares with remaining maturities of at least one year was used to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the stock option awards. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognized in the Carve-out Combined Financial Statements is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures were estimated based on historical experience and estimated future turnover.

The estimated weighted-average grant date fair values of the individual options granted to the employees that provided directly attributable service to the Neotope Business during the years ended December 31, 2011, 2010 and 2009 were $2.99, $3.86 and $5.53, respectively. The fair value of options granted during these years was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2011	2010	2009
Risk-free interest rate	1.71%	2.09%	1.43%
Expected volatility	49.3%	66.0%	95.7%
Expected dividend yield	—	—	—
Expected life (1)	—	—	—

(1)	The expected lives of options granted in 2011, as derived from the output of the binomial model, ranged from 4.8 years to 7.4 years (2010: 4.8 years to 7.5 years; 2009: 4.5 years to 7.3 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

Elan grants RSUs to its employees, including employees that have directly and indirectly provided service to the Neotope Business. The RSUs generally vest between one and three years from the grant date, and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received by the Neotope Business in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date. The total fair value expensed over the vesting terms of RSUs that became fully vested in 2011 was $1.1 million (2010: $0.6 million; 2009: $0.7 million).

The non-vested RSUs relating to the employees that provided directly attributable service to the Neotope Business are summarized as follows (in thousands, except fair value amounts):

	No. of RSUs	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2009	137	$14.33
Granted	127	7.05
Vested	(35)	18.49

Non-vested at December 31, 2010	229	$9.67
Granted	195	6.80
Vested	(132)	9.85

Non-vested at December 31, 2011	292	$7.67

Employee Equity Purchase Plan

Elan operates an EEPP for eligible employees, including employees that have directly and indirectly provided service to the Neotope Business. The EEPP is a qualified plan under Sections 421 and 423 of the IRC and allows eligible employees to purchase ordinary shares at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering period (changed from 1,000 shares per three-month offering period, beginning January 1, 2011); and subject to certain IRC restrictions.

A total of 6,412 shares were issued under the EEPP to employees for the 2011 offering period (2010: 8,344 shares; 2009: 6,808 shares). The weighted-average fair value of options granted under the EEPP to employees that have directly and indirectly provided service to the Neotope Business during the year ended December 31, 2011 was $2.30 (2010: $1.84; 2009: $2.07). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the EEPP to employees that provided directly attributable service to the Neotope Business. in the years ended December 31, were calculated using the following inputs into the Black-Scholes option-pricing model:

	2011	2010	2009
Weighted-average share price	$8.00	$5.61	$6.57
Weighted-average exercise price	$6.80	$4.77	$5.58
Expected volatility (1)	49.7%	63.9%	84.6%
Expected life	6 months	6 months	3 months
Expected dividend yield	—	—	—
Risk-free interest rate	0.16%	0.21%	0.15%

(1)	The expected volatility was determined based on the implied volatility of traded options on Elan’s ordinary shares.

11. Fair Value Measurements

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale.

As of December 31, 2011, we did not hold any financial assets or financial liabilities that are recognized at fair value in the financial statements on a recurring or non-recurring basis (2010: $Nil).

12. Leases

In March 2010, Elan entered into a lease agreement for a building in South San Francisco, California, with a commencement date in November 2010. The leased space is being utilized by the Neotope Business, and the lease term is 10 years. The cost of this operating lease is directly attributable to the Neotope Business and the total expense of $0.9 million for 2011 (2010: $0.2 million; 2009: $Nil) was recognized in the R&D line item in the Carve-out Combined Income Statement.

As of December 31, 2011, the future minimum rental commitments under the operating lease directly attributable to the Neotope Business were as follows (in millions):

Due in:
2012	$0.8
2013	0.8
2014	0.9
2015	1.0
2016 and thereafter	5.3

Total	$8.8

No Neotope Business assets were held under capital leases as of December 31, 2011 or 2010.

13. Commitments and Contingencies

As of December 31, 2011, the Elan directors had authorized capital commitments for the purchase of property, plant and equipment by the Neotope Business of $0.6 million (2010: $0.1 million) as follows (in millions):

	2011	2010
Contracted for	$0.3	$—
Not-contracted for	0.3	0.1

Total	$0.6	$0.1

14. Related Parties

All intra group transactions within the Neotope Business have been eliminated in the Carve-Out Combined Financial Statements and are not disclosed.

As previously discussed in Note 2(a), we have certain related party relationships with other subsidiaries of Elan, primarily the provision of central support functions by Elan to Neotope and the provision by Neotope of certain R&D services to Elan.

Elan provides certain central support functions to us including, but not limited to:

•	Accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services;

•	Employee benefit administration, including equity award and pension services; and

•	Cash and treasury management.

Central support costs have been allocated to the Neotope Business based on estimated usage of the resources for the purposes of preparing the Carve-out Combined Financial Statements. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if the Neotope Business operated on a stand-alone basis. The amount recorded in the Carve-out Combined Statement of Operations in respect of such support activities in the year ended December 31 2011 was $4.0 million (2010: $2.8 million; 2009: $0.7 million).